Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

7 August 2019

Commission file number: 001-10306

Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                              Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions. In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group’s 2018 Annual Report on Form 20-F and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for the Group presented by: operational and IT resilience risk (including in respect of: the Group being subject to cyberattacks; operational risks inherent in the Group’s business; exposure to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes; the Group’s operations being highly dependent on its IT systems; the Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the Group’s risk management framework; and reputational risk), economic and political risk (including in respect of: prevailing uncertainty on the terms of the UK’s withdrawal from the European Union; the Group’s plans for continuity of business impacted by the UK’s expected departure from the EU; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury’s ownership of RBSG and the possibility that it may exert a significant degree of influence over the Group; continued low interest rates and changes in foreign currency exchange rates), financial resilience risk (including in respect of: the Group’s ability to meet targets and make discretionary capital distributions to shareholders; the highly competitive markets in which the Group operates; deterioration in borrower and counterparty credit quality;  the ability of the Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of the Group to access adequate sources of liquidity and funding; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the Group’s ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the Group’s financial statements to underlying accounting policies, judgements, assumptions and estimates; changes in applicable accounting policies or rules; the value or effectiveness of any credit protection purchased by the Group; the level and extent of future impairments and write-downs, including with respect to goodwill; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the Group’s businesses being subject to substantial regulation and oversight; the Group complying with regulatory requirements in respect of its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution, legal, regulatory and governmental actions and investigations; the replacement of LIBOR, EURIBOR and other benchmark rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

Introduction

Presentation of information

In this document, ‘RBSG plc’ or the ‘parent company’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or the ‘Group’ refers to RBSG plc and its subsidiaries.

Any information contained on any websites linked or report references in this report is for information only and shall not be deemed to be incorporated by reference in this report.

RBS filed Form 6-K on 30 April 2019 to restate or represent certain disclosures in the Group’s annual report on Form 20-F for the year ended 31 December 2018, filed on 28 February 2019, in connection with the re-segmentation completed in Q1 2019 and effective from 1 January 2019 and changes in reporting standard IAS12 ‘Income taxes’ effective from 1 January 2019.

Non-IFRS financial measures

RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures.

Refer to Appendix 2 for further information and calculations of non-IFRS performance measures included throughout this document, and the most directly comparable IFRS measures.

The Royal Bank of Scotland Group plc

Interim Results for the period ending 30 June 2019

RBS reported an operating profit before tax of £2,694 million, an attributable profit of £2,038 million and a return on tangible equity of 12.1% for H1 2019.

•	Return on tangible equity was 12.1%. Excluding items associated with the Alawwal bank merger, as announced on 17 June 2019, H1 2019 return on tangible equity was 7.5%.
•	Q2 2019 operating profit before tax was £1,681 million with an attributable profit of £1,331 million and return on tangible equity of 15.8%.
•	RBS announces an interim ordinary dividend of 2p and a special dividend of 12p, representing £1.7 billion being returned to shareholders.

Supporting our customers through continued lending growth

•

UK Personal Banking (UK PB) gross new mortgage lending was £14.3 billion in H1 2019. Commercial Banking grew lending by £1.5 billion across SME & Mid-Corporates, Specialised business and Business Banking, while we continue to see large corporates delay financing reflecting Brexit uncertainty. NatWest Markets (NWM) helped customers raise c.£140 billion in debt capital markets in H1 2019(1).

•

We continue to target net lending growth across UK PB, Ulster Bank RoI, Commercial Banking and Private Banking at attractive returns. Net loans to customers increased by 2.5% on an annualised basis, increasing from £283.4 billion to £287.0 billion.

•

H1 2019 net impairment loss of £323 million, 21 basis points of gross customer loans, increased by £182 million compared with H1 2018 primarily reflecting a small number of single name charges in Commercial Banking. The cost of risk remains below our view of a normalised long term loss rate of 30-40 basis points.

•	Cost reduction of £173 million was achieved in H1 2019.

Continuing competitive market

•	Income increased by 6.2% compared with H1 2018. Income decreased by 1.7% compared with H1 2018 excluding NWM, central items and notable items (2).
•

Net interest margin(NIM) was 1.78%. Bank net interest margin (NIM) of 2.02% was 5 basis points lower than Q1 2019 primarily reflecting competitive pressures in the mortgage business and the contraction of the yield curve. Commercial Banking NIM remained broadly stable in Q2 2019.

Capital generation

•

CET1 ratio of 16.0% decreased by 20 basis points compared with Q1 2019. CET1 ratio of 16.0% which, excluding the impact of the Alawwal bank merger and the dividend accrual, represents underlying capital generation of c.15 basis points in Q2 2019.

•	RWAs decreased by £2.3 billion in Q2 2019 as a result of a reduction due to the Alawwal bank merger, partially offset by increases in NWM and UK PB.

2019 outlook – unchanged(3)

We retain the outlook we provided in the 2018 Annual Report on Form 20-F. We anticipate a further £1.2 billion of FX recycling gains in H2 2019 upon the transfer of ownership of NWM N.V. to NWM Plc, subject to regulatory approval, which is capital and TNAV neutral.

2020 outlook(3)

Given current market conditions, continued economic and political uncertainty and the contraction of the yield curve, it is very unlikely that we will achieve our target return on tangible equity of more than 12% and cost:income ratio of less than 50% in 2020. These remain our strategic targets and we believe they are achievable in the medium term.

Notes:

(1)        NatWest Markets has acted as Active Bookrunner for Issuers across Corporate, FI and SSA sectors, helping them to raise c. £140 billion in debt capital markets in H1 2019.

(2)        Refer to page 5 for notable items relating to UKPB and Commercial Banking, and to pages 16 and 17 for NWM and Central items for H1 2019 and H1 2018 respectively.

(3)        The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 265 to 275 of the 2018 Annual Report and Accounts  on Form 20-F and pages 54 and 55 of this document. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

Business performance summary

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
Performance key metrics and ratios (1)	2019	2018	2019	2019	2018
Operating profit before tax	£2,694m	£1,826m	£1,681m	£1,013m	£613m
Profit attributable to ordinary shareholders	£2,038m	£888m	£1,331m	£707m	£96m
Net interest margin (NIM) (1)	1.83%	2.02%	1.78%	1.89%	2.01%
Bank net interest margin (RBS NIM excluding NWM) (1)	2.04%	2.13%	2.02%	2.07%	2.11%
Average interest earning assets	£440bn	£431bn	£445bn	£436bn	£435bn
Cost:income ratio (1)	57.2%	70.4%	52.6%	63.4%	80.0%
Earnings per share
- basic	16.9p	7.4p	11.0p	5.9p	0.8p
- basic fully diluted	16.8p	7.4p	11.0p	5.8p	0.8p
Return on tangible equity (1)	12.1%	5.3%	15.8%	8.3%	1.1%
Average tangible equity	£34bn	£34bn	£34bn	£34bn	£34bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,058	11,980	12,069	12,047	12,003
- fully diluted (2)	12,096	12,039	12,104	12,087	12,062

			30 June	31 March	31 December
Balance sheet related key metrics and ratios (1)			2019	2019	2018
Total assets			£729.9bn	£719.1bn	£694.2bn
Funded assets (1)			£584.3bn	£585.1bn	£560.9bn
Loans to customers - amortised cost			£310.6bn	£306.4bn	£305.1bn
Impairment provisions			£3.2bn	£3.1bn	£3.3bn
Loan impairment rate (1)			30bps	11bps	2bps
Customer deposits			£361.6bn	£355.2bn	£360.9bn

Liquidity coverage ratio (LCR)			154%	153%	158%
Liquidity portfolio			£203bn	£190bn	£198bn
Net stable funding ratio (NSFR) (3)			140%	137%	141%
Loan:deposit ratio (1)			86%	86%	85%
Total wholesale funding			£78bn	£77bn	£74bn
Short-term wholesale funding			£19bn	£19bn	£15bn

Common Equity Tier (CET1) ratio			16.0%	16.2%	16.2%
Total capital ratio			20.9%	21.1%	21.8%
Pro forma CET 1 ratio, pre dividend accrual (4)			17.1%	16.3%	16.9%
Risk-weighted assets (RWAs)			£188.5bn	£190.8bn	£188.7bn
CRR leverage ratio			5.2%	5.2%	5.4%
UK leverage ratio			5.9%	6.0%	6.2%

Tangible net asset value (TNAV) per ordinary share			290p	289p	287p
Tangible net asset value (TNAV) per ordinary share - fully diluted (1,2)			289p	288p	286p
Tangible equity			£35,036m	£34,962m	£34,566m
Number of ordinary shares in issue (millions) (5)			12,091	12,090	12,049
Number of ordinary shares in issue (millions) - fully diluted (2,5)			12,124	12,129	12,088

Notes:

(1)	Refer to Appendix 2 for details of basis of preparation and reconciliation of non-IFRS financial and performance measures where relevant.
(2)

Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for H1 2019 were 38 million shares and for Q2 2019 were 35 million shares; (Q1 2019 - 40 million shares, H1 2018 - 59 million shares; Q2 2018 - 59 million shares), and as at 30 June 2019 were 33 million shares (31 March 2019 - 39 million shares; 31 December 2018 - 39 million shares).

(3)	NSFR reported in line with CRR2 regulations finalised in June 2019.
(4)

The pro forma CET 1 ratio at 30 June 2019 excluded a charge of £241 million (2p per share) for the interim dividend, a special dividend of £1,449 million (12p per share) and a foreseeable final dividend related to interim profits of £363 million (3p per share). 31 March 2019 excluded a charge of £241 million (2p per share) for the Q1 2019 foreseeable dividend. 31 December 2018 excluded a charge of £422 million (3.5p per share) for the final dividend and £904 million (7.5p per share) for the special dividend paid following the Annual General Meeting held on 25 April 2019.

(5)	Includes 17 million treasury shares (31 March 2019 - 24 million shares; 31 December 2018 - 8 million shares).

Re-segmentation

Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI has been renamed Personal & Ulster. Comparatives have been re-stated.

Non-IFRS financial measures

This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations where appropriate of, refer to Appendix 2 of this document.

Summary consolidated income statement for the period ended 30 June 2019

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Net interest income	4,004	4,326	1,971	2,033	2,180

Own credit adjustments	(46)	39	(3)	(43)	18
Strategic disposals	1,035	-	1,035	-	-
Other non-interest income	2,124	2,337	1,077	1,047	1,202

Non-interest income	3,113	2,376	2,109	1,004	1,220

Total income	7,117	6,702	4,080	3,037	3,400

Litigation and conduct costs	(60)	(801)	(55)	(5)	(782)
Strategic costs	(629)	(350)	(434)	(195)	(141)
Other expenses	(3,411)	(3,584)	(1,673)	(1,738)	(1,801)

Operating expenses	(4,100)	(4,735)	(2,162)	(1,938)	(2,724)

Profit before impairment losses	3,017	1,967	1,918	1,099	676
Impairment losses	(323)	(141)	(237)	(86)	(63)

Operating profit before tax	2,694	1,826	1,681	1,013	613
Tax charge	(194)	(709)	22	(216)	(396)

Profit for the period	2,500	1,117	1,703	797	217

Attributable to:
Ordinary shareholders	2,038	888	1,331	707	96
Other owners	202	245	102	100	144
Non-controlling interests	260	(16)	270	(10)	(23)

Notable items within total income
Alawwal bank merger gain in NatWest Markets	444	-	444	-	-
FX recycling gain in Central items & other	290	-	290	-	-
Legacy liability release in Central items & other	256	-	256	-	-
IFRS volatility in Central items & other(1)	17	(111)	21	(4)	17
UK PB debt sale gain	2	26	-	2	-
FX gains in Central items & other	20	4	-	20	19
Commercial Banking fair value and disposal (loss)/gain	(17)	192	(15)	(2)	115
NatWest Markets legacy business disposal	(27)	(57)	(23)	(4)	(41)

Notable items within operating expenses
Push payment fraud costs	(18)	-	(18)
Litigation and conduct costs	(60)	(801)	(55)	(5)	(782)
of which: US RMBS	7	(802)	7	-	(803)
of which: DoJ	-	(1,040)	-	-	(1,040)
Nomura	-	241	-	-	241

Note:

(1)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

Income statement overview

Income

Total income increased by £415 million, or 6.2%, compared with H1 2018 principally due to a £444 million gain relating to the Alawwal bank merger completion, FX recycling gains of £290 million and a £256 million legacy liability release, partially offset by lower central Treasury income, reflecting increased MREL costs and lower structural hedge income. Excluding NatWest Markets, Central items on page 16 and 17 and notable items for UK Personal Banking and Commercial Banking on page 5, income decreased by 1.7% compared with H1 2018 reflecting continuing margin pressure.

NIM was 1.83%. Bank NIM of 2.04% was 9 basis points lower than H1 2018 primarily reflecting competitive pressures within the personal business, while in Commercial Banking NIM increased by 3 basis points.

Operating expenses

Operating expenses decreased by £635 million, or 13.4%, compared with H1 2018 primarily reflecting a £741 million reduction in litigation and conduct costs, principally due to the net RMBS charge in H1 2018, partially offset by a £279 million increase in strategic costs.

Other expenses reduced by £173 million compared with H1 2018, despite an additional £18 million of authorised push payment fraud costs in line with new industry practice. The majority of the reduction in expenses is in Central items and reflects one-off releases in H1 2019 and innovation and other costs that were held centrally in H1 2018 which are now allocated to the franchises. Headcount reduced by c.3,400, or 4.9%, compared with H1 2018.

Impairments

A net impairment loss of £323 million, 21 basis points of gross customer loans, increased by £182 million compared with H1 2018 primarily reflecting a small number of single name charges in Commercial Banking and lower recoveries in UK PB, resulting from debt sales in recent years.

Tax

The tax charge includes a £215 million deferred tax asset credit associated with the transfer of taxable losses from NatWest Markets Plc to RBS Plc under ring-fencing regulations.

Non-controlling interests

Includes a charge of £274 million in relation to the gain recognised on completion of the Alawwal bank merger.

Business performance summary

Building the best bank for customers in the UK and Republic of Ireland

Customer Advocacy and Trust Scores

Our brands are our main connection with customers. Each takes a clear and differentiated position with the aim of helping us strengthen our relationship with them. For this reason we track customer advocacy for our key brands using the net-promoter score (NPS) – a commonly-used metric in banking and other industries across the world.

We know that we still have much to do. Our recent programme of branch closures has had a detrimental impact on NPS, particularly for the Royal Bank of Scotland.  Scores here are recovering in Personal Banking, and we are optimistic the same will happen in Business Banking.  We are determined to make a difference with the things that matter most to our customers.  We are fixing our core processes to get our service right first time more consistently while at the same time innovating to deliver better solutions.

The tables below show NPS and Trust scores for our key brands.

Personal Banking

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	12	13	12	11	11	11
Royal Bank of Scotland	(14)	(21)	(22)	(17)	(14)	(10)
Ulster Bank Northern Ireland	(6)	(11)	(9)	(10)	(3)	1
Ulster Bank Republic of Ireland	(5)	(7)	(6)	(6)	(7)	(11)

Source: Ipsos MORI FRS 6 month rolling data. Latest base sizes: 3,111 for NatWest (England & Wales); 421 for Royal Bank of Scotland (Scotland). Based on the question: “How likely is it that you would recommend (brand) to a relative, friend or colleague in the next 12 months for current account banking?” Base: Claimed main banked current account customers.

Source: Coyne Research 12 month rolling data. Question: “Please indicate to what extent you would be likely to recommend (brand) to your friends or family using a scale of 0 to 10 where 0 is not at all likely and 10 is extremely likely”.  Latest base sizes: 254 Northern Ireland; 292 Republic of Ireland

Business Banking

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	(10)	(6)	(5)	(9)	(8)	(9)
Royal Bank of Scotland	(22)	(23)	(29)	(36)	(36)	(36)

Source: MarketVue Business Banking from Savanta Q2 2019.  Based on interviews with businesses with an annual turnover up to £2 million. Latest base sizes: 1098 for NatWest (England & Wales), 442 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Commercial Banking

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	23	22	21	21	20	20
Royal Bank of Scotland	10	17	21	20	18	21

Source: MarketVue Business Banking from Savanta Q2 2019.  Based on interviews with businesses with an annual turnover over £2 million. Latest base sizes: 550 for NatWest (England & Wales), 89 for Royal Bank of Scotland (Scotland). Question: “How likely would you be to recommend (bank)”. Base: Claimed main bank. Data weighted by region and turnover to be representative of businesses in Great Britain.

Trust

We also use independent experts to measure our customers’ trust in the bank. Each quarter we ask customers to what extent they trust or distrust their bank to do the right thing. The score is a net measure of those customers that trust their bank (a lot or somewhat) minus those that distrust their bank (a lot or somewhat).

	Q1 2018	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
NatWest	59	58	64	56	60	61
Royal Bank of Scotland	15	27	25	27	28	38

Source: Populus. Latest quarter’s data. Measured as a net % of those that trust RBS/NatWest to do the right thing, less those that do not. Latest base sizes: 908 for NatWest (England & Wales), 188 for Royal Bank of Scotland (Scotland).

Business performance summary

Personal & Ulster

UK Personal Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	2,447	2,551	1,202	1,245	1,253
Operating expenses	(1,229)	(1,291)	(594)	(635)	(605)
Impairment losses	(181)	(131)	(69)	(112)	(63)
Operating profit	1,037	1,129	539	498	585
Return on equity	25.6%	31.4%	26.5%	24.7%	33.0%
Net interest margin	2.57%	2.71%	2.51%	2.62%	2.68%
Cost:income ratio	50.2%	50.6%	49.4%	51.0%	48.3%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customers - amortised cost			151.9	150.6	148.9
Customer deposits			147.5	145.7	145.3
RWAs			37.0	35.8	34.3
Loan impairment rate			18bps	30bps	38bps

H1 2019 compared with H1 2018
•

UK PB now has 6.3 million regular mobile app users, with 74% of active current account customers being regular digital users. Total digital sales volumes increased by 19% representing 48% of all sales in H1 2019. 60% of personal unsecured loan sales were via the digital channel, 4% higher than H1 2018. 55% of current accounts opened in H1 2019 were via the digital channel, with digital volumes 56% higher.

•

Total income was £104 million, or 4.1%, lower impacted by a £24 million reduction in debt sale gains, £7 million lower annual insurance profit share and an IFRS 9 accounting change for interest in suspense recoveries of £14 million, offset in impairments. Excluding these items, income was £59 million, or 2.3%, lower reflecting continued competitive pressure impacting mortgage margins, partially offset by increased deposit income.

•

Operating expenses were £62 million or 4.8% lower. Excluding strategic, litigation and conduct costs mentioned on page 16 and 17, operating expenses were £33 million, or 2.8%, lower driven by decreased staff costs associated with a 9.0% reduction in headcount and one off releases, partially offset by increased fraud costs of £15 million due to a revised customer refund approach for authorised push payments scams, annual pay award and innovation costs.

•

Impairments were £50 million higher reflecting lower recoveries as a result of debt sales in recent years and IFRS 9 model adjustments. The underlying default charge has increased slightly compared with H1 2018 primarily due to higher loan volumes over the past two years. Default rates in H1 2019 remain broadly stable.

•

Net loans to customers increased by £4.2 billion, or 2.8%, as a result of strong gross new mortgage lending and lower redemptions. Gross new mortgage lending in H1 2019 was £14.3 billion with market flow share of approximately 12%, supporting a stock share of approximately 10%.

• Customer deposits increased by £4.0 billion, or 2.8%, as growth continued across current accounts and savings.
•

RWAs increased by £5.0 billion, or 15.6%, primarily reflecting ongoing predictive loss model recalibrations, higher lending volumes and an increase in RWAs related to the property portfolio following the introduction of IFRS 16.

Q2 2019 compared with Q1 2019
•

Total income was £43 million, or 3.5%, lower due to decreased savings deposit margins from the lower yield curve and continued pressure on mortgage margins. Net interest margin was 11 basis points lower due to continued pressures from both mortgages and the lower yield curve impacting savings deposit margin.

•

Net loans to customers increased by £1.3 billion, or 0.9%, as a result of gross new lending of both mortgages and loans. Gross new mortgage lending in the quarter was £6.7 billion. Mortgage approval share was around 13% in Q2 2019 up from 11% in Q1 2019.

Q2 2019 compared with Q2 2018
• Total income decreased by £51 million, or 4.1%, primarily reflecting lower mortgage margins.
•

Operating expenses were £11 million or 1.8% lower. Excluding strategic, litigation and conduct costs on page 18 and 20, operating expenses were £26 million, or 4.6%, lower driven by decreased staff costs associated with a 9.0% reduction in headcount and one off releases, partially offset by increased fraud costs of £10 million due to a revised customer refund approach for authorised push payments scams and annual pay award.

Business performance summary

Ulster Bank RoI

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	283	312	138	145	166
Operating expenses	(281)	(252)	(145)	(136)	(124)
Impairment releases	21	26	10	11	34
Operating profit	23	86	3	20	76
Return on equity	2.1%	7.0%	0.6%	3.8%	12.5%
Net interest margin	1.63%	1.85%	1.62%	1.65%	1.91%
Cost:income ratio	99.3%	80.8%	105.1%	93.8%	74.7%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customers - amortised cost			19.0	18.2	18.8
Customer deposits			19.0	17.5	18.0
RWAs			14.2	14.2	14.7
Loan impairment rate			(20)bps	(23)bps	(39)bps

H1 2019 compared with H1 2018
•

Ulster Bank RoI continues to deliver digital enhancements that improve and simplify the everyday banking experience for customers. The successful launch of paperless processes for everyday banking products has made it easier and quicker for customers to move from application to drawdown. 70% of Ulster Bank RoI’s active personal current account customers are choosing to bank through digital channels. Mobile payments and transfers increased by 30% compared with H1 2018.

•

Total income was £29 million, or 9.3% (€31 million, or 8.7%), lower primarily reflecting a decrease in income associated with the sale of a portfolio of non-performing loans (NPL), an IFRS 9 accounting change for interest in suspense recoveries of £9 million (€10 million) and one-off benefits in Q2 2018.

•

Operating expenses were £29 million, or 11.5% (€37 million, or 13.0%), higher. Excluding strategic, litigation and conduct costs mentioned on page 16 and 17, operating expenses were £11 million or 4.8% (€15 million, or 5.7%), higher largely reflecting the continued focus on strengthening the bank’s risk and compliance environment and higher levies.

•

The net impairment release of £21 million (€24 million) principally reflects the net impact of an improvement in the performance of the NPL portfolio, NPL deleveraging and a change in accounting treatment of interest in suspense.

•

Net loans to customers decreased by £0.1 billion, or 0.5% (€0.4 billion, or 1.9%), primarily driven by the sale of a portfolio of non-performing loans of £0.5 billion (€0.6 billion) in 2018. New lending of £1.4 billion (€1.6 billion) is 50.1% (48.2% in euro terms) higher, with strong growth across all key segments.

• Customer deposits increased by £1.7 billion, or 9.8% (€1.8 billion, or 9.2%), supporting an 11 percentage point reduction in the loan to deposit ratio to 100%.
•

Risk weighted assets decreased by £2.6 billion, or 15.5% (€3.2 billion, or 16.8%), largely due to the sale of a portfolio of NPLs in 2018 and an improvement in credit metrics, reflecting a more positive economic environment.

Q2 2019 compared with Q1 2019
•

Total income was £7 million, or 4.8% (€8 million, or 4.8%), lower largely due to a £9 million (€11 million) one-off benefit following a restructure of interest rate swaps on free funds in Q1 2019. Net interest margin was 3 basis points lower, primarily due to an increase in cash placements.

• Net loans to customers increased by £0.8 billion, or 4.4% (€0.1 billion, or 0.5%), while customer deposits increased by £1.5 billion, or 8.6% (€1.0 billion, or 4.9%).
Q2 2019 compared with Q2 2018
•

Total income decreased by £28 million, or 16.9% (€32 million, or 16.8%), primarily reflecting a reduction in income associated with the NPL portfolio and non-recurring funding and asset sale income benefits in Q2 2018.

•

A net impairment release of £10 million (€11 million) principally reflects the net impact of improvement in the performance of the NPL portfolio, non-performing lending deleveraging and a change in the accounting treatment of interest in suspense.

Business performance summary

Commercial

Commercial Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	2,165	2,390	1,083	1,082	1,232
Operating expenses	(1,262)	(1,140)	(622)	(640)	(545)
Impairment losses	(202)	(35)	(197)	(5)	(23)
Operating profit	701	1,215	264	437	664
Return on equity	8.8%	15.1%	6.2%	11.5%	16.4%
Net interest margin	1.98%	1.95%	1.97%	1.99%	1.98%
Cost:income ratio	56.9%	46.4%	56.1%	57.8%	43.0%
				As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customer (amortised cost)			101.4	100.8	101.4
Customer deposits			133.4	131.8	134.4
RWAs			77.8	78.1	78.4
Loan impairment rate			77bps	2bps	2bps

H1 2019 compared with H1 2018
•

The Bankline mobile app now has over 12,000 users, up from c.2,500 in Q1 2019, of which over 3,500 are daily users. Our customer support chatbot, Cora, now processes over 7,000 conversations a month, with consistently positive feedback. The improved lending journey continues to provide a decision in principle in under 24 hours for approximately 74% of loans.

•

Total income decreased by £225 million, or 9.4%, reflecting asset disposal and fair value gains of £192 million in H1 2018 in comparison to £17 million asset disposal and fair value losses in H1 2019 combined with lower non-interest income, partially offset by higher deposit income.

•

Operating expenses were £122 million or 10.7% higher. Excluding strategic, litigation and conduct costs mentioned on page 16 and 17, operating expenses were £13 million, or 1.2%, higher primarily reflecting an £11 million one-off item in Q1 2018, £11 million higher operating lease depreciation, increased remediation, innovation and technology spend, partially offset by £28 million lower back office operational costs.

•	Impairments were £167 million higher primarily reflecting a small number of single name charges and releases related to data quality improvements in the prior year.
•

Net loans to customers were £1.2 billion, or 1.2%, lower due to capital actions taken in H2 2018, business transfers of £0.9 billion and reductions relating to EU divestment, partially offset by growth of £1.3 billion across SME & Mid-Corporates, Specialised business and Business Banking. Net loans to customers remained stable in the first half of 2019 at £101.4 billion with reductions relating to EU divestment and Large Corporates & Institutions offset by growth of £1.5 billion across SME & Mid-Corporates, Specialised business and Business Banking.

•	Customer deposits decreased by £1.7 billion, due to business transfers of £1.0 billion to RBSI in H2 2018 and net outflows of £0.7 billion supporting a loan:deposit ratio of 76%.
•	RWAs decreased by £5.3 billion, or 6.4%, driven by active capital management in H2 2018 and business transfers of £1.9 billion, partially offset by model updates and underlying business growth.
Q2 2019 compared with Q1 2019
•

Total income remained stable at £1,083 million as balance growth was partially offset by £15 million of asset disposal and fair value losses in comparison with a £2 million loss in Q1 2019. Net interest margin was broadly stable, reducing by 2 basis points largely due to lower deposit funding benefits.

•

Operating expenses were £18 million or 2.8% lower. Excluding strategic, litigation and conduct costs mentioned on page 18 and 19, operating expenses were £50 million lower, due to a reduction in back office operational costs.

•	Impairments of £197 million increased by £192 million primarily reflecting a small number of single name charges in the second quarter.
•

Net loans to customers increased by £0.6 billion to £101.4 billion as growth across SME & Mid-Corporates, Specialised business and Business Banking was partially offset by £0.4 billion Large Corporates & Institutions Western European transfers to NatWest Markets and planned reductions in EU divestment.

Q2 2019 compared with Q2 2018
•

Total income decreased by £149 million, or 12.1%, reflecting asset disposal and fair value losses of £15 million compared to asset disposal and fair value gains of £115 million in Q2 2018 and lower non-interest income.

Business performance summary

Private Banking

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	384	382	191	193	198
Operating expenses	(232)	(225)	(115)	(117)	(104)
Impairment releases/(losses)	3	(1)	(1)	4	-
Operating profit	155	156	75	80	94
Return on equity	16.6%	15.8%	15.9%	17.1%	19.3%
Net interest margin	2.48%	2.53%	2.44%	2.52%	2.54%
Cost:income ratio	60.4%	58.9%	60.2%	60.6%	52.5%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customers (amortised cost)			14.7	14.4	14.3
Customer deposits			28.0	26.9	28.4
RWAs			9.7	9.6	9.4

AUMs			21.9	21.0	19.8
Assets Under Administration (1)			7.0	6.8	6.6
Total Assets Under Management and Administration (AUMA)			28.9	27.8	26.4

Note:

(1)             Private Banking manages assets under management portfolios on behalf of UK PB and RBSI. Prior to Q4 2018, the assets under management portfolios of UK PB and RBSI were not included. Private Banking receives a management fee from UK PB and clients of RBSI in respect of providing this service.

H1 2019 compared with H1 2018
•

Private Banking offers a service-led, digitally enabled experience for its clients with 74% of clients registered for digital banking, 85% of whom are active users. Coutts Connect, the social platform which allows clients to network and build working relationships, continues to attract users with a 10% increase in registered clients in the quarter. Over 1,500 clients are registered, with over 70% of conversations on a client to client basis.

•

Total income remained broadly stable as net interest income increased by £9 million due to deposit income benefits and asset and deposit volume growth, whilst non interest income reduced by £7 million due to movements in investment income one-offs.

•

Operating expenses were £7 million or 3.1% higher. Excluding strategic, litigation and conduct costs mentioned on page 16 and 17, operating expenses were £3 million lower reflecting decreased back office operational costs, partially offset by one-off non staff related costs.

•	Impairments were £4 million lower primarily due to data quality improvements and single name releases.
•	Net loans to customers increased by £0.9 billion, or 6.5%, primarily driven by mortgage lending.
•	Customer deposits increased by £1.6 billion, or 6.1%, as Q4 2018 inflows were maintained.
•	RWAs increased by £0.3 billion, or 3.2%, relative to 6.5% growth in net loans to customers.
•

Assets under management in Private Banking remained broadly stable. For the year to date, growth of £2.1 billion reflects positive investment performance of £1.9 billion following adverse market movements in Q4 2018 and net new business of £0.2 billion.

•

Total assets under management overseen by Private Banking increased by £0.4 billion to £28.9 billion in comparison to H1 2018. For the year to date growth of £2.5 billion reflects £2.3 billion investment performance and net new business of £0.2 billion.

Q2 2019 compared with Q1 2019
•

Total income remained broadly stable as reduced deposit funding benefits were partially offset by balance growth and higher investment income. Net interest margin decreased by 8 basis points to 2.44% mainly due to lower deposit funding benefits.

•

Operating expenses were £2 million or 1.7% lower. Excluding strategic, litigation and conduct costs mentioned on page 18 and 19, operating expenses were £7 million lower due to a reduction in back office operational costs.

•	Impairments were £5 million higher due to single name releases in Q1 2019.
•	Net loans to customers increased by £0.3 billion driven by mortgage lending.
•	Assets under management in Private Banking increased by £0.9 billion driven by investment performance of £0.7 billion and net new business of £0.2 billion.
•	Total assets under management overseen by Private Banking increased by £1.1 billion as a result of investment performance of £0.9 billion and net new business of £0.2 billion.
Q2 2019 compared with Q2 2018
•

Total income reduced by £7 million, or 3.5%, due to lower non interest income as a result of a £4 million one-off benefit in Q2 2018 related to MIFID II and a £3 million one-off investment income charge in Q2 2019.

Business performance summary

RBS International

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	310	284	159	151	147
Operating expenses	(119)	(114)	(60)	(59)	(55)
Impairment releases	3	3	2	1	3
Operating profit	194	173	101	93	95
Return on equity	29.7%	25.7%	30.8%	28.6%	27.9%
Net interest margin	1.69%	1.64%	1.68%	1.70%	1.72%
Cost:income ratio	38.4%	40.1%	37.7%	39.1%	37.4%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Net loans to customers (amortised cost)			13.6	13.3	13.3
Customer deposits			28.1	27.6	27.5
RWAs			6.9	7.0	6.9

H1 2019 compared with H1 2018
•

The migration of customers to the new Institutional Banking electronic platform is now complete, improving the customer experience, functionality and resilience of the platform. The Retail mobile banking app has seen a 9% increase in registrations in 2019 and 40% of Local Banking customers are now regular digital users. As part of the strategy to make RBS International an easier bank to deal with, it launched straight through processing for existing customers to open new savings accounts online. 66% of savings accounts opened since launch have used the process without need for paper or a signature.

•	Total income was £26 million, or 9.2%, higher driven by higher customer deposit margins, £12 million, and £5 million due to higher lending primarily in the Institutional Banking sector.
•

Operating expenses were £5 million, or 4.4% higher principally resulting from a £10 million litigation and conduct provision release in the prior year. Excluding strategic, litigation and conduct costs mentioned on page 16 and 17, operating expenses were £12 million, or 9.9%, lower driven by a reduction in back office costs.

•	A net impairment release of £3 million remained stable compared with prior year, reflecting a number of one-off releases.
•	Net loans to customers were £0.6 billion, or 4.6%, higher as a result of higher volumes in the Institutional Banking sector.
•

Customer deposits decreased £0.3 billion, or 1.1% as a result of lower short term inflows in Institutional Banking in H1 2019 compared with the prior year, partially offset by a £1.0 billion transfer from Commercial Banking in H2 2018 and underlying growth in the Funds sector in H1 2019.

•	RWAs were £0.1 billion, or 1.5%, higher as a result of increased lending balances.
•	H1 2019 return on equity of 29.7% compared with 25.7% in H1 2018.
Q2 2019 compared with Q1 2019
•

Total income was £8 million higher due to increased lending and funding income partially offset by lower non utilisation fees. Net interest margin is 2 basis points lower due to lower returns on investment of surplus deposits.

•	Net loans to customers were £0.3 billion higher reflecting increased lending in the Institutional Banking sector.
Q2 2019 compared with Q2 2018
•	Total expenses were £5 million, or 9.1%, higher following a £9 million litigation and conduct release in Q2 2018 partially offset by lower remediation spend.

Business performance summary

NatWest Markets(1)

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Total income	942	721	686	256	284
of which: Core income excluding own credit adjustments	702	728	325	377	316
of which: Legacy income	287	(46)	366	(79)	(50)
Own credit adjustments	(47)	39	(5)	(42)	18
Operating expenses	(678)	(671)	(344)	(334)	(322)
Impairment releases/(losses)	36	(4)	20	16	(13)
Operating profit/(loss)	300	46	362	(62)	(51)
Return on equity	1.0%	(0.5%)	4.4%	(2.4%)	(3.0%)
Cost:income ratio	72.0%	93.1%	50.1%	130.5%	113.4%
			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Funded assets			133.4	138.8	111.4
RWAs			41.4	44.6	44.9

Note:

(1)        The NatWest Markets operating segment is not the same as the NatWest Markets Plc legal entity or group. NatWest Markets Plc entity includes the Central items & other segment but excludes NatWest Markets N.V. for statutory reporting. Refer to NatWest Markets Plc and NatWest Markets N.V. interim results that were released on 2 August 2019 for further details.

H1 2019 compared with H1 2018
•

NatWest Markets continues to use technology to enhance the way it provides smart solutions to clients. For example, physical data centres are in the process of being moved to the cloud; new collaboration channels such as Symphony allows us to engage and transact with clients in new ways and machine learning across written customer communication helps us understand and eliminate common client problems.

•

Total income increased by £221 million, or 30.7%, to £942 million including a £444 million gain relating to the Alawwal bank merger completion. Income in the core business fell by £26 million, or 3.6%. Customer activity remained robust in difficult market conditions but the business was impacted by higher funding costs associated with becoming a standalone non ring-fenced bank. Own credit adjustments deteriorated by £86 million reflecting the tightening of credit spreads in H1 2019.

•

Operating expenses were £7 million or 1.0% higher. Excluding strategic, litigation and conduct costs mentioned on page 16 and 17, operating expenses continued to fall, down £25 million, or 4.0%, reflecting lower back office operations costs.

•

RWAs decreased by £8.7 billion reflecting the reduction in Alawwal bank RWAs from £5.8 billion to £1.1 billion and other legacy reductions. The remaining Alawwal bank RWAs reflect NWM Plc’s holding following the merger.

Q2 2019 compared with Q1 2019
• Total income increased by £430 million primarily reflecting the Alawwal bank gain in legacy. Income in the core business fell by £52 million reflecting the impact of difficult market conditions.
•

RWAs decreased by £3.2 billion reflecting the Alawwal bank reduction, partially offset by an increase in the core business primarily due to increased credit risk as a result of customer activity in the banking book and the transfer of Western European clients from Commercial Banking.

•

Operating expenses were £10 million or 3.0% higher. Excluding strategic, litigation and conduct costs mentioned on page 18 and 19, operating expenses continued to fall, down £20 million in the quarter primarily due to lower back office operations costs.

Q2 2019 compared with Q2 2018
•

Total income increased by £402 million primarily reflecting the Alawwal gain in legacy. Income in the core business increased by £9 million, or 2.8% as customer activity remained robust in difficult market conditions, although Q2 2018 was impacted by some turbulence in European bond markets.

•

Operating expenses were £22 million or 6.8% higher. Excluding strategic, litigation and conduct costs mentioned on page 18 and 20, operating expenses continued to fall, down £15 million, or 4.9%, due to lower back office operations costs.

Business performance summary

Central items & other

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
Central items not allocated	284	(979)	337	(53)	(850)

•

Central items not allocated represented a gain of £284 million in H1 2019 primarily reflecting FX recycling gains of £290 million and a legacy liability release of £256 million, both relating to the Alawwal merger, partially offset by strategic costs of £315 million. Other expenses decreased by £124 million compared with H1 2018 primarily due to one-off releases in H1 2019 and innovation and other costs that were held centrally in 2018 that are now allocated to the franchises.

Impact of Alawwal bank merger

The impact on profit of the Alawwal bank merger is summarised below:

	Segment			Legal entity
		Central
	NatWest	items &
	Markets	other	RBS	RBS	NWM N.V.
	£m	£m	£m	£m	£m
Alawwal bank merger gain	444	-	444	(12)	456
Legacy liability release	-	256	256	256	-
FX recycling gain	-	290	290	290	-
Impact on non-interest income	444	546	990	534	456

Impact on RBS profit before tax			990
Tax credit			41
Profit after tax			1,031

Attributable to:
Ordinary shareholders			757
Non-controlling interests			274

Business performance summary

Capital and leverage ratios

The table below sets out the key Capital and Leverage ratios on an end-point basis.	End-point CRR basis (1)
	30 June	31 December
	2019	2018
Capital adequacy ratios	%	%
CET1	16.0	16.2
Tier 1	18.2	18.4
Total	20.9	21.8

Capital	£m	£m
Tangible equity	35,036	34,566
Expected loss less impairment provisions	(726)	(654)
Prudential valuation adjustment	(419)	(494)
Deferred tax assets	(869)	(740)
Own credit adjustments	(261)	(405)
Pension fund assets	(400)	(394)
Cash flow hedging reserve	(117)	191
Foreseeable dividends	(2,053)	(1,326)
Other deductions	-	(105)
Total deductions	(4,845)	(3,927)

CET1 capital	30,191	30,639
AT1 capital	4,051	4,051

Tier 1 capital	34,242	34,690
Tier 2 capital	5,119	6,483
Total regulatory capital	39,361	41,173
Risk-weighted assets
Credit risk	137,100	137,900
Counterparty credit risk	14,200	13,600
Market risk	14,600	14,800
Operational risk	22,600	22,400
Total RWAs	188,500	188,700
Leverage
Cash and balances at central banks	85,400	88,900
Trading assets	85,400	75,100
Derivatives	145,600	133,300
Financial assets	389,200	377,500
Other assets	24,300	19,400
Total assets	729,900	694,200
Derivatives
- netting and variation margin	(156,600)	(141,300)
- potential future exposures	44,100	42,100
Securities financing transactions gross up	1,900	2,100
Undrawn commitments	49,300	50,300
Regulatory deductions and other adjustments	(9,500)	(2,900)
CRR leverage exposure	659,100	644,500
CRR leverage ratio %	5.2	5.4
UK leverage exposure (2)	576,600	559,500
UK leverage ratio % (2)	5.9	6.2

Notes:

(1)        Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.

(2)        Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

Segment performance

	Half year ended 30 June 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	2,084	200	1,424	261	242	(122)	(85)	4,004
Non-interest income	363	82	741	123	68	667	80	2,124
Own credit adjustments	-	1	-	-	-	(47)	-	(46)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	2,447	283	2,165	384	310	942	586	7,117
Direct expenses
- staff costs	(313)	(106)	(374)	(82)	(59)	(349)	(558)	(1,841)
- other costs	(164)	(48)	(155)	(35)	(23)	(86)	(1,059)	(1,570)
Indirect expenses	(675)	(88)	(569)	(96)	(27)	(165)	1,620	-
Strategic costs
- direct	4	(9)	(32)	-	(5)	(49)	(538)	(629)
- indirect	(75)	(10)	(86)	(17)	(5)	(30)	223	-
Litigation and conduct costs	(6)	(20)	(46)	(2)	-	1	13	(60)
Operating expenses	(1,229)	(281)	(1,262)	(232)	(119)	(678)	(299)	(4,100)
Operating profit before impairment (losses)/releases	1,218	2	903	152	191	264	287	3,017
Impairment (losses)/releases	(181)	21	(202)	3	3	36	(3)	(323)
Operating profit	1,037	23	701	155	194	300	284	2,694
Additional information
Return on equity (2)	25.6%	2.1%	8.8%	16.6%	29.7%	1.0%	nm	12.1%
Cost:income ratio (2)	50.2%	99.3%	56.9%	60.4%	38.4%	72.0%	nm	57.2%
Loan impairment rate (2)	24bps	(21)bps	39bps	nm	nm	nm	nm	21bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.2)	-	-	(0.1)	-	(3.2)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.6)	(0.9)	-	-	(0.1)	-	(2.3)
Net interest margin	2.57%	1.63%	1.98%	2.48%	1.69%	(0.73%)	nm	1.83%
Third party customer asset rate	3.28%	2.30%	3.20%	2.95%	1.75%	nm	nm	nm
Third party customer funding rate	(0.37%)	(0.17%)	(0.43%)	(0.44%)	(0.14%)	nm	nm	nm
Average interest earning assets (£bn)	163.8	24.7	145.3	21.2	28.8	33.3	23.2	440.3
Total assets (£bn)	173.9	26.4	165.6	21.9	30.4	278.9	32.8	729.9
Funded assets (£bn)	173.9	26.4	165.6	21.9	30.4	133.4	32.7	584.3
Net loans to customers - amortised cost (£bn)	151.9	19.0	101.4	14.7	13.6	9.3	0.7	310.6
Customer deposits (£bn)	147.5	19.0	133.4	28.0	28.1	2.8	2.8	361.6
Risk-weighted assets (RWAs) (£bn)	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
RWA equivalent (RWAes) (£bn)	38.1	14.5	79.3	9.7	7.0	46.1	1.8	196.5
Employee numbers (FTEs - thousands)	21.3	3.1	10.5	1.9	1.8	5.0	23.0	66.6

For the notes to this table refer to page 20. nm = not meaningful

Segment performance

	Half year ended 30 June 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	2,139	224	1,400	252	219	67	25	4,326
Non-interest income	412	88	990	130	65	615	37	2,337
Own credit adjustments	-	-	-	-	-	39	-	39
Total income	2,551	312	2,390	382	284	721	62	6,702
Direct expenses
- staff costs	(360)	(98)	(374)	(83)	(51)	(309)	(628)	(1,903)
- other costs	(117)	(45)	(114)	(28)	(33)	(115)	(1,229)	(1,681)
Indirect expenses	(708)	(88)	(597)	(105)	(37)	(201)	1,736	-
Strategic costs
- direct	(14)	2	(20)	(1)	-	(28)	(289)	(350)
- indirect	(85)	(6)	(44)	(7)	(3)	(6)	151	-
Litigation and conduct costs	(7)	(17)	9	(1)	10	(12)	(783)	(801)
Operating expenses	(1,291)	(252)	(1,140)	(225)	(114)	(671)	(1,042)	(4,735)
Operating profit/(loss) before impairment (losses)/releases	1,260	60	1,250	157	170	50	(980)	1,967
Impairment (losses)/releases	(131)	26	(35)	(1)	3	(4)	1	(141)
Operating profit/(loss)	1,129	86	1,215	156	173	46	(979)	1,826
Additional information
Return on equity (2)	31.4%	7.0%	15.1%	15.8%	25.7%	(0.5%)	nm	5.3%
Cost:income ratio (2)	50.6%	80.8%	46.4%	58.9%	40.1%	93.1%	nm	70.4%
Loan impairment rate (2)	18bps	(26)bps	7bps	nm	nm	nm	nm	9bps
Impairment provisions (£bn)	(1.1)	(1.1)	(1.5)	(0.1)	-	(0.2)	0.1	(3.9)
Impairment provisions - stage 3 (£bn)	(0.7)	(1.0)	(1.3)	-	-	(0.1)	-	(3.1)
Net interest margin	2.71%	1.85%	1.95%	2.53%	1.64%	0.50%	nm	2.02%
Third party customer asset rate	3.38%	2.39%	2.93%	2.85%	2.44%	nm	nm	nm
Third party customer funding rate	(0.29%)	(0.21%)	(0.26%)	(0.18%)	(0.09%)	nm	nm	nm
Average interest earning assets (£bn)	159.3	24.4	144.8	20.1	26.9	27.1	28.6	431.2
Total assets (£bn)	168.4	24.9	165.7	20.9	29.8	285.0	53.6	748.3
Funded assets (£bn)	168.4	24.8	165.7	20.9	29.8	134.5	53.1	597.2
Net loans to customers - amortised cost (£bn)	147.7	19.1	102.6	13.8	13.0	8.1	(0.2)	304.1
Customer deposits (£bn)	143.5	17.3	135.1	26.4	28.4	3.6	4.7	359.0
Risk-weighted assets (RWAs) (£bn)	32.0	16.8	83.1	9.4	6.8	50.1	0.6	198.8
RWA equivalent (RWAes) (£bn)	32.7	17.3	86.5	9.5	6.8	54.1	1.0	207.9
Employee numbers (FTEs - thousands)	23.4	3.1	10.7	1.9	1.7	5.6	23.6	70.0
For the notes to this table refer to page 20. nm = not meaningful.

Segment performance

	Quarter ended 30 June 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,032	102	716	129	125	(91)	(42)	1,971
Non-interest income	170	35	367	62	34	338	71	1,077
Own credit adjustments	-	1	-	-	-	(5)	1	(3)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	1,202	138	1,083	191	159	686	621	4,080
Direct expenses
- staff costs	(155)	(54)	(184)	(41)	(31)	(176)	(264)	(905)
- other costs	(90)	(22)	(80)	(17)	(10)	(38)	(511)	(768)
Indirect expenses	(297)	(41)	(260)	(45)	(13)	(76)	732	-
Strategic costs
- direct	4	(4)	(12)	-	(3)	(31)	(388)	(434)
- indirect	(49)	(5)	(50)	(10)	(3)	(17)	134	-
Litigation and conduct costs	(7)	(19)	(36)	(2)	-	(6)	15	(55)
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating profit/(loss) before impairment (losses)/releases	608	(7)	461	76	99	342	339	1,918
Impairment (losses)/releases	(69)	10	(197)	(1)	2	20	(2)	(237)
Operating profit	539	3	264	75	101	362	337	1,681
Additional information
Return on equity (2)	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%	nm	15.8%
Cost:income ratio (2)	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%
Loan impairment rate (2)	18bps	(20)bps	77bps	nm	nm	nm	nm	30bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.2)	-	-	(0.1)	-	(3.2)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.6)	(0.9)	-	-	(0.1)	-	(2.3)
Net interest margin	2.51%	1.62%	1.97%	2.44%	1.68%	(1.05%)	nm	1.78%
Third party customer asset rate	3.25%	2.29%	3.18%	2.89%	1.79%	nm	nm	nm
Third party customer funding rate	(0.38%)	(0.15%)	(0.42%)	(0.45%)	(0.13%)	nm	nm	nm
Average interest earning assets (£bn)	164.8	25.3	146.1	21.2	29.8	34.4	23.2	444.8
Total assets (£bn)	173.9	26.4	165.6	21.9	30.4	278.9	32.8	729.9
Funded assets (£bn)	173.9	26.4	165.6	21.9	30.4	133.4	32.7	584.3
Net loans to customers - amortised cost (£bn)	151.9	19.0	101.4	14.7	13.6	9.3	0.7	310.6
Customer deposits (£bn)	147.5	19.0	133.4	28.0	28.1	2.8	2.8	361.6
Risk-weighted assets (RWAs) (£bn)	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
RWA equivalent (RWAes) (£bn)	38.1	14.5	79.3	9.7	7.0	46.1	1.8	196.5
Employee numbers (FTEs - thousands)	21.3	3.1	10.5	1.9	1.8	5.0	23.0	66.6

For the notes to this table refer to page 20. nm = not meaningful

Segment performance

	Quarter ended 31 March 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,052	98	708	132	117	(31)	(43)	2,033
Non-interest income	193	47	374	61	34	329	9	1,047
Own credit adjustments	-	-	-	-	-	(42)	(1)	(43)
Total income	1,245	145	1,082	193	151	256	(35)	3,037
Direct expenses
- staff costs	(158)	(52)	(190)	(41)	(28)	(173)	(294)	(936)
- other costs	(74)	(26)	(75)	(18)	(13)	(48)	(548)	(802)
Indirect expenses	(378)	(47)	(309)	(51)	(14)	(89)	888	-
Strategic costs
- direct	-	(5)	(20)	-	(2)	(18)	(150)	(195)
- indirect	(26)	(5)	(36)	(7)	(2)	(13)	89	-
Litigation and conduct costs	1	(1)	(10)	-	-	7	(2)	(5)
Operating expenses	(635)	(136)	(640)	(117)	(59)	(334)	(17)	(1,938)
Operating profit/(loss) before impairment (losses)/releases	610	9	442	76	92	(78)	(52)	1,099
Impairment (losses)/releases	(112)	11	(5)	4	1	16	(1)	(86)
Operating profit/(loss)	498	20	437	80	93	(62)	(53)	1,013
Additional information
Return on equity (2)	24.7%	3.8%	11.5%	17.1%	28.6%	(2.4%)	nm	8.3%
Cost:income ratio (2)	51.0%	93.8%	57.8%	60.6%	39.1%	130.5%	nm	63.4%
Loan impairment rate (2)	30bps	(23)bps	2bps	nm	nm	nm	nm	11bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.0)	-	-	(0.1)	(0.1)	(3.1)
Impairment provisions - stage 3 (£bn)	(0.6)	(0.6)	(0.8)	-	-	(0.1)	-	(2.1)
Net interest margin	2.62%	1.65%	1.99%	2.52%	1.70%	(0.39%)	nm	1.89%
Third party customer asset rate	3.31%	2.32%	3.22%	3.01%	1.72%	nm	nm	nm
Third party customer funding rate	(0.37%)	(0.19%)	(0.47%)	(0.42%)	(0.15%)	nm	nm	nm
Average interest earning assets (£bn)	162.9	24.1	144.6	21.2	27.8	32.1	23.1	435.8
Total assets (£bn)	172.2	24.8	165.4	21.7	28.9	272.8	33.3	719.1
Funded assets (£bn)	172.2	24.8	165.4	21.7	28.9	138.8	33.3	585.1
Net loans to customers - amortised cost (£bn)	150.6	18.2	100.8	14.4	13.3	9.1	-	306.4
Customer deposits (£bn)	145.7	17.5	131.8	26.9	27.6	2.7	3.0	355.2
Risk-weighted assets (RWAs) (£bn)	35.8	14.2	78.1	9.6	7.0	44.6	1.5	190.8
RWA equivalent (RWAes) (£bn)	36.8	14.2	79.9	9.6	7.1	49.1	2.0	198.7
Employee numbers (FTEs - thousands)	21.6	3.1	10.3	1.9	1.7	5.0	23.3	66.9
For the notes to this table refer to page 20. nm = not meaningful.

Segment performance

	Quarter ended 30 June 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,071	118	717	129	115	31	(1)	2,180
Non-interest income	182	48	515	69	32	235	121	1,202
Own credit adjustments	-	-	-	-	-	18	-	18
Total income	1,253	166	1,232	198	147	284	120	3,400
Direct expenses
- staff costs	(182)	(49)	(186)	(40)	(27)	(144)	(311)	(939)
- other costs	(52)	(26)	(67)	(14)	(18)	(62)	(623)	(862)
Indirect expenses	(334)	(41)	(286)	(50)	(17)	(99)	827	-
Strategic costs
- direct	(7)	3	(14)	-	-	(11)	(112)	(141)
- indirect	(24)	(3)	(2)	1	(2)	-	30	-
Litigation and conduct costs	(6)	(8)	10	(1)	9	(6)	(780)	(782)
Operating expenses	(605)	(124)	(545)	(104)	(55)	(322)	(969)	(2,724)
Operating profit/(loss) before impairment (losses)/releases	648	42	687	94	92	(38)	(849)	676
Impairment (losses)/releases	(63)	34	(23)	-	3	(13)	(1)	(63)
Operating profit/(loss)	585	76	664	94	95	(51)	(850)	613
Additional information
Return on equity (2)	33.0%	12.5%	16.4%	19.3%	27.9%	(3.0%)	nm	1.1%
Cost:income ratio (2)	48.3%	74.7%	43.0%	52.5%	37.4%	113.4%	nm	80.0%
Loan impairment rate (2)	17bps	(67)bps	9bps	nm	nm	nm	nm	8bps
Impairment provisions (£bn)	(1.1)	(1.1)	(1.5)	(0.1)	-	(0.2)	0.1	(3.9)
Impairment provisions - stage 3	(0.7)	(1.0)	(1.3)	-	-	(0.1)	-	(3.1)
Net interest margin (2)	2.68%	1.91%	1.98%	2.54%	1.72%	0.46%	nm	2.01%
Third party customer asset rate	3.36%	2.40%	2.96%	2.82%	2.34%	nm	nm	nm
Third party customer funding rate	(0.29%)	(0.21%)	(0.26%)	(0.17%)	(0.11%)	nm	nm	nm
Average interest earning assets (£bn)	160.1	24.8	144.9	20.3	26.9	27.0	30.9	434.9
Total assets (£bn)	168.4	24.9	165.7	20.9	29.8	285.0	53.6	748.3
Funded assets (£bn)	168.4	24.8	165.7	20.9	29.8	134.5	53.1	597.2
Net loans to customers - amortised cost (£bn)	147.7	19.1	102.6	13.8	13.0	8.1	(0.2)	304.1
Customer deposits (£bn)	143.5	17.3	135.1	26.4	28.4	3.6	4.7	359.0
Risk-weighted assets (RWAs) (£bn)	32.0	16.8	83.1	9.4	6.8	50.1	0.6	198.8
RWA equivalent (RWAes) (£bn)	32.7	17.3	86.5	9.5	6.8	54.1	1.0	207.9
Employee numbers (FTEs - thousands)	23.4	3.1	10.7	1.9	1.7	5.6	23.6	70.0
nm = not meaningful.

Notes:

(1)        Central items include unallocated transactions, including volatile items under IFRS, items related to Alawwal bank merger and RMBS related charges.

(2)        Refer to Appendix 2 for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.

Condensed consolidated income statement for the period ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018*
	£m	£m
Interest receivable	5,553	5,444
Interest payable	(1,549)	(1,118)
Net interest income	4,004	4,326
Fees and commissions receivable	1,762	1,646
Fees and commissions payable	(487)	(451)
Income from trading activities	599	847
Other operating income	1,239	334
Non-interest income	3,113	2,376
Total income	7,117	6,702
Operating expenses	(4,100)	(4,735)
Profit before impairment losses	3,017	1,967
Impairment losses	(323)	(141)
Operating profit before tax	2,694	1,826
Tax charge	(194)	(709)
Profit for the period	2,500	1,117
Attributable to:
Ordinary shareholders	2,038	888
Other owners	202	245
Non-controlling interests	260	(16)
Earnings per ordinary share	16.9p	7.4p
Earnings per ordinary share - fully diluted	16.8p	7.4p

* Restated. Refer to Note 2 for further details.

Condensed consolidated statement of comprehensive income for the period ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018*
	£m	£m
Profit for the period	2,500	1,117
Items that do not qualify for reclassification
Remeasurement of retirement benefit scheme
- contributions in preparation for ring-fencing (1)	-	(2,000)
- other movements	(68)	-
(Loss)/profit on fair value of credit in financial liabilities designated at FVTPL due to own credit risk	(96)	95
Fair value through other comprehensive income (FVOCI) financial assets	38	3
Tax	26	500
	(100)	(1,402)
Items that do qualify for reclassification
Fair value through other comprehensive income (FVOCI) financial assets	(12)	199
Cash flow hedges	402	(521)
Currency translation	(241)	18
Tax	(122)	97
	27	(207)
Other comprehensive loss after tax	(73)	(1,609)
Total comprehensive income/(loss) for the period	2,427	(492)
Attributable to:
Ordinary shareholders	1,950	(708)
Preference shareholders	20	74
Paid-in equity holders	182	171
Non-controlling interests	275	(29)
	2,427	(492)

* Restated. Refer to Note 2 for further details.

Note:

(1)

On 17 April 2018, RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. In Q1 2019, NatWest Markets Plc paid a contribution of £53 million to the new NatWest Markets section relating to the non-ring fenced bank.

Condensed consolidated balance sheet as at 30 June 2019 (unaudited)

	30 June	31 December
	2019	2018
	£m	£m
Assets
Cash and balances at central banks	85,380	88,897
Trading assets	85,364	75,119
Derivatives	145,594	133,349
Settlement balances	8,438	2,928
Loans to banks - amortised cost	12,935	12,947
Loans to customers - amortised cost	310,631	305,089
Other financial assets	65,634	59,485
Intangible assets	6,631	6,616
Other assets	9,262	9,805
Total assets	729,869	694,235
Liabilities
Bank deposits	23,093	23,297
Customer deposits	361,626	360,914
Settlement balances	7,619	3,066
Trading liabilities	84,135	72,350
Derivatives	141,697	128,897
Other financial liabilities	46,485	39,732
Subordinated liabilities	9,808	10,535
Other liabilities	9,169	8,954
Total liabilities	683,632	647,745
Equity
Ordinary shareholders’ interests	41,667	41,182
Other owners’ interests	4,554	4,554
Owners’ equity	46,221	45,736
Non-controlling interests	16	754
Total equity	46,237	46,490
Total liabilities and equity	729,869	694,235

Condensed consolidated statement of changes in equity for the period ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Called-up share capital - at beginning of period	12,049	11,965
Ordinary shares issued	42	63
At end of period	12,091	12,028
Paid-in equity - at beginning and end of period	4,058	4,058
Share premium account - at beginning of period	1,027	887
Ordinary shares issued	62	108
At end of period	1,089	995
Merger reserve - at beginning and end of period	10,881	10,881
Fair value through other comprehensive income reserve - at beginning of period	343	255
Implementation of IFRS 9 on 1 January 2018	-	34
Unrealised gains	45	203
Realised gains	(133)	(3)
Tax	10	(47)
At end of period	265	442
Cash flow hedging reserve - at beginning of period	(191)	227
Amount recognised in equity	524	(156)
Amount transferred from equity to earnings	(122)	(365)
Tax	(94)	143
At end of period	117	(151)
Foreign exchange reserve - at beginning of period	3,278	2,970
Retranslation of net assets	30	(58)
Foreign currency gains on hedges of net assets	1	14
Tax	8	1
Recycled to profit or loss on disposal of businesses (1)	(335)	74
At end of period	2,982	3,001
Retained earnings - at beginning of period	14,312	17,130
Implementation of IFRS 9 on 1 January 2018	-	(105)
Implementation of IFRS 16 on 1 January 2019 (2)	(187)	-
Profit attributable to ordinary shareholders and other equity owners	2,240	1,133
Equity preference dividends paid	(20)	(74)
Paid-in equity dividends paid	(182)	(171)
Ordinary dividends paid	(1,327)	-
Realised gains in period on FVOCI equity shares	114	3
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (3)	-	(2,000)
- other movements	(68)	-
- tax	18	516
Changes in fair value of credit in financial liabilities designated at fair value through profit or loss
- gross	(96)	95
- tax	10	(16)
Shares issued under employee share schemes	(4)	(2)
Share-based payments	(26)	18
At end of period	14,784	16,527

For the notes to this table, refer to the following page.

Condensed consolidated statement of changes in equity for the period ended 30 June 2019 (unaudited) continued

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Own shares held - at beginning of period	(21)	(43)
Purchase of own shares	(58)	(63)
Shares issued under employee share schemes	33	82
At end of period	(46)	(24)
Owners’ equity at end of period	46,221	47,757
Non-controlling interests - at beginning of period	754	763
Currency translation adjustments and other movements	15	(12)
Profit/(loss) attributable to non-controlling interests	260	(16)
Movements in fair value through other comprehensive income - unrealised losses	-	(1)
Equity raised (4)	45	-
Equity withdrawn and disposals (5)	(1,058)	-
At end of period	16	734
Total equity at end of period	46,237	48,491
Total equity is attributable to:
Ordinary shareholders	41,667	41,134
Preference shareholders	496	2,565
Paid-in equity holders	4,058	4,058
Non-controlling interests	16	734
	46,237	48,491

Notes:

(1)

Includes £338 million arising on the completion of the Alawwal bank merger in June 2019, of which £48 million relates to tax. The merger resulted in the de-recognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI). Further impacts in relation to the transaction are disclosed in Note 3 and 6.

(2)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.
(3)

On 17 April 2018 RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing.  NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant. In Q1 2019 NatWest Markets Plc paid a contribution of £53 million to the new NatWest Markets section relating to the non-ring fenced bank.

(4)	Capital injection from RFS Holdings B.V. Consortium Members.
(5)	Distribution to RFS Holdings B.V. Consortium Members on completion of the Alawwal bank merger.

Condensed consolidated cash flow statement for the period ended 30 June 2019 (unaudited)

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Operating activities
Operating profit before tax	2,694	1,826
Adjustments for non-cash items	(2,428)	(1,280)
Net cash inflow from trading activities	266	546
Changes in operating assets and liabilities	9,939	9,408
Net cash flows from operating activities before tax	10,205	9,954
Income taxes paid	(192)	(156)
Net cash flows from operating activities	10,013	9,798
Net cash flows from investing activities	(5,776)	(3,769)
Net cash flows from financing activities	(2,689)	(2,307)
Effects of exchange rate changes on cash and cash equivalents	211	38
Net increase in cash and cash equivalents	1,759	3,760
Cash and cash equivalents at beginning of year	108,811	122,605
Cash and cash equivalents at end of year	110,570	126,365

Notes

1. Basis of preparation

The Group condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and IAS 34 ‘Interim Financial Reporting’. They should be read in conjunction with RBS’s 2018 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern

The Group’s business activities and financial position, and the factors likely to affect its future development and performance are discussed on pages 1 to 53. The risk factors which could materially affect the Group’s future results are described on pages 54 and 55.

Having reviewed the Group’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the results for the half year ended 30 June 2019 have been prepared on a going concern basis.

Re-segmentation

Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI has been renamed Personal & Ulster. Comparatives have been re-stated or represented. Refer to Note 4, Segmental analysis and the disclosures in the Capital and risk management section, as marked, where the impact is reflected. Refer to the Form 6-K filed on 30 April 2019 which provides details of the re-stated comparatives.

2.  Accounting policies

The Group’s principal accounting policies are as set out on pages 186 to 190 of the 2018 Annual Report on Form 20-F and are unchanged other than as presented below.

Changes in reporting standards

IAS 12 ‘Income taxes’ was revised with effect from 1 January 2019. The income statement is now required to include any tax relief on the servicing cost of instruments classified as equity. Relief of £67 million was recognised in the statement of changes in equity for the year ended 31 December 2018; this and prior periods have been restated. Refer to the Form 6-K filed on 30 April 2019 for further details.

Presentation of interest in suspense recoveries

Until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. It amounted to £31 million for the period ended 30 June 2019. From 1 January 2019 interest in suspense recoveries is presented within impairment charges; prior periods were presented as income. Comparatives have not been restated.

Revised Accounting policy 10 - Leases

The Group has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. The Group has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy 10 presented in the 2018 Annual Report on Form 20-F has been updated as follows:

As lessor

Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee

On entering a new lease contract, the Group recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

Notes

2. Accounting policies continued

For further details see page 190 of RBS’s 2018 Annual Report on Form 20-F. The impact on RBS’s balance sheet at 1 January 2019 is as follows:

£bn
Retained earnings at 1 January 2019	14.3
Loans to customers - Finance leases	0.2
Other assets - Net right of use assets	1.3
- Recognition of lease liabilities	(1.9)
- Provision for onerous leases	0.2
Other liabilities	(1.7)
Net impact on retained earnings	(0.2)
Retained earnings at 1 January 2019	14.1

Operating lease commitments reported under IAS 17 were £2.7 billion which resulted in lease liabilities recognised under IFRS 16 of £1.9 billion. The difference is primarily because of the different treatment of termination and extension options; and discounting the contractual lease payments under IFRS 16.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of the Group’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 190 of the 2018 Annual Report on Form 20-F.

Notes

3. Analysis of income, expenses and impairment losses

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m
Loans to customers - amortised cost	4,848	4,978
Loans to banks - amortised cost	346	236
Other financial assets	359	230
Interest receivable	5,553	5,444
Balances by banks	144	113
Customer deposits	599	415
Other financial liabilities	481	337
Subordinated debt	245	226
Internal funding of trading businesses	80	27
Interest payable	1,549	1,118
Net interest income (1)	4,004	4,326
Net fees and commissions	1,275	1,195
Foreign exchange	219	336
Interest rate	397	275
Credit	31	187
Own credit adjustment	(46)	39
Equities, commodities and other	(2)	10
Income from trading activities	599	847
Operating lease and other rental income	127	128
Changes in the fair value of financial assets and liabilities designated as at fair value through profit or loss	19	(7)
Changes in fair value of other financial assets fair value through profit or loss	31	(42)
Hedge ineffectiveness	21	(69)
Loss on disposal of amortised cost assets	-	22
Profit on disposal of fair value through other comprehensive income assets	16	1
Profit on sale of property, plant and equipment	15	21
Share of (loss)/profits of associated entities	(22)	17
Profit/(loss) on disposal of subsidiaries and associates (2)	1,037	(9)
Other income	(5)	272
Other operating income	1,239	334
Total non-interest income	3,113	2,376
Total income	7,117	6,702
Salaries	(1,455)	(1,520)
Variable compensation	(185)	(148)
Social security costs	(156)	(158)
Pension costs	(162)	(169)
Other	(70)	(91)
Staff costs	(2,028)	(2,086)
Premises and equipment	(558)	(644)
Depreciation and amortisation (3)	(621)	(338)
Other administrative expenses (4)	(863)	(1,636)
Administrative expenses	(2,042)	(2,618)
Write down of goodwill and other intangible assets	(30)	(31)
Operating expenses	(4,100)	(4,735)
Impairment losses	(323)	(141)
Impairments as a % of gross loans to customers	0.21%	0.09%

Notes:

(1)	Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.
(2)	Includes a gain of £444 million (€523 million), a legacy liability release of £256 million and an FX recycling gain of £290 million on completion of the Alawwal bank merger.
(3)

Half year ended 30 June 2019 includes a property impairment of £133 million and accelerated depreciation of £66 million in relation to the planned reduction of the Group property portfolio and depreciation charges in relation to the right of use assets recognised following the adoption of IFRS 16 (previously leasing costs in relation to these were included in premises and equipment). For further details on the adoption of IFRS 16 refer to Note 2.

(4)	Includes litigation and conduct costs, net of amounts recovered. Refer to Note 9 for further details.

Notes

4. Segmental analysis

The business is organised into the following franchises and reportable segments:

•	Personal & Ulster, comprising two reportable segments, UK Personal Banking (UK PB) and Ulster Bank RoI;
•	Commercial & Private Banking (CPB), comprising two reportable segments: Commercial Banking and Private Banking;
•	RBS International (RBSI) which is a single reportable segment;
•	NatWest Markets (NWM), which is a single reportable segment; and
•	Central items & other which comprises corporate functions.

Analysis of operating profit/(loss)

The following tables provide a segmental analysis of operating profit/(loss) by main income statement captions.

	Net		Other non-			Impairment
	interest	Net fees and	interest	Total	Operating	(losses)/	Operating
	income	commissions	income	income	expenses	releases	profit/(loss)
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m
UK Personal Banking	2,084	366	(3)	2,447	(1,229)	(181)	1,037
Ulster Bank RoI	200	51	32	283	(281)	21	23
Personal & Ulster	2,284	417	29	2,730	(1,510)	(160)	1,060
Commercial Banking	1,424	661	80	2,165	(1,262)	(202)	701
Private Banking	261	111	12	384	(232)	3	155
Commercial & Private Banking	1,685	772	92	2,549	(1,494)	(199)	856
RBS International	242	53	15	310	(119)	3	194
NatWest Markets	(122)	48	1,016	942	(678)	36	300
Central items & other	(85)	(15)	686	586	(299)	(3)	284
Total	4,004	1,275	1,838	7,117	(4,100)	(323)	2,694
Half year ended 30 June 2018*
UK Personal Banking	2,139	359	53	2,551	(1,291)	(131)	1,129
Ulster Bank RoI	224	43	45	312	(252)	26	86
Personal & Ulster	2,363	402	98	2,863	(1,543)	(105)	1,215
Commercial Banking	1,400	631	359	2,390	(1,140)	(35)	1,215
Private Banking	252	116	14	382	(225)	(1)	156
Commercial & Private Banking	1,652	747	373	2,772	(1,365)	(36)	1,371
RBS International	219	52	13	284	(114)	3	173
NatWest Markets	67	(7)	661	721	(671)	(4)	46
Central items & other	25	1	36	62	(1,042)	1	(979)
Total	4,326	1,195	1,181	6,702	(4,735)	(141)	1,826
* Restated. Refer to Note 1 for further details.

	Half year ended
	30 June 2019			30 June 2018*
		Inter			Inter
	External	segment	Total	External	segment	Total
Total revenue	£m	£m	£m	£m	£m	£m
UK Personal Banking	3,118	32	3,150	3,096	30	3,126
Ulster Bank RoI	309	2	311	339	-	339
Personal & Ulster	3,427	34	3,461	3,435	30	3,465
Commercial Banking	2,173	63	2,236	2,354	42	2,396
Private Banking	343	120	463	333	88	421
Commercial & Private Banking	2,516	183	2,699	2,687	130	2,817
RBS International	319	15	334	235	79	314
NatWest Markets	1,494	510	2,004	953	259	1,212
Central items & other	1,397	(742)	655	961	(498)	463
Total	9,153	-	9,153	8,271	-	8,271
* Restated. Refer to Note 1 for further details.

Notes

4. Segmental analysis continued

Analysis of net fees and commissions

	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items
	Banking	Bank RoI	Banking	Banking	International	Markets	& other	Total
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m

Fees and commissions receivable
- Lending (credit facilities)	266	18	204	1	18	35	-	542
- Payment services	154	21	323	17	12	15	-	542
- Credit and debit card fees	189	10	84	6	1	-	-	290
- Underwriting fees	-	-	-	-	-	100	-	100
- Investment management, trustee and fiduciary services	22	2	3	91	20	-	-	138
- Other	36	6	82	12	3	88	(77)	150
Total	667	57	696	127	54	238	(77)	1,762

Fees and commissions payable	(301)	(6)	(35)	(16)	(1)	(190)	62	(487)
Net fees and commissions	366	51	661	111	53	48	(15)	1,275

Half year ended 30 June 2018*
Fees and commissions receivable
- Lending (credit facilities)	208	15	183	1	17	39	-	463
- Payment services	101	12	267	17	11	1	-	409
- Credit and debit card fees	222	12	86	6	-	-	-	326
- Underwriting fees	-	-	22	-	-	93	-	115
- Investment management, trustee and fiduciary services	25	2	-	95	21	-	-	143
- Other	37	5	99	12	3	90	(56)	190
Total	593	46	657	131	52	223	(56)	1,646

Fees and commissions payable	(234)	(3)	(26)	(15)	-	(230)	57	(451)
Net fees and commissions	359	43	631	116	52	(7)	1	1,195

* Restated. Refer to Note 1 for further details.

Total assets and liabilities

	30 June 2019		31 December 2018*
	Assets	Liabilities	Assets	Liabilities
	£m	£m	£m	£m

UK Personal Banking	173,860	150,573	171,011	148,793
Ulster Bank RoI	26,430	21,933	25,193	21,189

Personal & Ulster	200,290	172,506	196,204	169,982

Commercial Banking	165,594	139,098	166,478	139,803
Private Banking	21,909	28,188	21,983	28,554

Commercial & Private Banking	187,503	167,286	188,461	168,357

RBS International	30,413	28,325	28,398	27,663
NatWest Markets	278,949	261,084	244,531	227,399
Central items & other	32,714	54,431	36,641	54,344

Total	729,869	683,632	694,235	647,745

* Restated. Refer to Note 1 for further details.

Notes

5. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19% (2018 - 19%), as analysed below.

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

Profit before tax	2,694	1,826

Expected tax charge	(512)	(347)
Losses and temporary differences in period where no deferred tax assets recognised	(2)	(8)
Foreign profits taxed at other rates	5	1
Items not allowed for tax
- losses on disposals and write-downs	(46)	(26)
- UK bank levy	(15)	(16)
- regulatory and legal actions	(5)	(154)
- other disallowable items	(40)	(34)
Non-taxable items
- Alawwal bank merger gain disposal	212	-
- other	26	8
Taxable foreign exchange movements	-	(5)
Losses brought forward and utilised	21	18
Increase/(reduction) in carrying value of deferred tax in respect of UK losses	215	(15)
Banking surcharge	(155)	(188)
Tax credit paid-in equity	-	32
Adjustments in respect of prior periods	102	25

Actual tax charge	(194)	(709)

The tax charge includes a £215 million deferred tax asset credit associated with the transfer of taxable losses from NatWest Markets Plc to RBS Plc under ring-fencing regulations.

At 30 June 2019, the Group has recognised a deferred tax asset of £1,499 million (31 December 2018 - £1,412 million) and a deferred tax liability of £463 million (31 December 2018 - £454 million). These include amounts recognised in respect of UK trading losses of £848 million (31 December 2018 - £675 million). Under UK tax legislation, these UK losses can be carried forward indefinitely. The Finance Act 2016 limited the offset of the UK banking losses carried forward to 25% of taxable profits. The Group has considered the carrying value of this asset as at 30 June 2019 and concluded that it is recoverable based on future profit projections.

Notes

6. Profit attributable to non-controlling interests

	Half year ended
	30 June	30 June
	2019	2018
	£m	£m

RFS Holdings B.V. Consortium Members (1)	258	(17)
Other	2	1

Profit/(loss) attributable to non-controlling interests	260	(16)

Note:

(1)        Includes a gain of £274 million recognised on completion of the Alawwal Bank merger.

7. Trading assets and liabilities

Trading assets and liabilities comprise assets and liabilities held at fair value in trading portfolios.

	30 June	31 December
	2019	2018
Assets	£m	£m
Loans
Reverse repos	28,176	24,759
Collateral given	22,063	19,036
Other loans	1,651	1,308
Total loans	51,890	45,103
Securities
Central and local government
- UK	5,365	6,834
- US	6,093	4,689
- other	16,341	13,498
Other securities	5,675	4,995
Total securities	33,474	30,016
Total	85,364	75,119

Liabilities
Deposits
Repos	32,087	25,645
Collateral received	23,204	20,187
Other deposits	2,335	1,788
Total deposits	57,626	47,620
Debt securities in issue	1,495	903
Short positions	25,014	23,827
Total	84,135	72,350

Notes

8. Financial instruments: classification

The following tables analyse financial assets and liabilities in accordance with the categories of financial instruments in IFRS 9. Assets and liabilities outside the scope of IFRS 9 are shown within other assets and other liabilities.

			Amortised	Other
	MFVTPL (1,2)	FVOCI (3)	cost	assets	Total
Assets	£m	£m	£m	£m	£m

Cash and balances at central banks	-	-	85,380		85,380
Trading assets	85,364	-			85,364
Derivatives	145,594				145,594
Settlement balances	-	-	8,438		8,438
Loans to banks - amortised cost			12,935		12,935
Loans to customers - amortised cost			310,631		310,631
Other financial assets	1,130	51,250	13,254		65,634
Intangible assets	-	-	-	6,631	6,631
Other assets				9,262	9,262

30 June 2019	232,088	51,250	430,638	15,893	729,869

Cash and balances at central banks	-	-	88,897		88,897
Trading assets	75,119	-			75,119
Derivatives	133,349				133,349
Settlement balances	-	-	2,928		2,928
Loans to banks - amortised cost			12,947		12,947
Loans to customers - amortised cost			305,089		305,089
Other financial assets	1,638	46,077	11,770		59,485
Intangible assets	-	-	-	6,616	6,616
Other assets				9,805	9,805

31 December 2018	210,106	46,077	421,631	16,421	694,235

	Held-for-		Amortised	Other
	trading (1)	DFV (4)	cost	liabilities	Total
Liabilities	£m	£m	£m	£m	£m

Bank deposits	-	-	23,093		23,093
Customer deposits	-	-	361,626		361,626
Settlement balances	-	-	7,619		7,619
Trading liabilities	84,135	-			84,135
Derivatives	141,697	-			141,697
Other financial liabilities	-	2,494	43,991		46,485
Subordinated liabilities	-	763	9,045		9,808
Other liabilities	-	-	2,146	7,023	9,169

30 June 2019	225,832	3,257	447,520	7,023	683,632

Bank deposits	-	-	23,297		23,297
Customer deposits	-	-	360,914		360,914
Settlement balances	-	-	3,066		3,066
Trading liabilities	72,350	-			72,350
Derivatives	128,897	-			128,897
Other financial liabilities	-	2,840	36,892		39,732
Subordinated liabilities	-	867	9,668		10,535
Other liabilities	-	-	2,218	6,736	8,954

31 December 2018	201,247	3,707	436,055	6,736	647,745

Notes:

(1)	Includes derivatives held for hedging purposes.
(2)	Mandatory fair value through profit or loss.
(3)	Fair value through other comprehensive income.
(4)	Designated as at fair value through profit or loss.

Notes

8. Financial instruments: classification continued

The Group’s financial assets and liabilities include:
	30 June	31 December
	2019	2018
	£m	£m
Reverse repos
Loans to banks - amortised cost	2,162	3,539
Loans to customers - amortised cost	683	9
Trading assets	28,176	24,759

Repos
Bank deposits	3,715	941
Customer deposits	1,004	3,774
Trading liabilities	32,087	25,645

Carried at fair value - valuation hierarchy

Disclosures relating to the control environment, valuation techniques and related aspects pertaining to financial instruments measured at fair value are included in the 2018 Annual Report on Form 20-F. Valuation, sensitivity methodologies and inputs at 30 June 2019 are consistent with those described in Note 12 to the 2018 Annual Report on Form 20-F.

The tables below show financial instruments carried at fair value on the balance sheet by valuation hierarchy - level 1, level 2 and level 3 and valuation sensitivities for level 3 balances.

	30 June 2019			31 December 2018
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	£m	£m	£m	£m	£m	£m

Assets
Trading assets
Loans	-	51,616	274	-	44,983	120
Securities	24,247	8,885	342	22,003	7,312	701
Derivatives	5	143,994	1,595	-	131,513	1,836
Other financial assets
Loans	-	425	63	-	768	136
Securities	43,434	8,014	444	40,132	6,172	507

Total financial assets held at fair value	67,686	212,934	2,718	62,135	190,748	3,300
Liabilities
Trading liabilities
Deposits	-	57,258	368	-	47,243	377
Debt securities in issue	-	1,415	80	-	791	112
Short positions	19,656	5,358	-	18,941	4,886	-
Derivatives	4	140,507	1,186	-	127,709	1,188
Other financial liabilities
Debt securities in issue	-	2,234	156	-	2,348	280
Other deposits	-	104	-	-	212	-
Subordinated liabilities	-	763	-	-	867	-
Total financial liabilities held at fair value	19,660	207,639	1,790	18,941	184,056	1,957

Notes:

(1)

Level 1 – Instruments valued using unadjusted quoted prices in active and liquid markets for identical financial instruments. Examples include government bonds, listed equity shares and certain exchange-traded derivatives.

Level 2 - Instruments valued using valuation techniques that have observable inputs. Examples  include most government agency securities, investment-grade corporate bonds, certain mortgage products, including CLOs, most bank loans, repos and reverse repos, less liquid listed equities, state and municipal obligations, most notes issued, and certain money market securities and loan commitments and most OTC derivatives.

Level 3 - Instruments valued using a valuation technique where at least one input which could have a significant effect on the instrument’s valuation, is not based on observable market data. Examples include cash instruments which trade infrequently, certain syndicated and commercial mortgage loans, certain emerging markets and derivatives with unobservable model inputs.

(2)	Transfers between levels are deemed to have occurred at the beginning of the quarter in which the instruments were transferred. There were no significant transfers between level 1 and level 2.

Notes

8. Financial instruments: carried at fair value - valuation hierarchy continued

	30 June 2019			31 December 2018
	Level 3	Favourable	Unfavourable	Level 3	Favourable	Unfavourable
	£m	£m	£m	£m	£m	£m

Assets
Trading assets
Loans	274	10	(10)	120	10	(10)
Securities	342	10	-	701	20	(10)
Derivatives
Interest rate	1,326	200	(200)	1,487	120	(120)
Foreign exchange	123	10	(10)	130	10	(10)
Other	146	10	(10)	219	10	(20)
Other financial assets
Loans	63	-	-	136	10	(20)
Securities	444	40	(30)	507	50	(30)
Total financial assets held at fair value	2,718	280	(260)	3,300	230	(220)

Liabilities
Trading liabilities
Deposits	368	40	(40)	377	40	(40)
Debt securities in issue	80	-	-	112	10	(10)
Derivatives
Interest rate	802	100	(100)	808	70	(70)
Foreign exchange	304	10	(10)	279	10	(10)
Other	80	-	-	101	-	(10)
Other financial liabilities
Debt securities in issue	156	-	-	280	10	(10)
Total financial liabilities held at fair value	1,790	150	(150)	1,957	140	(150)

Movement in level 3 portfolios

	Half year ended 2019				Half year ended 2018
		Other				Other
	Trading	financial	Total	Total	Trading	financial	Total	Total
	assets (2)	assets (3)	assets	liabilities	assets (2)	assets (3)	assets	liabilities
	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January	2,657	643	3,300	1,957	2,692	530	3,222	2,187
Amount recorded in the income statement (1)	(113)	4	(109)	260	(21)	64	43	(233)
Amount recorded in the statement of comprehensive income	-	75	75	-	-	17	17	-
Level 3 transfers in	158	2	160	161	513	84	597	198
Level 3 transfers out	(462)	(53)	(515)	(239)	(181)	(1)	(182)	(107)
Issuances	-	-	-	23	-	-	-	24
Purchases	290	2	292	216	596	17	613	191
Settlements	(73)	(6)	(79)	(171)	(473)	-	(473)	(108)
Sales	(249)	(157)	(406)	(419)	(632)	(79)	(711)	(122)
Foreign exchange and other adjustments	3	(3)	-	2	1	2	3	-

At 30 June	2,211	507	2,718	1,790	2,495	634	3,129	2,030

Amounts recorded in the income statement in respect of balances held at year end
- unrealised	(112)	2	(110)	260	(16)	24	8	(222)
- realised	-	-	-	-	5	4	9	7

Notes:

(1)

There were £383 million net losses on trading assets and liabilities (30 June 2018 - £195 million gains) recorded in income from trading activities. Net gains on other instruments of £14 million (30 June 2018 - £81 million gains) were recorded in other operating income and interest income as appropriate.

(2)	Trading assets comprise assets held at fair value in trading portfolios.
(3)	Other financial assets comprise fair value through other comprehensive income, designated at fair value through profit or loss and other fair value through profit or loss.

Notes

8. Financial instruments: fair value of financial instruments not carried at fair value

The following table shows the carrying value and fair value of financial instruments carried at amortised cost on the balance sheet.

Items where fair value
	approximates			Fair value hierarchy level
	carrying value	Carrying value	Fair value	Level 1	Level 2	Level 3
30 June 2019	£bn	£bn	£bn	£bn	£bn	£bn

Financial assets
Cash and balances at central banks	85.4
Settlement balances	8.4
Loans to banks	0.2	12.7	12.7	-	4.9	7.8
Loans to customers		310.6	307.4	-	1.0	306.4
Other financial assets
Securities		13.3	13.5	7.2	4.1	2.2

Financial liabilities
Bank deposits	4.2	18.9	18.7	-	12.7	6.0
Customer deposits	307.2	54.4	54.5	-	7.4	47.1
Settlement balances	7.6
Other financial liabilities
Debt securities in issue		44.0	45.9	-	43.7	2.2
Subordinated liabilities		9.0	10.1	-	10.0	0.1
Other liabilities - notes in circulation	2.1

31 December 2018
Financial assets
Cash and balances at central banks	88.9
Settlement balances	2.9
Loans to banks	0.5	12.4	12.4	-	9.2	3.2
Loans to customers		305.1	301.7	-	0.5	301.2
Other financial assets
Securities		11.8	11.8	7.3	3.0	1.5

Financial liabilities
Bank deposits	4.2	19.1	18.5	-	13.9	4.6
Customer deposits	307.1	53.8	54.6	-	10.4	44.2
Settlement balances	3.1
Other financial liabilities
Debt securities in issue		36.9	38.6	-	36.9	1.7
Subordinated liabilities		9.7	10.0	-	9.9	0.1
Other liabilities - notes in circulation	2.2

The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market values are used where available; otherwise, fair values have been estimated based on discounted expected future cash flows and other valuation techniques. These techniques involve uncertainties and require assumptions and judgments covering prepayments, credit risk and discount rates. Furthermore, there is a wide range of potential valuation techniques. Changes in these assumptions would affect estimated fair values. The fair values reported would not necessarily be realised in an immediate sale or settlement.

Notes

9. Provisions for liabilities and charges

	Payment	Other	Litigation and
	protection	customer	other regulatory
	insurance (1)	redress	(incl. RMBS)	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2019	695	536	783	990	3,004
Implementation of IFRS 16 on 1 January 2019 (3)	-	-	-	(170)	(170)
ECL impairment release	-	-	-	(3)	(3)
Transfer to accruals and other liabilities	-	(4)	-	1	(3)
Currency translation and other movements	-	(7)	(6)	(16)	(29)
Charge to income statement	-	17	5	33	55
Releases to income statement	-	(12)	(9)	(16)	(37)
Provisions utilised	(136)	(81)	(6)	(114)	(337)
At 31 March 2019	559	449	767	705	2,480
ECL impairment charge	-	-	-	21	21
Transfer from accruals and other liabilities	-	4	-	-	4
Currency translation and other movements	-	3	3	4	10
Charge to income statement	-	64	18	100	182
Releases to income statement	-	(11)	(33)	(70)	(114)
Provisions utilised	(116)	(90)	(28)	(79)	(313)
At 30 June 2019	443	419	727	681	2,270

Notes:

(1)	30 June 2019 includes provisions held in relation to offers made from 2018 and earlier years of £99 million.
(2)	Materially comprises provisions relating to property closures and restructuring costs.
(3)	Refer to Note 2 for further information on the impact of IFRS 16 implementation.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance

The Group’s provision reflects the increased volume of complaints following the FCA’s introduction of an August 2019 PPI timebar as outlined in FCA announcement CP17/3 and the introduction of new Plevin (unfair commission) complaint handling rules.

The principal assumptions underlying the Group’s provision in respect of PPI sales are: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group’s portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in FCA policy statements and the expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience and FCA calculation rules. The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
Assumptions	Actual to date	Future expected	Change in assumption %	Consequential change in provision £m
Customer initiated complaints (1)	2,968k	95k	+/- 5	+/- 7
Uphold rate (2)	88%	90%	+/- 1	+/- 1
Average redress (3)	£1,657	£1,559	+/- 5	+/- 7
Processing costs per claim (4)	£148	£317	+/- 20k claims	+/- 6

Notes:

(1)             Claims received directly by RBS to date, including those received via CMCs and Plevin (commission) only. Excluding those for proactive mailings and where no PPI policy exists.

(2)             Average uphold rate per customer initiated claims received directly by RBS including those received via CMCs, to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

(3)             Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.

(4)             Processing costs per claim on a valid complaints basis, includes direct staff costs and associated overhead - excluding FOS fees.

On 5 February 2019 the Official Receiver appointed Deloitte to assist in the identification of potential claimants in respect of PPI. We are evaluating data suggesting 250,000 to 300,000 such claimants. The extent of the Group’s share of any obligation in respect of ensuing claims cannot be ascertained with sufficient reliability for inclusion in the provision at 30 June 2019.

Background information for all material provisions is given in Note 13.

Notes

10. Dividends

The 2018 final and special dividends recommended were approved by shareholders at the Annual General Meeting on 25 April 2019 and the payment made on 30 April 2019 to shareholders on the register at the close of business on 22 March 2019.

RBS announces an interim dividend for 2019 of £241 million, or 2p per ordinary share. In addition, the company announces a further special dividend of £1,449 million, or 12p per ordinary share.

The interim and special dividends will be paid on 20 September 2019 to shareholders on the register at close of business on 16 August 2019. The ex-dividend date will be 15 August 2019.

11. Loan impairment provisions

Loan exposure and impairment metrics

The table below summarises loans and related credit impairment measures on an IFRS 9 basis.

	30 June	31 December
	2019	2018
	£m	£m
Loans - amortised cost
Stage 1	291,984	285,985
Stage 2	25,705	26,097
Stage 3	7,325	7,718
	325,014	319,800
ECL provisions (1)
Stage 1	280	285
Stage 2	682	763
Stage 3	2,340	2,320
	3,302	3,368
ECL provision coverage (2)
Stage 1 (%)	0.10	0.10
Stage 2 (%)	2.65	2.92
Stage 3 (%)	31.95	30.06
	1.02	1.05
Impairment losses
ECL charge (3)	323	398
Stage 1	(140)	(143)
Stage 2	101	292
Stage 3	362	249
ECL loss rate - annualised (basis points)	19.88	12.45
Amounts written off	452	1,494

Notes:

(1)        Includes £4 million (31 December 2018 - £5 million) related to assets at FVOCI.

(2)        ECL provisions coverage is ECL provisions divided by loans - amortised cost.

(3)        Includes a £30 million charge (31 December 2018 - £3 million charge) related to other financial assets, of which nil (31 December 2018 - £1 million charge) related to assets at FVOCI and a £28 million charge (31 December 2018 - £31 million release) related to contingent liabilities.

12. Contingent liabilities and commitments

	30 June	31 December
	2019	2018
	£m	£m

Guarantees	2,793	3,952
Other contingent liabilities	2,410	3,052
Standby facilities, credit lines and other commitments	120,862	119,879

Contingent liabilities and commitments	126,065	126,883

Contingent liabilities arise in the normal course of RBS’s business; credit exposure is subject to the bank’s normal controls. The amounts shown do not, and are not intended to, provide any indication of RBS’s expectation of future losses.

Notes

13. Litigation, investigations and reviews

The Royal Bank of Scotland Group plc (the ‘company’ or RBSG) and certain members of the Group are party to legal proceedings and the subject of investigation and other regulatory and governmental action (‘Matters’) in the United Kingdom (UK), the United States (US), the European Union (EU) and other jurisdictions.

RBS recognises a provision for a liability in relation to these Matters when it is probable that an outflow of economic benefits will be required to settle an obligation resulting from past events, and a reliable estimate can be made of the amount of the obligation.

In many proceedings and investigations, it is not possible to determine whether any loss is probable or to estimate reliably the amount of any loss, either as a direct consequence of the relevant proceedings and investigations or as a result of adverse impacts or restrictions on RBS’s reputation, businesses and operations. Numerous legal and factual issues may need to be resolved, including through potentially lengthy discovery and document production exercises and determination of important factual matters, and by addressing novel or unsettled legal questions relevant to the proceedings in question, before a liability can reasonably be estimated for any claim. RBS cannot predict if, how, or when such claims will be resolved or what the eventual settlement, damages, fine, penalty or other relief, if any, may be, particularly for claims that are at an early stage in their development or where claimants seek substantial or indeterminate damages.

There are situations where RBS may pursue an approach that in some instances leads to a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, or in order to take account of the risks inherent in defending claims or investigations, even for those Matters for which RBS believes it has credible defences and should prevail on the merits. The uncertainties inherent in all such Matters affect the amount and timing of any potential outflows for both Matters with respect to which provisions have been established and other contingent liabilities.

The future outflow of resources in respect of any Matter may ultimately prove to be substantially greater than or less than the aggregate provision that RBS has recognised. Where (and as far as) liability cannot be reasonably estimated, no provision has been recognised. RBS expects that in future periods, additional provisions, settlement amounts and customer redress payments will be necessary, in amounts that are expected to be substantial in some instances.

For a discussion of certain risks associated with the Group’s litigation, investigations and reviews, see the Risk Factor relating to legal, regulatory and governmental actions and investigations set out in RBS’s 2018 Annual Report and Accounts on page 261 and in RBS’s 2018 Annual Report on Form 20-F on page 274.

Litigation

Residential mortgage-backed securities (RMBS) litigation in the US

RBS companies continue to defend RMBS-related claims in the US in which plaintiffs allege that certain disclosures made in connection with the relevant offerings of RMBS contained materially false or misleading statements and/or omissions regarding the underwriting standards pursuant to which the mortgage loans underlying the RMBS were issued. The remaining RMBS lawsuits against RBS companies consist of cases filed by the Federal Home Loan Banks of Boston and Seattle and the Federal Deposit Insurance Corporation that together involve the issuance of less than US$1 billion of RMBS issued primarily from 2005 to 2007. In addition, NatWest Markets Securities Inc. previously agreed to settle a purported RMBS class action entitled New Jersey Carpenters Health Fund v. Novastar Mortgage Inc. et al. for US$55.3 million, which was paid into escrow pending court approval of the settlement, which was granted on 11 March 2019, but which is now the subject of an appeal by a class member who does not want to participate in the settlement.

London Interbank Offered Rate (LIBOR) and other rates litigation

NatWest Markets Plc and certain other members of the Group, including RBSG, are defendants in a number of class actions and individual claims pending in the US (primarily in the United States District Court for the Southern District of New York (SDNY)) with respect to the setting of LIBOR and certain other benchmark interest rates. The complaints allege that certain members of the Group and other panel banks violated various federal laws, including the US commodities and antitrust laws, and state statutory and common law, as well as contracts, by manipulating LIBOR and prices of LIBOR-based derivatives in various markets through various means.

Several class actions relating to USD LIBOR, as well as more than two dozen non-class actions concerning USD LIBOR, are part of a co-ordinated proceeding in the SDNY. In December 2016, the SDNY held that it lacks personal jurisdiction over

Notes

13. Litigation, investigations and reviews continued

NatWest Markets Plc with respect to certain claims. As a result of that decision, all Group companies have been dismissed from each of the USD LIBOR-related class actions (including class actions on behalf of over-the-counter plaintiffs, exchange-based purchaser plaintiffs, bondholder plaintiffs, and lender plaintiffs), but seven non-class cases in the co-ordinated proceeding remain pending against Group defendants. The dismissal of Group companies for lack of personal jurisdiction is the subject of a pending appeal to the United States Court of Appeals for the Second Circuit.

Among the non-class claims dismissed by the SDNY in December 2016 were claims that the Federal Deposit Insurance Corporation (FDIC) had asserted on behalf of certain failed US banks. In July 2017, the FDIC, on behalf of 39 failed US banks, commenced substantially similar claims against RBS companies and others in the High Court of Justice of England and Wales. The action alleges that the defendants breached English and European competition law as well as asserting common law claims of fraud under US law.

In addition, there are two class actions relating to JPY LIBOR and Euroyen TIBOR, both pending before the same judge in the SDNY. In the first class action, which relates to Euroyen TIBOR futures contracts, the court dismissed the plaintiffs’ antitrust claims in March 2014, but declined to dismiss their claims under the Commodity Exchange Act for price manipulation, and the case is proceeding in the discovery phase. The second class action relates to other derivatives allegedly tied to JPY LIBOR and Euroyen TIBOR. The court dismissed that case in March 2017 on the ground that the plaintiffs lack standing. The plaintiffs have commenced an appeal of that decision.

There is also a class action relating to the Singapore Interbank Offered Rate and Singapore Swap Offer Rate pending in the SDNY. In that case, the court denied defendants’ motion to dismiss on 5 October 2018 in a ruling that would have permitted certain antitrust claims to proceed against NatWest Markets Plc and other non-RBS defendants. However, on 26 July 2019, the court determined that the named plaintiffs asserting such claims do not have standing and therefore dismissed the case. The dismissal is subject to appeal.

Four other class action complaints were filed against RBS companies in the SDNY, each relating to a different reference rate. In the case relating to Pound Sterling LIBOR, the court dismissed all claims against RBS companies, for various reasons, on 21 December 2018, and plaintiffs are seeking reconsideration of that decision. In the case relating to the Australian Bank Bill Swap Reference Rate, the court dismissed all claims against RBS companies for lack of personal jurisdiction on 26 November 2018, but plaintiffs have filed an amended complaint, which is the subject of a further motion to dismiss. In the case relating to Euribor, the court dismissed all claims against RBS companies for lack of personal jurisdiction in February 2017, but in June 2019, the plaintiffs commenced an appeal of that decision. In the case relating to Swiss Franc LIBOR, the court dismissed all claims against all defendants on various grounds in September 2017, but held that it has personal jurisdiction over NatWest Markets Plc and allowed the plaintiffs to replead their complaint. Defendants’ renewed motion to dismiss the amended complaint relating to Swiss Franc LIBOR remains pending.

NatWest Markets Plc has also been named as a defendant in a motion to certify a class action relating to LIBOR in the Tel Aviv District Court in Israel. NatWest Markets Plc has filed a motion for cancellation of service. If the motion is successful then the current action will be brought to an end, although the claimants may seek to re-raise the claim in the future.

NatWest Markets Plc is defending a claim in the High Court in London brought by London Bridge Holdings Ltd and others, in which the claimants allege LIBOR manipulation in connection with the sale of interest rate hedging products. The quantified sum claimed in that case is £446.7 million.

Details of UK litigation claims in relation to the alleged mis-sale of interest rate hedging products (IRHPs) involving LIBOR-related allegations are set out under ‘Interest rate hedging products and similar litigation’ on page 39.

In January 2019, a class action antitrust complaint was filed in the SDNY alleging that the defendants (USD ICE LIBOR panel banks and affiliates) have conspired to suppress USD ICE LIBOR from 2014 to the present by submitting incorrect information to ICE about their borrowing costs. The RBS defendants are RBSG, NatWest Markets Plc, NatWest Markets Securities Inc., and NatWest Plc.

FX antitrust litigation

NatWest Markets Plc, NatWest Markets Securities Inc. and / or RBSG, are defendants in several cases relating to NatWest Markets Plc’s foreign exchange (FX) business, each of which is pending before the same federal judge in the SDNY.

Notes

13. Litigation, investigations and reviews continued

In 2015, NatWest Markets Plc paid US$255 million to settle the consolidated antitrust class action on behalf of persons who entered into over-the-counter FX transactions with defendants or who traded FX instruments on exchanges. That settlement received final court approval in August 2018. On 7 November 2018, some members of the settlement class who opted out of the settlement filed their own non-class complaint in the SDNY asserting antitrust claims against NatWest Markets Plc, NatWest Markets Securities Inc. and other banks. On 31 December 2018, some of the same claimants, as well as others, filed proceedings in the High Court in London, asserting competition claims against NatWest Markets Plc and several other banks. The claim was served on 25 April 2019.

Two other FX-related class actions remain pending in the SDNY. First, there is a class action on behalf of ‘consumers and end-user businesses,’ which is proceeding against NatWest Markets Plc in the discovery phase following the SDNY’s denial of the defendants’ motions to dismiss in March 2018. Second, there is a class action on behalf of ‘indirect purchasers’ of FX instruments (which plaintiffs define as persons who transacted FX instruments with retail foreign exchange dealers that transacted directly with defendant banks). That case is proceeding in discovery against NatWest Markets Securities Inc. and other defendants following the SDNY’s denial of defendants’ motion to dismiss on 25 October 2018. On 20 May 2019, NatWest Markets Plc was dismissed from the case for lack of personal jurisdiction, but plaintiffs are seeking permission to replead their complaint to establish jurisdiction.

On 27 May 2019, a class action was filed in the Federal Court of Australia against NatWest Markets Plc and other banks on behalf of persons who bought or sold currency through FX spots or forwards between 1 January 2008 and 15 October 2013 with a total transaction value exceeding AUS $0.5m. RBSG has been named in the action as a ‘cartel party’, but is not a defendant. The claim was served on 28 June 2019.

On 29 July 2019, an application for a collective proceedings order was filed in the UK Competition Appeal Tribunal against RBSG, NatWest Markets Plc and other banks on behalf of persons who, between 18 December 2007 and 31 January 2013, entered into a relevant FX spot or outright forward transaction in the EEA with a relevant financial institution or on an electronic communications network.

Two motions to certify FX-related class actions have been filed in the Tel Aviv District Court in Israel. RBSG and NatWest Markets Securities Inc. have been named as defendants in the first motion. The Royal Bank of Scotland plc has been named in the second. These motions have not been served.

Certain other foreign exchange transaction related claims have been or may be threatened. RBS cannot predict whether any of these claims will be pursued, but expects that some may.

Government securities antitrust litigation

NatWest Markets Securities Inc. and certain other US broker-dealers are defendants in a consolidated antitrust class action pending in the SDNY on behalf of persons who transacted in US Treasury securities or derivatives based on such instruments, including futures and options. The plaintiffs allege that defendants rigged the US Treasury securities auction bidding process to deflate prices at which they bought such securities and colluded to increase the prices at which they sold such securities to plaintiffs. The defendants’ motion to dismiss this matter remains pending.

Class action antitrust claims commenced in March 2019 are pending in the SDNY against NatWest Markets Plc, NatWest Markets Securities Inc. and other banks. The complaints allege a conspiracy among dealers of Euro-denominated bonds issued by European central banks (EGBs), to widen the bid-ask spreads they quoted to customers, thereby increasing the prices customers paid for the EGBs or decreasing the prices at which customers sold the bonds. The class consists of those who purchased or sold EGBs in the US between 2007 and 2012.

Swaps antitrust litigation

NatWest Markets Plc and other members of the Group, including RBSG, as well as a number of other interest rate swap dealers, are defendants in several cases pending in the SDNY alleging violations of the US antitrust laws in the market for interest rate swaps. There is a consolidated class action complaint on behalf of persons who entered into interest rate swaps with the defendants, as well as non-class action claims by three swap execution facilities (TeraExchange, Javelin, and trueEx). The plaintiffs allege that the swap execution facilities would have successfully established exchange-like trading of interest rate swaps if the defendants had not unlawfully conspired to prevent that from happening through boycotts and other means. Discovery in these cases is ongoing.

Notes

13. Litigation, investigations and reviews continued

In addition, in June 2017, TeraExchange filed a complaint against RBS companies, including RBSG, as well as a number of other credit default swap dealers, in the SDNY. TeraExchange alleges it would have established exchange-like trading of credit default swaps if the defendant dealers had not engaged in an unlawful antitrust conspiracy. On 1 October 2018, the court dismissed all claims against RBS companies.

Madoff

NatWest Markets N.V. (NWM N.V.) is a defendant in two actions filed by Irving Picard, as trustee for the bankruptcy estates of Bernard L. Madoff and Bernard L. Madoff Investment Securities LLC, in bankruptcy court in New York. In both cases, the trustee alleges that certain transfers received by NWM N.V. amounted to fraudulent conveyances that should be clawed back for the benefit of the Madoff estate.

In the primary action, filed in December 2010, the trustee originally sought to recover US$75.8 million in redemptions that NWM N.V. allegedly received from certain Madoff feeder funds and US$162.1 million that NWM N.V. allegedly received from certain swap counterparties. In August 2018, due to a court ruling in a related matter, the trustee voluntarily dismissed a portion of this claim (relating to US$74.6 million received from certain swap counterparties) without prejudice to refiling at a later date. In June 2019, the trustee filed a motion for leave to file an amended complaint, seeking to clawback a total of US$276.3 million, including the previously voluntarily dismissed US$74.6 million, that NWM N.V. allegedly received in redemptions from certain Madoff feeder funds and swap counterparties. NWM N.V. intends to oppose the motion for leave to amend and otherwise seek dismissal of the amended complaint. In the second action, filed in October 2011, the trustee seeks to recover an additional US$21.8 million. In November 2016, the bankruptcy court dismissed this case on international comity grounds, and that decision was appealed. On 25 February 2019, the United States Court of Appeals for the Second Circuit reversed the bankruptcy court’s decision. If the U.S. Supreme Court declines to review the matter, the case will return to the bankruptcy court for further proceedings.

Interest rate hedging products and similar litigation

RBS is dealing with a number of active litigation claims in the UK in relation to the alleged mis-selling of interest rate hedging products (IRHPs). In general claimants allege that the relevant IRHPs were mis-sold to them, with some also alleging that misrepresentations were made in relation to LIBOR. Claims have been brought by customers who were considered under the UK Financial Conduct Authority (FCA) redress programme for IRHPs, as well as customers who were outside of the scope of that programme, which was closed to new entrants in March 2015. RBS remains exposed to potential claims from customers who were either ineligible to be considered for redress or who are dissatisfied with their redress offers.

Property Alliance Group (PAG) v NatWest Markets Plc was the leading case before the English High Court involving both IRHP mis-selling and LIBOR misconduct allegations. The amount claimed was £34.8 million. Following dismissal by the Court of all PAG’s claims in December 2016, PAG appealed to the Court of Appeal, which dismissed the appeal in March 2018. In July 2018 the Supreme Court declined the request from PAG for permission to appeal an aspect of the judgment relating to implied representations of Sterling LIBOR rates. The Court of Appeal’s decision may impact other IRHP and LIBOR-related cases currently pending in the English courts, some of which involve substantial amounts.

Separately, NatWest Markets Plc is defending claims filed in France by five French local authorities relating to structured interest rate swaps. The plaintiffs allege, among other things, that the swaps are void for being illegal transactions, that they were mis-sold, and that information / advisory duties were breached. Of the remaining claims, two are being appealed to the Supreme Court and one remains to be heard before the lower court.

Tax dispute

HMRC issued a tax assessment in 2012 against RBSG for approximately £86 million regarding a value-added-tax (‘VAT’) matter in relation to the trading of European Union Allowances (‘EUAs’) by a joint venture subsidiary in 2009. RBSG has lodged an appeal, which is still to be heard, before the First-tier Tribunal (Tax), a specialist tax tribunal, challenging the assessment (the ‘Tax Dispute’). In the event that the assessment is upheld, interest and costs would be payable, and a penalty of up to 100 per cent of the VAT held to have been legitimately denied by HMRC could also be levied. Separately, NatWest Markets Plc is a named defendant in civil proceedings before the High Court brought in 2015 by ten companies (all in liquidation) (the ‘Liquidated Companies’) and their respective liquidators (together, ‘the Claimants’). The Liquidated Companies previously traded in EUAs in 2009 and are alleged to be defaulting traders within (or otherwise connected to) the EUA supply chains forming the subject of

Notes

13. Litigation, investigations and reviews continued

the Tax Dispute. The Claimants claim approximately £71.4 million plus interest and costs and allege that NatWest Markets Plc dishonestly assisted the directors of the Liquidated Companies in the breach of their statutory duties and/or knowingly participated in the carrying on of the business of the Liquidated Companies with intent to defraud creditors. The trial in that matter concluded on 20 July 2018 and judgment is awaited.

US Anti-Terrorism Act litigation

NatWest Plc is defending lawsuits filed in the United States District Court for the Eastern District of New York by a number of US nationals (or their estates, survivors, or heirs) who were victims of terrorist attacks in Israel. The plaintiffs allege that NatWest Plc is liable for damages arising from those attacks pursuant to the US Anti-Terrorism Act because NatWest Plc previously maintained bank accounts and transferred funds for the Palestine Relief & Development Fund, an organisation which plaintiffs allege solicited funds for Hamas, the alleged perpetrator of the attacks.

In October 2017, the trial court dismissed claims against NatWest Plc with respect to two of the 18 terrorist attacks at issue. In March 2018, the trial court granted a request by NatWest Plc for leave to file a renewed summary judgment motion in respect of the remaining claims, and in March 2019, the court granted summary judgment in favour of NatWest Plc. The plaintiffs have commenced an appeal of the judgment to the United States Court of Appeals for the Second Circuit.

NWM N.V. and certain other financial institutions, are defendants in several actions pending in the United States District Courts for the Eastern and Southern Districts of New York, filed by a number of US nationals (or their estates, survivors, or heirs), most of whom are or were US military personnel, who were killed or injured in attacks in Iraq between 2003 and 2011. NatWest Markets Plc is also a defendant in some of these cases.

The attacks at issue in the cases were allegedly perpetrated by Hezbollah and certain Iraqi terror cells allegedly funded by the Islamic Republic of Iran. According to the plaintiffs’ allegations, the defendants are liable for damages arising from the attacks because they allegedly conspired with Iran and certain Iranian banks to assist Iran in transferring money to Hezbollah and the Iraqi terror cells, in violation of the US Anti-Terrorism Act, by agreeing to engage in ‘stripping’ of transactions initiated by the Iranian banks so that the Iranian nexus to the transactions would not be detected. The first of these actions was filed in the United States District Court for the Eastern District of New York in November 2014. On 27 July 2018, the magistrate judge in that case issued a report to the district court recommending that the district court deny the defendants’ pending motion to dismiss. NWM N.V. has requested that the district court grant the motion to dismiss notwithstanding the magistrate’s recommendation. Another action, filed in 2017, was dismissed on 28 March 2019. The dismissal is subject to re-pleading by the plaintiffs or appeal. The other actions are either subject to a pending motion to dismiss, or will be the subject of such a motion in due course.

Securities underwriting litigation

NatWest Markets Securities Inc. is an underwriter defendant in several securities class actions in the US in which plaintiffs generally allege that an issuer of public debt or equity securities, as well as the underwriters of the securities (including NatWest Markets Securities Inc.), are liable to purchasers for misrepresentations and omissions made in connection with the offering of such securities.

Investigations and reviews

RBS’s businesses and financial condition can be affected by the actions of various governmental and regulatory authorities in the UK, the US, the EU and elsewhere. RBS has engaged, and will continue to engage, in discussions with relevant governmental and regulatory authorities, including in the UK, the US, the EU and elsewhere, on an ongoing and regular basis, and in response to informal and formal inquiries or investigations, regarding operational, systems and control evaluations and issues including those related to compliance with applicable laws and regulations, including consumer protection, business conduct, competition/anti-trust, anti-bribery, anti-money laundering and sanctions regimes.

The NatWest Markets business in particular has been providing, and continues to provide, information regarding a variety of matters, including, for example, the setting of benchmark rates and related derivatives trading, conduct in the foreign exchange market, and various issues relating to the issuance, underwriting, and sales and trading of fixed-income securities, including structured products and government securities, some of which have resulted, and others of which may result, in investigations or proceedings.

Notes

13. Litigation, investigations and reviews continued

Any matters discussed or identified during such discussions and inquiries may result in, among other things, further inquiry or investigation, other action being taken by governmental and regulatory authorities, increased costs being incurred by RBS, remediation of systems and controls, public or private censure, restriction of RBS’s business activities and/or fines. Any of the events or circumstances mentioned in this paragraph or below could have a material adverse effect on RBS, its business, authorisations and licences, reputation, results of operations or the price of securities issued by it.

RBS is co-operating fully with the investigations and reviews described below.

US investigations relating to fixed-income securities

In the US, RBS companies have in recent years been involved in investigations relating to, among other things, issuance, underwriting and trading in RMBS and other mortgage-backed securities and collateralised debt obligations (CDOs). Investigations by the US Department of Justice (DoJ) and several state attorneys general relating to the issuance and underwriting of RMBS were previously resolved. Certain other state attorneys general have sought information regarding similar issues, and RBS is aware that at least one such investigation is ongoing.

In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the NPA’s reporting and conduct requirements during its term.

The NatWest Markets business is currently responding to a criminal investigation concerning unrelated securities trading by certain traders in 2018, which was reported to the USAO during the course of the NPA. In April 2019, NatWest Markets Securities Inc. agreed to a second six-month extension of the NPA so that the USAO could review the circumstances of that unrelated matter.

Foreign exchange related investigations

In May and June 2019, RBSG and NatWest Markets Plc reached settlements totalling approximately EUR 275 million in connection with the EC and certain other related competition law investigations into FX trading. The aggregate amount is fully covered by existing provisions in NatWest Markets Plc. NatWest Markets Plc continues to co-operate with ongoing investigations from competition authorities on similar issues relating to past FX trading. The exact timing and amount of future financial penalties, related risks and collateral consequences remain uncertain and may be material.

In 2014 and 2015, NatWest Markets Plc paid significant penalties to resolve investigations into its FX business by the FCA, the CFTC, the DoJ, and the Board of Governors of the Federal Reserve System (Federal Reserve). As part of its plea agreement with the DoJ, NatWest Markets Plc pled guilty to a one-count information charging an antitrust conspiracy occurring between as early as December 2007 to at least April 2010. NatWest Markets Plc admitted that it knowingly, through one of its Euro/US dollar currency traders, joined and participated in a conspiracy to eliminate competition in the purchase and sale of the Euro/US dollar currency pair exchanged in the FX spot market. On 5 January 2017, the United States District Court for the District of Connecticut imposed a sentence on NatWest Markets Plc consisting of a US$395 million fine and a three-year probation, which among other things, prohibits NatWest Markets Plc from committing another crime in violation of US law or engaging in the FX trading practices that form the basis for the charged crime and requires NatWest Markets Plc to implement a compliance program designed to prevent and detect the unlawful conduct at issue and to strengthen its compliance and internal controls as required by other regulators (including the FCA and the CFTC). A violation of the terms of probation could lead to the imposition of additional penalties.

As part of the settlement with the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. entered into a cease and desist order (the FX Order). In the FX Order, which is publicly available and will remain in effect until terminated by the Federal Reserve, NatWest Markets Plc and NatWest Markets Securities Inc. agreed to take certain remedial actions with respect to FX activities and certain other designated market activities, including the creation of an enhanced written internal controls and compliance program, an improved compliance risk management program, and an enhanced internal audit program. NatWest Markets Plc and NatWest Markets Securities Inc. are obligated to implement and comply with these programs as approved by the Federal Reserve, and are also required to conduct, on an annual basis, a review of applicable compliance policies and procedures and a risk-focused sampling of key controls.

Notes

13. Litigation, investigations and reviews continued

FCA review of RBS’s treatment of SMEs

In 2014, the FCA appointed an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000 to review RBS’s treatment of SME customers whose relationship was managed by RBS’s Global Restructuring Group (GRG) in the period 1 January 2008 to 31 December 2013.

The Skilled Person delivered its final report to the FCA during September 2016, and the FCA published an update in November 2016. In response, RBS announced redress steps for SME customers in the UK and the Republic of Ireland that were in GRG between 2008 and 2013. These steps were (i) an automatic refund of certain complex fees; and (ii) a new complaints process, overseen by an independent third party. The complaints process closed on 22 October 2018 for new complaints in the UK and 31 December 2018 in the Republic of Ireland, with the exception of a small cohort of potential complainants in the Republic of Ireland for whom there is an extended deadline until 31 August 2019.

RBS provisions to date totalled £481 million in respect of the above redress steps, of which £328 million had been utilised by 30 June 2019.

The FCA published a summary of the Skilled Person’s report in November 2017. The UK House of Commons Treasury Select Committee, seeking to rely on Parliamentary powers, published the full version of the Skilled Person’s report in February 2018. In July 2018, the FCA confirmed that it had concluded its investigation and that it did not intend to take disciplinary or prohibitory action against any person in relation to these matters. On 13 June 2019, the FCA published a full report explaining how it had reached that conclusion.

Investment advice review

As a result of an FSA review in 2013, the FCA required RBS to carry out a past business review and customer contact exercise on a sample of historic customers who received investment advice on certain lump sum products, during the period from March 2012 until December 2012. The review was conducted by an independent Skilled Person under section 166 of the Financial Services and Markets Act 2000. Redress was paid to certain customers in that sample group.

RBS later agreed with the FCA that it would carry out a wider review/remediation exercise relating to certain investment, insurance and pension sales from 1 January 2011 to 1 April 2015. That exercise is now complete. Phase 2 (covering sales in 2010) started in April 2018 and, with the exception of a small cohort of former customers for whom there is an extended completion date, is targeted for material completion by the end of September 2019.

In addition, RBS agreed with the FCA that it would carry out a remediation exercise, for a specific customer segment who were sold a particular structured product. Redress was paid to certain customers who took out the structured product.

RBS provisions in relation to these matters at 30 June 2019 were less than £10 million.

Packaged accounts

RBS has had dedicated resources in place since 2013 to investigate and resolve packaged account complaints on an individual basis. RBS provisions for this matter to date totalled £444 million, of which £411 million had been utilised by 30 June 2019. The FCA conducted a thematic review of packaged bank accounts across the UK from October 2014 to April 2016, the results of which were published in October 2016. RBS made amendments to its sales process and complaints procedures to address the findings from that review.

FCA investigation into RBS’s compliance with the Money Laundering Regulations 2007

In July 2017, the FCA notified RBS that it was undertaking an investigation into RBS’s compliance with the Money Laundering Regulations 2007 in relation to certain customers. There are currently two areas under review: (1) compliance with Money Laundering Regulations in respect of Money Service Business customers; and (2) the Suspicious Transactions regime in relation to the events surrounding particular customers. The investigations in both areas are assessing both criminal and civil culpability. RBS is cooperating with the investigations, including responding to several information requests from the FCA.

Notes

13. Litigation, investigations and reviews continued

Systematic Anti-Money Laundering Programme assessment

In December 2018, the FCA commenced a Systematic Anti-Money Laundering Programme assessment of RBS. The FCA provided its written findings to RBS on 28 June 2019, and RBS is considering these. It is not yet possible to assess the likely impact of this matter.

Payment Protection Insurance (PPI)

Since 2011, RBS has been implementing the FCA’s policy statement for the handling of complaints about the mis-selling of PPI (Policy Statement 10/12). In August 2017, the FCA’s new rules and guidance on PPI complaints handling (Policy Statement 17/3) came into force. The Policy Statement introduced new so called ‘Plevin’ rules, under which customers may be eligible for redress if the bank earned a high level of commission from the sale of PPI, but did not disclose this detail at the point of sale. The Policy Statement also introduced a two year PPI deadline, due to expire on 29 August 2019, before which new PPI complaints must be made. RBS is implementing the Policy Statement.

RBS has made provisions totalling £5.3 billion to date for PPI claims of which £4.9 billion had been utilised by 30 June 2019.

FCA mortgages market study

In December 2016, the FCA launched a market study into the provision of mortgages. On 26 March 2019 the final report was published. This found that competition was working well for many customers but also proposed remedies to help customers shop around more easily for mortgages. A period of consultation is underway and the FCA has indicated that it intends to provide updates on the remedies in due course.

FCA strategic review of retail banking models

In May 2017 the FCA announced a strategic review of retail banking models. The FCA used the review to understand how these models operate, including how ‘free if in credit’ banking is paid for and the impact of changes such as increased use of digital channels and reduced branch usage.

On 18 December 2018, the FCA published its final report containing a number of findings, including that personal current accounts are an important source of competitive advantage for major banks. Following the review, the FCA is to continue to monitor retail banking models, analyse new payments business models and undertake exploratory work to understand certain aspects of SME banking.

US/Swiss tax programme

In December 2015, Coutts & Co Ltd., a member of the Group incorporated in Switzerland, entered into a non-prosecution agreement (the NPA) with the DoJ. This was entered into as part of the DoJ’s programme for Swiss banks, related to its investigations of the role that Swiss banks played in concealing the assets of US tax payers in offshore accounts (US related accounts). Coutts & Co Ltd. paid a US$78.5 million penalty and acknowledged responsibility for certain conduct set forth in a statement of facts accompanying the agreement. Under the NPA, which has a term of four years, Coutts & Co Ltd. is required, among other things, to provide certain information, cooperate with the DoJ’s investigations, and commit no US federal offences. If Coutts & Co Ltd. abides by the NPA, the DoJ will not prosecute it for certain tax-related and monetary transaction offences in connection with US related accounts.

Since the signing of the NPA in 2015, Coutts & Co Ltd identified and disclosed to the DoJ a number of US related accounts that were not included in its original submission supporting the NPA. As a result of this, Coutts & Co Ltd agreed with the DoJ to undertake additional review work, which began in October 2018 and is now largely complete. This additional review work identified further US related accounts, which are being discussed with the DoJ.

Enforcement proceedings and investigations in relation to Coutts & Co Ltd

In February 2017, the Swiss Financial Market Supervisory Authority (FINMA) took enforcement action against Coutts & Co Ltd with regard to failures of money laundering checks and controls on certain client accounts that were connected with the Malaysian sovereign wealth fund, 1MDB, and were held with Coutts & Co Ltd. FINMA accordingly required Coutts & Co Ltd to disgorge profits of CHF 6.5 million. There are two administrative criminal proceedings pending before the Swiss Finance Department against two former employees of Coutts & Co Ltd. In addition, the Monetary Authority of Singapore (MAS)’s supervisory examination of Coutts & Co Ltd’s Singapore branch revealed breaches of anti-money laundering requirements. MAS imposed on Coutts & Co Ltd financial penalties amounting to SGD 2.4 million in December 2016.

In addition, Coutts & Co Ltd continues to assist with investigations and enquiries from authorities where requested to do so.

Notes

13. Litigation, investigations and reviews continued

Response to reports concerning certain historic Russian and Lithuanian transactions

Media coverage in March 2019 highlighted an alleged money laundering scheme involving Russian and Lithuanian entities between 2006 and 2013. The media reports alleged that certain European banks, including ABN AMRO and Coutts, and at least one US bank, were involved in processing certain transactions associated with this scheme. RBS has responded to regulatory requests for information.

Review and investigation of treatment of tracker mortgage customers in Ulster Bank Ireland DAC

In December 2015, the Central Bank of Ireland (CBI) announced that it had written to a number of lenders requiring them to put in place a robust plan and framework to review the treatment of customers who had been sold mortgages with a tracker interest rate or with a tracker interest rate entitlement. The CBI stated that the intended purpose of the review was to identify any cases where customers’ contractual rights under the terms of their mortgage agreements were not fully honoured, or where lenders did not fully comply with various regulatory requirements and standards regarding disclosure and transparency for customers. The CBI required Ulster Bank Ireland DAC (UBI DAC), a member of the Group incorporated in the Republic of Ireland, to participate in this review. UBI DAC submitted its phase 2 report to the CBI in March 2017, identifying impacted customers. The redress and compensation phase (phase 3) has now concluded although an appeals process is currently anticipated to run until approximately Q3 2020.

RBS has made provisions totalling €312 million (£279 million) to date for this matter, of which €252million (£226 million) had been utilised by 30 June 2019.

Separately, in April 2016, the CBI notified UBI DAC that it was also commencing an investigation under its Administrative Sanctions Procedure into suspected breaches of the Consumer Protection Code 2006 during the period 4 August 2006 to 30 June 2008 in relation to certain customers who switched from tracker mortgages to fixed rate mortgages. This investigation remains ongoing and UBI DAC continues to co-operate with the CBI.

As part of an internal review of the wider retail and commercial loan portfolios extending from the tracker mortgage examination programme, UBI DAC identified further legacy business issues. A programme remains ongoing to identify and remediate impacted customers. RBS has made provisions totalling €167 million (£150 million), of which €66 million (£59 million) had been utilised by 30 June 2019.

Notes

14. Related party transactions

UK Government

The UK Government and bodies controlled or jointly controlled by the UK Government and bodies over which it has significant influence are related parties of the Group. The Group enters into transactions with many of these bodies on an arm’s length basis.

Bank of England facilities

In the ordinary course of business, the Group may from time to time access market-wide facilities provided by the Bank of England. The Group’s other transactions with the UK Government include the payment of taxes, principally UK corporation tax and value added tax; national insurance contributions; local authority rates; and regulatory fees and levies (including the bank levy and FSCS levies).

Other related parties

(a)  In their roles as providers of finance, Group companies provide development and other types of capital support to businesses. These investments are made in the normal course of business and on arm’s length terms. In some instances, the investment may extend to ownership or control over 20% or more of the voting rights of the investee company. However, these investments are not considered to give rise to transactions of a materiality requiring disclosure under IAS 24.

(b)  The Group recharges The Royal Bank of Scotland Group Pension Fund with the cost of administration services incurred by it. The amounts involved are not material to the Group.

Full details of the Group’s related party transactions for the year ended 31 December 2018 are included in the 2018 Annual Report on Form 20-F.

15. Post balance sheet events

Other than as disclosed in this document there have been no significant events between 30 June 2019 and the date of approval of this announcement which would require a change to, or additional disclosure, in the announcement.

16. Date of approval

This announcement was approved by the Board of Directors on 1 August 2019.

Notes

17. Consolidating financial information

NatWest Markets Plc (‘NWM Plc’) is a wholly owned subsidiary of The Royal Bank of Scotland Group plc (‘RBSG plc’) and was able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC with a full and unconditional guarantee from RBSG plc.

NWM Plc utilises an exception provided in Rule 3-10 of Regulation S-X, and therefore does not file its financial statements with the SEC. In accordance with the requirements to qualify for the exception, presented below is condensed consolidating financial information for:

•	RBSG plc on a stand-alone basis as guarantor;
•	NWM Plc on a stand-alone basis as issuer;
•	Non-guarantor Subsidiaries of RBSG plc and NWM Plc on a combined basis (‘Subsidiaries’);
•	Consolidation adjustments; and
•	RBSG plc consolidated amounts (‘RBSG Group’).

Under IAS 27, RBSG plc and NWM Plc account for investments in their subsidiary undertakings at cost less impairment. Rule 3-10 of Regulation S-X requires a company to account for its investments in subsidiary undertakings using the equity method, which would decrease the results for the period of RBSG plc and increase NWM Plc in the information below by £224 million and £52 million respectively for the half year ended 30 June 2019 (decrease £32,713 million and increase £1,316 million, respectively, for the half year ended 30 June 2018).

The net assets of RBSG plc and NWM Plc in the information below would also be decreased by £9,210 million and increased by £282 million respectively at 30 June 2019 (decreased by £8,651 million and increased by £165 million respectively at 31 December 2018).

NWM Plc Disposal groups and discontinued operations NatWest Holdings Limited (NatWest Holdings)

In preparation for ring-fencing, the transfer of the NWM Plc Personal Banking (PB), Commercial & Private Banking (CPB) and certain parts of Central items and NatWest Markets to subsidiaries of NatWest Holdings was completed on 30 April 2018. Accordingly, all of the NWM Plc activities to be undertaken by NatWest Holdings and its subsidiaries are classified as disposal groups in the NWM Plc accounts at 30 June 2018 and presented as discontinued operations. On 29 June 2018, the distribution of NatWest Holdings by NWM plc to RBSG plc was approved and accounted for as income by RBSG plc.

Notes

17. Consolidating financial information continued

Income statement

				Consolidation	RBSG
	RBSG plc	NWM Plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2019	£m	£m	£m	£m	£m
Net interest income	(331)	(102)	4,212	225	4,004
Non-interest income	2,903	622	2,107	(2,519)	3,113
Total income	2,572	520	6,319	(2,294)	7,117
Operating expenses	(37)	(456)	(3,522)	(85)	(4,100)
Impairment releases/(losses)	2	34	(395)	36	(323)
Operating profit/(loss) before tax	2,537	98	2,402	(2,343)	2,694
Tax (charge)/credit	(73)	55	(480)	304	(194)
Profit/(loss) for the period	2,464	153	1,922	(2,039)	2,500
Attributable to:
Ordinary shareholders	2,262	123	1,766	(2,113)	2,038
Preference shareholders	20	-	-	-	20
Paid-in equity holders	182	30	154	(184)	182
Non-controlling interests	-	-	2	258	260
	2,464	153	1,922	(2,039)	2,500

Statement of comprehensive income

				Consolidation	RBSG
	RBSG plc	NWM Plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2019	£m	£m	£m	£m	£m
Profit/(loss) for the period	2,464	153	1,922	(2,039)	2,500
Items that do not qualify for reclassification
Remeasurement of retirement benefit scheme
-other movements	-	-	(68)	-	(68)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	-	(39)	(57)	-	(96)
Fair value through other comprehensive income
(FVOCI) financial assets	-	(52)	39	51	38
Tax	-	31	(5)	-	26
	-	(60)	(91)	51	(100)
Items that do qualify for reclassification
Fair value through other comprehensive income
(FVOCI) financial assets	-	26	(38)	-	(12)
Cash flow hedges	7	53	358	(16)	402
Currency translation	-	44	5	(290)	(241)
Tax	(1)	(12)	(98)	(11)	(122)
	6	111	227	(317)	27
Other comprehensive income/(loss) after tax	6	51	136	(266)	(73)
Total comprehensive income/(loss) for the period	2,470	204	2,058	(2,305)	2,427

Attributable to:
Ordinary shareholders	2,268	174	1,903	(2,395)	1,950
Preference shareholders	20	-	-	-	20
Paid-in equity holders	182	30	154	(184)	182
Non-controlling interests	-	-	1	274	275
	2,470	204	2,058	(2,305)	2,427

Notes

17. Consolidating financial information continued

Income statement

				Consolidation	RBSG
	RBSG plc	NWM Plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2018	£m	£m	£m	£m	£m
Net interest income	(136)	(72)	3,468	1,066	4,326
Non-interest income	33,980	62	1,459	(33,125)	2,376
Total income	33,844	(10)	4,927	(32,059)	6,702
Operating expenses	(60)	(627)	(2,756)	(1,292)	(4,735)
Impairment losses	(4)	(13)	(69)	(55)	(141)
Operating profit/(loss) before tax	33,780	(650)	2,102	(33,406)	1,826
Tax credit/(charge)	66	37	(621)	(191)	(709)
Profit/(loss) from continuing operations	33,846	(613)	1,481	(33,597)	1,117
Profit/(loss) from discontinued operations, net of tax	-	262	-	(262)	-
Profit/(loss) for the period	33,846	(351)	1,481	(33,859)	1,117
Attributable to:
Ordinary shareholders	33,601	(351)	1,480	(33,842)	888
Preference shareholders	74	-	-	-	74
Paid-in equity holders	171	-	-	-	171
Non-controlling interests	-	-	1	(17)	(16)
	33,846	(351)	1,481	(33,859)	1,117

Statement of comprehensive income

				Consolidation	RBSG
	RBSG plc	NWM Plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2018	£m	£m	£m	£m	£m
Profit/(loss) for the year	33,846	(351)	1,481	(33,859)	1,117
Items that do not qualify for reclassification
Remeasurement of retirement benefit scheme
-contributions in preparation for ring-fencing	-	-	(2,000)	-	(2,000)
Changes in fair value of credit in financial liabilities
designated at FVTPL due to own credit risk	-	59	36	-	95
Fair value through other comprehensive income
(FVOCI) financial assets	-	-	(3)	6	3
Tax	-	(16)	516	-	500
	-	43	(1,451)	6	(1,402)
Items that do qualify for reclassification
Fair value through other comprehensive income
(FVOCI) financial assets	-	(323)	532	(10)	199
Cash flow hedges	28	234	(433)	(350)	(521)
Currency translation	-	56	(393)	355	18
Tax	(5)	27	(20)	95	97
	23	(6)	(314)	90	(207)
Other comprehensive profit/(loss) after tax	23	37	(1,765)	96	(1,609)
Total comprehensive income/(loss) for the period	33,869	(314)	(284)	(33,763)	(492)

Attributable to:
Ordinary shareholders	33,624	(314)	(286)	(33,732)	(708)
Preference shareholders	74	-	-	-	74
Paid-in equity holders	171	-	-	-	171
Non-controlling interests	-	-	2	(31)	(29)
	33,869	(314)	(284)	(33,763)	(492)

Notes

17. Consolidating financial information continued

Balance sheet

				Consolidation	RBSG
	RBSG plc	NWM Plc	Subsidiaries	adjustments	Group
At 30 June 2019	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	-	12,874	72,505	1	85,380
Trading assets	-	64,784	20,704	(124)	85,364
Derivatives	1,083	147,840	7,603	(10,932)	145,594
Settlement balances	-	6,305	2,133	-	8,438
Loans to banks - amortised cost	-	628	12,293	14	12,935
Loans to customers - amortised cost	-	8,541	302,108	(18)	310,631
Amounts due from holding company and fellow subsidiaries	26,536	11,539	14,276	(52,351)	-
Other financial assets	260	12,833	52,799	(258)	65,634
Intangible assets	-	-	6,329	302	6,631
Other assets	56,823	2,034	10,330	(59,925)	9,262
Total assets	84,702	267,378	501,080	(123,291)	729,869
Liabilities
Bank deposits	-	3,593	19,501	(1)	23,093
Customer deposits	-	2,046	359,553	27	361,626
Amounts due to holding company and fellow subsidiaries	916	21,071	30,364	(52,351)	-
Settlement balances	-	6,067	1,552	-	7,619
Trading liabilities	-	61,617	22,642	(124)	84,135
Derivatives	722	144,533	7,374	(10,932)	141,697
Other financial liabilities	20,016	17,962	8,488	19	46,485
Subordinated liabilities	7,337	626	1,990	(145)	9,808
Other liabilities	280	1,490	7,991	(592)	9,169
Total liabilities	29,271	259,005	459,455	(64,099)	683,632

Owners equity	55,431	8,373	41,612	(59,195)	46,221
Non-controlling interests	-	-	13	3	16
Total equity	55,431	8,373	41,625	(59,192)	46,237
Total liabilities and equity	84,702	267,378	501,080	(123,291)	729,869

Notes

17. Consolidating financial information continued

Balance sheet

				Consolidation	RBSG
	RBSG plc	NWM Plc	Subsidiaries	adjustments	Group
At 31 December 2018	£m	£m	£m	£m	£m
Assets
Cash and balances at central banks	-	11,095	77,802	-	88,897
Trading assets	-	61,990	13,228	(99)	75,119
Derivatives (1)	543	134,291	1,232	(2,717)	133,349
Settlement balances	-	1,421	1,507	-	2,928
Loans to banks - amortised cost	-	454	12,527	(34)	12,947
Loans to customers - amortised cost	-	7,908	297,200	(19)	305,089
Amounts due from holding company and fellow subsidiaries (1)	22,791	11,800	16,877	(51,468)	-
Other financial assets	241	10,995	48,481	(232)	59,485
Intangible assets	-	-	6,314	302	6,616
Other assets	56,773	2,087	10,968	(60,023)	9,805
Total assets	80,348	242,041	486,136	(114,290)	694,235
Liabilities
Bank deposits	-	2,777	20,596	(76)	23,297
Customer deposits	-	2,390	358,531	(7)	360,914
Amounts due to holding company and fellow subsidiaries (1)	635	23,505	27,328	(51,468)	-
Settlement balances	-	1,977	1,089	-	3,066
Trading liabilities	-	54,540	17,909	(99)	72,350
Derivatives (1)	445	129,974	1,195	(2,717)	128,897
Other financial liabilities	16,821	16,279	6,625	7	39,732
Subordinated liabilities	7,941	659	2,058	(123)	10,535
Other liabilities	119	1,018	8,378	(561)	8,954
Total liabilities	25,961	233,119	443,709	(55,044)	647,745

Owners’ equity	54,387	8,922	42,416	(59,989)	45,736
Non-controlling interests	-	-	11	743	754
Total equity	54,387	8,922	42,427	(59,246)	46,490
Total liabilities and equity	80,348	242,041	486,136	(114,290)	694,235

Note:

(1) Represented to include amounts due from (or to) RBSG Plc or NWM Plc only.

Notes

17. Consolidating financial information continued

Cash flow statement

				Consolidation	RBSG
	RBSG plc	NWM Plc	Subsidiaries	adjustments	Group
For the six months ended 30 June 2019	£m	£m	£m	£m	£m
Net cash flows from operating activities	4,125	7,886	2,567	(4,565)	10,013
Net cash flows from investing activities	(521)	(3,478)	(2,530)	753	(5,776)
Net cash flows from financing activities	(2,632)	(450)	(6,288)	6,681	(2,689)
Effects of exchange rate changes on cash and cash equivalents	7	55	180	(31)	211
Net increase/(decrease) in cash and cash equivalents	979	4,013	(6,071)	2,838	1,759
Cash and cash equivalents at 1 January 2019	307	24,575	91,212	(7,283)	108,811
Cash and cash equivalents at 30 June 2019	1,286	28,588	85,141	(4,445)	110,570
For the six months ended 30 June 2018
Net cash flows from operating activities	273	25,094	(17,109)	1,540	9,798
Net cash flows from investing activities	-	(617)	(51,681)	48,529	(3,769)
Net cash flows from financing activities	(345)	(1,082)	(1,925)	1,045	(2,307)
Effects of exchange rate changes on cash and cash equivalents	(1)	708	(192)	(477)	38
Net (decrease)/increase in cash and cash equivalents	(73)	24,103	(70,907)	50,637	3,760
Cash and cash equivalents at 1 January 2018	245	13,058	196,214	(86,912)	122,605
Cash and cash equivalents at 30 June 2018	172	37,161	125,307	(36,275)	126,365

Trust preferred securities

The Group has issued trust preferred securities through trusts 100% owned by the Group (through partnership interests held by RBSG Capital Corporation and RBS) which meet the definition of a finance subsidiary in Regulation S-X, Rule 3-10. The securities represent undivided beneficial interests in the assets of the trusts, which consist of partnership preferred securities representing non-cumulative perpetual preferred limited partnership interests issued by Delaware limited partnerships. The Royal Bank of Scotland Group plc has provided subordinated guarantees for the benefit of the holders of the trust preferred securities and the partnership preferred securities. Under the terms of the guarantees, the Group has fully and unconditionally guaranteed on a subordinated basis, payments on such trust preferred securities and partnership preferred securities, to the extent they are due to be paid and have not been paid by, or on behalf of the trusts and the partnerships, as the case may be. Following implementation of IFRS 10 the trusts are no longer consolidated by the Group, for those securities that were classified as subordinated liabilities, the Group’s outstanding instruments with the trusts are classified as subordinated liabilities.

Summary risk factors

Summary of our principal risks and uncertainties

Set out below is a summary of certain risks which could adversely affect the Group; it should be read in conjunction with the Capital and risk management section of the Group’s 2018 Annual Report and Accounts and Form 20-F. This summary should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties or of the Group’s 2018 Annual Report and Accounts or Form 20-F risk factor disclosures. A fuller description of these and other risk factors is included on pages 253 to 263 of the 2018 Annual Report and Accounts and on pages 265 to 275 of the Group’s Form 20-F which should be read together with the Group’s other public disclosures.

Operational and IT resilience risk

•	The Group is subject to increasingly sophisticated and frequent cyberattacks.
•	Operational risks are inherent in the Group’s businesses, particularly under its new ring-fenced structure.
•

The Group is exposed to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes.  Failure to effectively manage these risks could adversely affect the Group.

•	The Group’s operations are highly dependent on its IT systems, and any IT failure could adversely affect the Group.
•	The Group relies on attracting, retaining and developing senior management and skilled personnel, and is required to maintain good employee relations.
•	A failure in the Group’s risk management framework could adversely affect the Group, including its ability to achieve its strategic objectives.
•	The Group’s operations are subject to inherent reputational risk.

Economic and political risk

•	Prevailing uncertainty on the terms of the UK’s withdrawal from the European Union is adversely affecting the Group. The UK is currently expected to leave the European Union on 31 October 2019.
•

The Group has executed the core aspects of its plans for continuity of business impacted by the UK’s expected departure from the EU, including obtaining certain regulatory permissions on which it will rely going forward.  There remains uncertainty as to the final scope and extent of the implementation of these plans and their impact on the Group due to the prevailing political and regulatory uncertainty.

•	The Group faces increased political and economic risks and uncertainty in the UK and global markets.
•	The Group expects to face significant risks in connection with climate change and the transition to a low carbon economy, which may cause negative financial impacts for the Group.
•

HM Treasury (or UKGI on its behalf) could exercise a significant degree of influence over the Group and further offers or sales of the Group’s shares held by HM Treasury may affect the price of securities issued by the Group.

•	Continued low interest rates have significantly affected and will continue to affect the Group’s business and results.
•	Changes in foreign currency exchange rates may affect the Group’s results and financial position.

Financial resilience risk

•	The Group may not meet targets and be in a position to make discretionary capital distributions to its shareholders.
•	The Group operates in markets that are highly competitive, with increasing competitive pressures and technology disruption.
•	The Group has significant exposure to counterparty and borrower risk.
•	The Group may not meet the prudential regulatory requirements for capital and MREL, or manage its capital effectively, which could trigger certain management actions or recovery options.
•	The Group may not be able to adequately access sources of liquidity and funding.
•

Any reduction in the credit rating assigned to RBSG, any of its subsidiaries or any of its respective debt securities could adversely affect the availability of funding for the Group, reduce the Group’s liquidity position and increase its cost of funding.

•	The Group may be adversely affected if it fails to meet the requirements of regulatory stress tests.
•	The Group could incur losses or be required to maintain higher levels of capital as a result of limitations or failure of various models.
•	The Group’s financial statements are sensitive to the underlying accounting policies, judgements, estimates and assumptions.
•	Changes in accounting standards may materially impact the Group’s financial results.
•	The value or effectiveness of any credit protection that the Group has purchased depends on the value of the underlying assets and the financial condition of the insurers and counterparties.
•	The Group’s results could be adversely affected if an event triggers the recognition of a goodwill impairment.
•

The Group may become subject to the application of UK statutory stabilisation or resolution powers which may result in, among other actions, the write-down or conversion of certain of the Group’s securities, including its ordinary shares.

Summary risk factors

Legal, regulatory and conduct risk

•	The Group’s businesses are subject to substantial regulation and oversight, which are constantly evolving and may adversely affect the Group.
•	The Group is required to comply with regulatory requirements in respect of its ongoing compliance with the UK ring-fencing regime and to ensure operational continuity in resolution;
•

The Group is subject to a number of legal, regulatory, and governmental actions and investigations including conduct-related reviews and redress projects, the outcomes of which are inherently difficult to predict, and which could have an adverse effect on the Group.

•	The Group may not effectively manage the transition of LIBOR and other IBOR rates to alternative risk free rates.
•	The Group operates in markets that are subject to intense scrutiny by the competition authorities.
•	The cost of implementing the Alternative Remedies Package could be higher than originally forecasted..
•	Changes in tax legislation or failure to generate future taxable profits may impact the recoverability of certain deferred tax assets recognised by the Group.

Statement of directors’ responsibilities

We, the directors listed below, confirm that to the best of our knowledge:

•             the condensed financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’;

•             the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months and description of principal risks and uncertainties for the remaining six months of the year); and

•             the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties’ transactions and changes therein).

By order of the Board

Howard Davies	Ross McEwan	Katie Murray
Chairman	Chief Executive	Chief Financial Officer

1 August 2019

Board of directors

Chairman	Executive directors	Non-executive directors
Howard Davies	Ross McEwan Katie Murray	Frank Dangeard Alison Davis Patrick Flynn Morten Friis Robert Gillespie Brendan Nelson Baroness Noakes Mike Rogers Mark Seligman Dr Lena Wilson

Additional information

Share information

	30 June 2019	31 March 2019	31 December 2018
Ordinary share price	222.0p	247.0p	216.7p

Number of ordinary shares in issue (millions)	12,091	12,090	12,049

Additional information

Other financial data

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 June 2019.

As at 30 June 2019
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	12,091
Retained income and other reserves	34,130
Owners’ equity	46,221

RBS indebtedness
Subordinated liabilities	9,808
Debt securities in issue	47,876
Total indebtedness	57,684
Total capitalisation and indebtedness	103,905

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 June 2019.

		Year ended 31 December
	Half year ended 30 June 2019	2018	2017	2016	2015	2014
Return on average total assets (1)	0.6%	0.2%	0.1%	(0.8%)	(0.2%)	(0.3%)
Return on average ordinary shareholders’ equity (2)	10.1%	4.0%	1.9%	(15.3%)	(4.0%)	(6.5%)
Average total equity as a percentage of average total assets	6.3%	7.2%	7.0%	6.2%	6.0%	5.8%
Dividend payout ratio	65.1%	14.9%	-	-	-	-

Notes:

(1)      Return on average total assets represents profit/(loss) attributable to ordinary shareholders as a percentage of average total assets.

(2)      Return on average ordinary shareholder’s equity represents profit/(loss) attributable to ordinary shareholders expressed as a percentage of average ordinary shareholder’s equity.

Appendix 1

Capital and risk management

Document navigation

The following are contained within this appendix:

•	Capital, liquidity and funding risk (pages 1 to 7);
•	Credit risk – Economic loss drivers(page 8);
•	Credit risk – Banking activities (page 9);
•	Credit risk – Banking activities segmental exposure (pages 10 to 12);
•	Credit risk – Banking activities sector analysis (pages 13 to 15);
•	Credit risk – Banking activities personal portfolio (pages 16 to 20);
•	Credit risk – Banking activities CRE (pages 21);
•	Credit risk – Banking activities flow statements (pages 22 to 28);
•	Credit risk – Asset quality (pages 29 to 33);
•	Credit risk – Trading activities (pages 34 to 36);
•	Credit risk – Cross border exposure (page 36);
•	Non-traded market risk (pages 37 to 41);
•	Traded market risk (page 41); and
•	Other risks (page 42)

RBS – Interim Results 2019

Appendix 1 Capital and risk management

Capital, liquidity and funding risk

Key developments

•

The CET1 ratio decreased by 20 basis points to 16.0% as a result of the £2.0 billion attributable profit, offset by a foreseeable 5p ordinary dividend accrual of £0.6 billion, 12p special dividend of £1.4 billion and the impact of IFRS 16.

•

RWAs decreased by £0.2 billion in H1 2019. Credit risk decreased by £0.8 billion driven by the completion of the merger of Alawwal bank and SABB reducing credit risk by £4.6 billion, offset by increases in credit risk driven by the £1.3 billion uplift due to adoption of IFRS 16 from 1 January 2019, an increase due to PD calibrations affecting asset quality and growth in asset size. Counterparty credit risk increased primarily due to increased exposures.

•	The leverage ratio decreased to 5.2% driven by decreased capital.
•	The total loss absorbing capital ratio of 32.1% is above the BOE requirement of 24.0% by 1 January 2020.
•

In the first half of 2019, RBSG issued £3.0 billion new MREL eligible senior debt and redeemed a €1.0 billion Tier 2 security, with £0.5 billion of non-MREL RBSG senior debt also being repaid on maturity during the period.  In subsidiaries, NWB issued a £750 million covered bond and NatWest Markets Plc maintained active issuance programmes for senior unsecured and secured notes, with net issuance of around £3 billion in the period.

•	RBSG participation in the Bank of England’s Term Funding Scheme reduced by £4 billion.
•	The liquidity coverage ratio decreased from 158% to 154% driven by reductions in NWM Plc’s liquidity position due to seasonally low outflows at 31 December 2018.
•	The net stable funding ratio was relatively consistent at 140% compared to 141% for FY 2018.

Minimum capital requirements

The Group is subject to minimum capital requirements relative to RWAs. The table below summarises the minimum ratios of capital to RWAs that the Group is expected to have to meet under the end-point CRR requirements applicable from 1 January 2019. These ratios apply at the consolidated group level. Different minimum capital requirements may apply to individual legal entities or sub-groups.

Minimum requirements	Type	CET1	Total Tier 1	Total capital
System wide	Pillar 1 minimum requirements	4.5%	6.0%	8.0%
	Capital conservation buffer	2.5%	2.5%	2.5%
	Countercyclical capital buffer (1)	0.7%	0.7%	0.7%
	G-SIB buffer (2)	1.0%	1.0%	1.0%
Bank specific	Pillar 2A (4)	2.0%	2.7%	3.6%
Total (excluding PRA buffer) (5)		10.7%	12.9%	15.8%
Capital ratios at 30 June 2019		16.0%	18.2%	20.9%

Notes:

(1)

The countercyclical capital buffer (CCyB) applied to UK designated assets is set by the Financial Policy Committee (FPC). The UK CCyB is currently 1.0% (effective from November 2018). The Republic of Ireland CCyB is currently 0.0%, the CBI have announced an increase to 1.0% effective July 2019. Foreign exposures may be subject to different CCyB rates depending on the rate set in those jurisdictions. Firm specific CCyB is based on a weighted average at CCyB’s applicable to countries in which the Bank has exposures.

(2)

Globally systemically important banks (G-SIBs), as designated by the Financial Stability Board (FSB), are subject to an additional capital buffer of between 1.0% and 3.5%. In November 2018 the FSB announced that RBS is no longer a G-SIB. From 1 January 2020, RBS will be released from this global buffer requirement.

(3)

The Group will be subject to a systemic risk buffer (SRB) and this will apply at the ring-fenced bank sub-group level rather than at the consolidated group level. As from 1 August 2019 NWH will be subject to a Systemic Risk Buffer of 1.5%. Where the Systemic Risk Buffer is greater than the G-SII buffer, the PRA may require the consolidated group to hold a higher level of capital through the PRA buffer and Leverage Ratio Group add-on.

(4)

From 1 January 2015, UK banks have been required to meet at least 56% of its Pillar 2A capital requirement with CET1 capital and with balance with Additional Tier 1 and/or Tier 2 capital. Additional capital requirements under Pillar 2A may be specified by the PRA as a ratio or as an absolute value. The table sets out an implied ratio to cover the full value of Pillar 2A requirements.

(5)

The Group may be subject to a PRA buffer requirement as set by the PRA. The PRA buffer consists of two components:

- A risk management and governance buffer that is set as a scalar, up to 40% of the Pillar 1 and Pillar 2A requirements.

- A buffer to cover stress risks informed by the results of the BoE concurrent stress testing results.

- The PRA requires that the level of this buffer is not publicly disclosed.

(6)

The capital conservation buffer, the countercyclical capital buffer, the G-SIB buffer and systemic risk buffer (where applicable) make up the combined buffer. If the Group fails to meet the combined buffer requirement, it is subject to restrictions on distributions on CET1 instruments, discretionary coupons on AT1 instruments and on payment of variable remuneration or discretionary pension benefits. These restrictions are calculated by reference to the Group’s Maximum Distributable Amount (MDA). Where a PRA buffer is applicable, the MDA trigger is below the PRA buffer and MDA restrictions are not automatically triggered if the Group fails to meet its PRA buffer. The MDA is calculated as the amount of interim or year-end profits not yet incorporated into CET1 capital multiplied by a factor ranging from 0 to 0.6 depending on the size of the CET1 shortfall against the combined buffer.

RBS – Interim Results 2019

1

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued

Capital flow statement

Refer to Business performance summary - Capital and leverage for information on Capital, RWAs and leverage and the Pillar 3 supplement for capital and leverage relating to significant subsidiaries and also CRR templates. The table below analyses the movement in end-point CRR CET1, AT1 and Tier 2 capital for the half year ended 30 June 2019.

	CET1	AT1	Tier 2	Total
	£m	£m	£m	£m
At 1 January 2019	30,639	4,051	6,483	41,173
Profit for the year	711	-	-	711
Own credit	144	-	-	144
Share capital and reserve movements in respect of employee share schemes	49	-	-	49
Foreign exchange reserve	(296)	-	-	(296)
FVOCI reserves	(78)	-	-	(78)
Goodwill and intangibles deduction	(15)	-	-	(15)
Deferred tax assets	(129)	-	-	(129)
Prudential valuation adjustments	75	-	-	75
Expected loss less impairment	(72)	-	-	(72)
Net dated subordinated debt/grandfathered instruments	-	-	(1,400)	(1,400)
Foreign exchange movements	-	-	36	36
Foreseeable ordinary and special dividends	(728)	-	-	(728)
Other movements	(109)	-	-	(109)
At 30 June 2019	30,191	4,051	5,119	39,361

Risk-weighted assets

The table below analyses the movement in RWAs on the end-point CRR basis during the half year, by key drivers.

		Counterparty		Operational
	Credit risk	credit risk	Market risk	risk	Total RWAs
	£bn	£bn	£bn	£bn	£bn
At 1 January 2019	137.9	13.6	14.8	22.4	188.7
Foreign exchange movement	0.1	-	-	-	0.1
Business movements (1)	2.9	0.4	(0.4)	0.2	3.1
Risk parameter changes (2)	0.7	0.1	-	-	0.8
Model updates (3)	0.2	-	0.2	-	0.4
Other movements (4)	(4.7)	0.1	-	-	(4.6)
At 30 June 2019	137.1	14.2	14.6	22.6	188.5

RBS – Interim Results 2019

2

The table below analyses segmental RWAs.

	Personal & Ulster		Commercial & Private				Central
		Ulster	Commercial	Private		NatWest	items
Total RWAs	UK PB	Bank RoI	Banking	Banking	RBSI	Markets	& other	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
At 1 January 2019 *	34.3	14.7	78.4	9.4	6.9	44.9	0.1	188.7
Foreign exchange movement	-	-	0.1	-	-	-	-	0.1
Business movements (1)	1.4	(0.1)	1.0	0.3	0.2	-	0.3	3.1
Risk parameter changes (2)	1.3	(0.4)	(0.2)	-	-	0.1	-	0.8
Model updates (3)	-	-	0.2	-	-	0.2	-	0.4
Other movements (4)	-	-	(1.7)	-	(0.2)	(3.8)	1.1	(4.6)
At 30 June 2019	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5

Credit risk	29.3	13.2	68.5	8.4	6.1	10.1	1.5	137.1
Counterparty credit risk	0.1	-	0.2	0.1	-	13.8	-	14.2
Market risk	0.1	-	0.3	-	-	14.2	-	14.6
Operational risk	7.5	1.0	8.8	1.2	0.8	3.3	-	22.6
Total RWAs	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5

*Restated. Refer to Note 1 of the main announcement for further details.

Notes:

(1)	Included within business movements is the £1.3 billion uplift in credit risk due to adoption of IFRS 16 from 1 January 2019.
(2)	Risk parameter changes relate to asset quality metrics of customers and counterparties such as probability of default (PD) and loss given default (LGD).
(3)	Model updates relates primarily to revision in LGD models for the UK mid-corporate portfolios.
(4)	Other primarily reflects the reduction following the Alawwal bank merger. Other also reflects assets which have transferred between Commercial Banking, RBSI, Central items and NatWest Markets.

RBS – Interim Results 2019

3

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued

Capital resources

	30 June 2019		31 December 2018
		PRA		PRA
	End-point	transitional	End-point	transitional
	CRR basis	basis	CRR basis	basis
	£m	£m	£m	£m
Shareholders’ equity (excluding non-controlling interests)
Shareholders’ equity	46,221	46,221	45,736	45,736
Preference shares - equity	(496)	(496)	(496)	(496)
Other equity instruments	(4,058)	(4,058)	(4,058)	(4,058)
	41,667	41,667	41,182	41,182
Regulatory adjustments and deductions
Own credit	(261)	(261)	(405)	(405)
Defined benefit pension fund adjustment	(400)	(400)	(394)	(394)
Cash flow hedging reserve	(117)	(117)	191	191
Deferred tax assets	(869)	(869)	(740)	(740)
Prudential valuation adjustments	(419)	(419)	(494)	(494)
Goodwill and other intangible assets	(6,631)	(6,631)	(6,616)	(6,616)
Expected losses less impairments	(726)	(726)	(654)	(654)
Foreseeable ordinary and special dividends	(2,053)	(2,053)	(1,326)	(1,326)
Other regulatory adjustments	-	-	(105)	(105)
	(11,476)	(11,476)	(10,543)	(10,543)
CET1 capital	30,191	30,191	30,639	30,639
Additional Tier 1 (AT1) capital
Qualifying instruments and related share premium	4,051	4,051	4,051	4,051
Qualifying instruments and related share premium subject to phase out	-	1,398	-	1,393
Qualifying instruments issued by subsidiaries and held by third parties
subject to phase out	-	140	-	140
AT1 capital	4,051	5,589	4,051	5,584
Tier 1 capital	34,242	35,780	34,690	36,223
Qualifying Tier 2 capital
Qualifying instruments and related share premium	4,969	5,054	6,301	6,386
Qualifying instruments issued by subsidiaries and held by third parties	150	1,498	182	1,565
Tier 2 capital	5,119	6,552	6,483	7,951
Total regulatory capital	39,361	42,332	41,173	44,174

RBS – Interim Results 2019

4

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued

Loss absorbing capital

The following table illustrates the components of estimated loss absorbing capital (LAC) in RBSG plc and operating subsidiaries and includes external issuances only. The table is prepared on a transitional basis, including the benefit of regulatory capital instruments issued from operating companies, to the extent they meet the current MREL criteria.

	30 June 2019				31 December 2018
		Balance				Balance
	Par	sheet	Regulatory	LAC	Par	sheet	Regulatory	LAC
	value (1)	value	value (2)	value (3)	value (1)	value	value (2)	value (3)
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
CET1 capital (4)	30.2	30.2	30.2	30.2	30.6	30.6	30.6	30.6

Tier 1 capital: end-point CRR compliant AT1
of which: RBSG (holdco)	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0
of which: RBSG operating subsidiaries (opcos)	-	-	-	-	-	-	-	-
	4.0	4.0	4.0	4.0	4.0	4.0	4.0	4.0

Tier 1 capital: end-point CRR non compliant
of which: holdco	1.4	1.6	1.4	0.5	1.4	1.6	1.4	0.5
of which: opcos	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
	1.5	1.7	1.5	0.6	1.5	1.7	1.5	0.6

Tier 2 capital: end-point CRR compliant
of which: holdco	5.9	6.1	5.0	4.3	6.8	6.7	6.3	5.1
of which: opcos	0.5	0.5	0.3	0.5	0.5	0.5	0.3	0.5
	6.4	6.6	5.3	4.8	7.3	7.2	6.6	5.6

Tier 2 capital: end-point CRR non compliant
of which: holdco	0.1	0.1	0.1	0.1	0.1	0.1	0.1	0.1
of which: opcos	1.6	2.0	1.3	1.7	1.9	2.0	1.4	1.6
	1.7	2.1	1.4	1.8	2.0	2.1	1.5	1.7

Senior unsecured debt securities issued by:
RBSG holdco	19.4	20.0	-	19.2	16.8	16.8	-	15.5
RBS opcos	20.6	20.5	-	-	17.1	16.9	-	-
	40.0	40.5	-	19.2	33.9	33.7	-	15.5
Total	83.8	85.0	42.4	60.6	79.3	79.3	44.2	58.0

RWAs				188.5				188.7
CRR leverage exposure				659.1				644.5

LAC as a ratio of RWAs				32.1%				30.7%
LAC as a ratio of CRR leverage exposure				9.2%				9.0%

Notes:

(1)	Par value reflects the nominal value of securities issued.
(2)	Regulatory capital instruments issued from operating companies are included in the transitional LAC calculation, to the extent they meet the current MREL criteria.
(3)

LAC value reflects RBS’s interpretation of the Bank of England’s approach to setting a minimum requirement for own funds and eligible liabilities (MREL), published in June 2018. MREL policy and requirements remain subject to further potential development, as such RBS estimated position remains subject to potential change. Liabilities excluded from LAC include instruments with less than one year remaining to maturity, structured debt, operating company senior debt, and other instruments that do not meet the MREL criteria. The LAC calculation includes eligible Tier 1 and Tier 2 securities before the application of any regulatory caps or adjustments.

(4)	Corresponding shareholders’ equity was £46.2 billion (31 December 2018 - £45.7 billion).
(5)	Regulatory amounts reported for AT1, Tier 1 and Tier 2 instruments are before grandfathering restrictions imposed by CRR.

RBS – Interim Results 2019

5

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued

Funding sources

The table below shows the carrying values of the principal funding sources based on contractual maturity. Balance sheet captions include balances held at all classifications under IFRS 9 but excludes derivative cash collateral.

	30 June 2019			31 December 2018
	Short-term	Long-term		Short-term	Long-term
	less than	more than		less than	more than
	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m
Personal and corporate deposits
Personal (1)	180,503	1,376	181,879	178,293	1,499	179,792
Corporate (2)	132,323	272	132,595	131,575	142	131,717
	312,826	1,648	314,474	309,868	1,641	311,509

Financial institutions deposits
Banks (3)	6,581	13,315	19,896	6,758	15,865	22,623
Non-bank financial institutions (NBFI) (4)	46,977	1,092	48,069	46,800	564	47,364
	53,558	14,407	67,965	53,558	16,429	69,987

Debt securities in issue
Commercial papers (CPs) and certificates of deposits (CDs)	3,192	16	3,208	3,157	-	3,157
Medium-term notes	7,651	29,662	37,313	4,928	25,596	30,524
Covered bonds	1,252	4,888	6,140	-	5,367	5,367
Securitisations	-	1,215	1,215	-	1,375	1,375
	12,095	35,781	47,876	8,085	32,338	40,423

Subordinated liabilities	134	9,674	9,808	299	10,236	10,535

Repos (5)
Sovereign	1,479	-	1,479	405	-	405
Financial institutions	34,431	424	34,855	29,664	-	29,664
Corporate	472	-	472	291	-	291
	36,382	424	36,806	30,360	-	30,360

Total funding	414,995	61,934	476,929	402,170	60,644	462,814

Of which: available in resolution (6)	-	25,943	25,943	-	22,909	22,909

CET 1 capital			30,191			30,639
CRR Leverage exposure			659,105			644,498
Funded assets			584,274			560,886

Funding coverage of CET 1 capital			16			15
Funding as a % of leverage exposure			72%			72%
Funding as a % of funded assets			82%			83%
Funding available in resolution as a % of CET1 capital			86%			75%
Funding available in resolution as a % of leverage exposure			4%			4%

Notes:

(1)        Includes £104 million (31 December 2018 - £206 million) of DFV deposits included in other financial liabilities balance sheet.

(2)        Includes £1,027 million (31 December 2018 - £428 million) of HFT deposits included in trading liabilities.

(3)        Includes £519 million (31 December 2018 - £267 million) of HFT deposits included in trading liabilities on the balance sheet. Includes £10 billion (31 December 2018 - £14 billion) relating to Term Funding Scheme participation and £1.8 billion (31 December 2018 - £1.8 billion) relating to RBS’s participation in central bank financing operations under the European Central Bank’s Targeted Long-term refinancing operations.

(4)        Includes £789 million (31 December 2018 - £1,093 million) of HFT deposits included in trading liabilities and nil (31 December 2018 – £7 million) of DFV deposits included in other financial liabilities on the balance sheet.

(5)        Includes HFT repos of £32,087 million (31 December 2018 - £25,645 million) and amortised cost repos of £4,719 million (31 December 2018 - £4,715 million).

(6)        Eligible liabilities (as defined in the Banking Act 2009 as amended from time to time) that meet the eligibility criteria set out in the regulations, rules, policies, guidelines, or statements of the Bank of England including the Statement of Policy published by the Bank of England in June 2018. The balance consists of £19 billion (31 December 2018 - £16 billion) under debt securities in issue (senior MREL) and £7 billion (31 December 2018 - £7 billion) under subordinated liabilities.

6

Appendix 1 Capital and risk management

Capital, liquidity and funding risk continued

Liquidity portfolio

The table below shows the liquidity portfolio by product, liquidity value and by carrying value.

	Liquidity value
	30 June 2019			31 December 2018
		UK DoL			UK DoL
	RBSG (1)	Sub (2)	NWM Plc	RBSG (1)	Sub (2)	NWM Plc
	£m	£m	£m	£m	£m	£m
Cash and balances at central banks	83,979	56,173	12,783	83,781	59,745	11,005
Central and local government bonds
AAA rated governments	5,914	2,458	1,532	8,188	4,386	615
AA- to AA+ rated governments
and US agencies	41,013	30,427	4,260	35,683	25,845	5,256
Below AA rated governments	1,594	-	1,274	-	-	-
	48,521	32,885	7,066	43,871	30,231	5,871

Primary liquidity	132,500	89,058	19,849	127,652	89,976	16,876
Secondary liquidity (3)	70,575	69,652	344	70,231	69,642	344
Total liquidity value	203,075	158,710	20,193	197,882	159,618	17,220

Total carrying value	232,653	187,874	20,408	225,039	186,340	17,388

Notes:

(1)

RBSG includes UK DoLSub, NatWest Markets Plc and other significant operating subsidiaries that hold liquidity portfolios. These include RBS International, NWM N.V. and Ulster Bank Ireland DAC who hold managed portfolios that comply with local regulations that may differ from PRA rules.

(2)	UK DoLSub comprises RBSG’s four licensed deposit-taking UK banks within the ring-fenced bank: National Westminster Bank Plc, The Royal Bank of Scotland plc, Coutts & Co and Ulster Bank Limited.
(3)

Secondary liquidity represents assets pre-positioned with central bank refinancing facilities. Liquidity value is lower than carrying value as it is stated after discounts applied by the Bank of England and other central banks to instruments.

7

Appendix 1 Capital and risk management

Credit risk

Economic loss drivers

A full description of the framework for incorporating economic loss drivers in to IFRS9 ECL calculations is provided in the Group’s 2018 Annual Report and Accounts and Form 20-F. It includes a description of the approach adopted on multiple economic scenarios for both Personal and Wholesale portfolios.

The table and commentary below provides an update on the base case economics used at June 2019, and also the multiple economic scenarios used for Personal portfolios.

The average over the five year horizon (2019 to 2023) for the central base case and two upside and downside scenarios used for ECL modelling are set out below.

	30 June 2019					31 December 2018
	Upside 2	Upside 1	Base case	Downside 1	Downside 2	Upside 2	Upside 1	Base case	Downside 1	Downside 2
	%	%	%	%	%	%	%	%	%	%
UK
GDP - change	2.5	2.2	1.6	1.3	0.9	2.6	2.3	1.7	1.5	1.1
Unemployment	3.2	3.7	4.7	5.4	6.5	3.3	3.8	5.0	5.6	6.9
House Price Inflation - change	4.7	3.7	1.7	1.0	(0.9)	4.3	3.3	1.7	1.1	(0.5)
Bank of England base rate	1.3	1.2	1.0	0.1	-	1.7	1.3	1.1	0.5	-

Republic of Ireland
GDP - change	5.3	4.3	3.5	3.1	2.4	4.3	3.6	3.0	3.1	2.8
Unemployment	4.1	4.5	5.1	5.9	6.7	4.2	4.6	5.2	6.0	6.8
House Price Inflation - change	10.0	7.3	3.9	2.8	(0.1)	9.2	6.8	4.0	3.2	0.8
European Central Bank base rate	1.5	0.8	0.1	-	-	1.3	0.8	0.3	-	-

World GDP - change	3.9	3.4	2.8	2.5	2.0	3.6	3.2	2.7	2.5	2.3

Probability weight	12.7	14.8	30.0	29.7	12.7	12.8	17.0	30.0	25.6	14.6

Probability weightings of scenarios

RBS’s approach to IFRS 9 multiple economic scenarios in Personal involves selecting a suitable set of discrete scenarios to characterise the distribution of risks in the economic outlook and assigning appropriate probability weights to those scenarios. This involves the following steps:

•

Scenario selection – Two upside and two downside scenarios from Moody’s inventory of scenarios were chosen. The aim is to obtain downside scenarios that are not as severe as stress tests, so typically they have a severity of around one in ten and one in five of approximate likelihood, along with corresponding upsides.

•

Severity assessment – Having selected the most appropriate scenarios their severity is then assessed based on the behaviour of UK GDP by calculating a variety of measures such as average growth, deviation from baseline and peak to trough falls. These measures are compared against a set of 1,000 model runs, following which, a percentile in the distribution is established which most closely corresponds to the scenario.

•

Probability assignment – Having established the relevant percentile points, probability weights are assigned to ensure that the scenarios produce an unbiased result. If the severity assessment step shows the scenarios to be broadly symmetric, then this will result in a symmetric probability weight (same probability weight above and below the base case). However, if the downsides are not as extreme as the upsides, then a higher probability weight is allocated to the downsides to ensure the unbiasedness requirement is satisfied. This adjustment is made purely to restore unbiasedness, not to address any relative skew in the distribution of risks in the economic outlook.

8

Appendix 1 Capital and risk management

Credit risk – Banking activities

Introduction

This section covers the credit risk profile of RBS’s banking activities. Banking activities include a small number of portfolios that were carried at fair value.

Financial instruments within the scope of the IFRS 9 ECL framework

Refer to Note 8 of the main announcement for balance sheet analysis of financial assets that are classified as amortised cost (AC) or fair value through other comprehensive income (FVOCI), the starting point for IFRS 9 ECL framework assessment.

Financial assets

Of the total third party £485.1 billion AC and FVOCI balance (gross of ECL), £472 billion or 97% was within the scope of the IFRS 9 ECL framework and comprised by stage: Stage 1 £438.8 billion; Stage 2 £25.9 billion; and Stage 3 £7.3 billion (31 December 2018 – £463.9 billion of which Stage 1 £430.1 billion; Stage 2 £26.1 billion; and Stage 3 £7.7 billion). Total assets within IFRS 9 ECL scope comprised the following by balance sheet caption and stage:

•

Loans: £325 billion of which Stage 1 £292 billion; Stage 2 £25.7 billion; and Stage 3 £7.3 billion (31 December 2018 – £319.8 billion of which Stage 1 £286.0 billion; Stage 2 £26.1 billion; and Stage 3 £7.7 billion).

•

Other financial assets: £147 billion of which Stage 1 £146.8 billion; Stage 2 £0.2 billion; and Stage 3 nil (31 December 2018 – £144.1 billion of which Stage 1 £144.1 billion; Stage 2 nil; and Stage 3 nil).

Those assets outside the framework were as follows:

•

Settlement balances, items in the course of collection, cash balances and other non-credit risk assets of £10.1 billion. These were assessed as having no ECL unless there was evidence that they were credit impaired.

•	Equity shares of £1.1 billion as not within the IFRS 9 ECL framework by definition.
•	Fair value adjustments of £1.1 billion on loans hedged by interest rate swaps, where the underlying loan was within the IFRS 9 ECL scope.
•	Group-originated securitisations, where ECL was captured on the underlying loans of £0.4 billion.
•

Commercial cards which operate in a similar manner to charge cards, with balances repaid monthly via mandated direct debit with the underlying risk of loss captured within the customer’s linked current account of £0.4 billion.

Contingent liabilities and commitments

In addition to contingent liabilities and commitments disclosed in Note 12 of the main announcement, reputationally-committed limits are also included in the scope of the IFRS 9 ECL framework. These are offset by £4 billion out of scope balances primarily related to facilities that, if drawn, would not be classified as AC or FVOCI, or undrawn limits relating to financial assets exclusions. Total contingent liabilities (including financial guarantees) and commitments within IFRS 9 ECL scope of £177.4 billion comprised Stage 1; £171.3 billion; Stage 2 £5.4 billion; and Stage 3 £0.7 billion.

9

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – segment analysis

The table below shows gross loans and ECL, by segment and stage, within the scope of the IFRS 9 ECL framework.

		Ulster	Commercial	Private			Central items
	UK PB	Bank RoI	Banking	Banking	RBSI	NWM	& other	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m
Loans - amortised cost
Stage 1	137,384	19,684	90,287	14,198	15,011	9,539	5,881	291,984
Stage 2	13,515	1,638	9,237	531	426	229	129	25,705
Stage 3	1,827	2,171	2,340	173	99	715	-	7,325
	152,726	23,493	101,864	14,902	15,536	10,483	6,010	325,014
ECL provisions (1)
Stage 1	99	28	123	12	4	8	6	280
Stage 2	417	56	187	9	2	10	1	682
Stage 3	710	588	926	19	16	81	-	2,340
	1,226	672	1,236	40	22	99	7	3,302
ECL provisions coverage (2)
Stage 1 (%)	0.07	0.14	0.14	0.08	0.03	0.08	0.10	0.10
Stage 2 (%)	3.09	3.42	2.02	1.69	0.47	4.37	0.78	2.65
Stage 3 (%)	38.86	27.08	39.57	10.98	16.16	11.33	-	31.95
	0.80	2.86	1.21	0.27	0.14	0.94	0.12	1.02
Impairment losses
ECL charge (3)	181	(21)	202	(3)	(3)	(36)	3	323
Stage 1	(53)	(24)	(55)	(5)	(3)	(2)	2	(140)
Stage 2	103	(38)	38	(1)	-	(2)	1	101
Stage 3	131	41	219	3	-	(32)	-	362
ECL loss rate - annualised (basis points)	23.70	(17.88)	39.66	(4.03)	(3.86)	(68.68)	9.98	19.88
Amounts written-off	90	72	276	1	2	11	-	452
31 December 2018*
Loans - amortised cost
Stage 1	134,836	17,822	91,034	13,750	13,383	8,196	6,964	285,985
Stage 2	13,245	2,080	9,518	531	289	407	27	26,097
Stage 3	1,908	2,308	2,448	225	101	728	-	7,718
	149,989	22,210	103,000	14,506	13,773	9,331	6,991	319,800
ECL provisions (1)
Stage 1	101	35	124	13	6	6	-	285
Stage 2	430	114	194	10	3	12	-	763
Stage 3	597	638	942	20	17	106	-	2,320
	1,128	787	1,260	43	26	124	-	3,368
ECL provisions coverage (2)
Stage 1 (%)	0.07	0.20	0.14	0.09	0.04	0.07	-	0.10
Stage 2 (%)	3.25	5.48	2.04	1.88	1.04	2.95	-	2.92
Stage 3 (%)	31.29	27.64	38.48	8.89	16.83	14.56	-	30.06
	0.75	3.54	1.22	0.30	0.19	1.33	-	1.05
Impairment losses
ECL charge (3)	339	15	147	(6)	(2)	(92)	(3)	398
ECL loss rate - annualised (basis points)	22.60	6.75	14.27	(4.14)	(1.45)	(98.60)	(4.29)	12.45
Amounts written-off	445	372	572	7	9	89	-	1,494

*Restated. Refer to Note 1 of the main announcement for further details.

Notes:

(1)        Includes £4 million (31 December 2018 – £5 million) related to assets at FVOCI.

(2)        ECL provisions coverage is ECL provisions divided by loans - amortised cost.

(3)        Includes a £30 million charge (31 December 2018 – £3 million charge) related to other financial assets, of which nil (31 December 2018 – £1 million charge) related to assets at FVOCI; and a £28 million charge (31 December 2018 – £31 million release) related to contingent liabilities.

Key points

•

Total ECL provisions reduced slightly in the first half of 2019. The reduced ECL requirement in Stage 1 and Stage 2 performing exposures offset a small increased provisioning requirement in Stage 3 exposures. The ECL requirement arising from the economic uncertainty associated with Brexit is formally reviewed by the Provisions Committee at the end of each quarter. As at the end of H1 2019, the modelled impact remained unchanged from the year end at £101 million.

•

In UK PB, the ECL levels remained broadly stable in Stage 1 and Stage 2 with the increase in Stage 3 including the effect of a loss rate model adjustment on unsecured lending. In addition, the value of new defaults was higher than write-offs and debt repayments by customers, and unlike in 2018, there were no debt sales in H1 2019.

•	In Ulster Bank RoI, the reduction in ECL was driven by ongoing improvements in the portfolio performance and the completion of the remainder of the Bank’s 2018 sale of non-performing loans in H1 2019.
•	In Commercial Banking, the ECL balance reduced marginally with write-offs of legacy positions more than offsetting the small number of significant individual charges during the period.
•

The impairment charge for the half year was £323 million (20 basis points annualised), remaining below the longer term view of normalised loss rates of between 30 and 40 basis points. The charge in Q2 2019 was higher than Q1, driven by a small number of significant individual charges within Commercial Banking.

10

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics

The table below shows gross loans and ECL, by segment and stage, within the scope of the ECL framework.

	Gross loans						ECL provisions (2)
		Stage 2 (1)						Stage 2 (1)
	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	Total	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
UK PB	137,384	12,900	615	13,515	1,827	152,726	99	371	46	417	710	1,226
Ulster Bank RoI	19,684	1,583	55	1,638	2,171	23,493	28	51	5	56	588	672
Personal (3)	11,304	1,082	37	1,119	2,000	14,423	9	23	3	26	490	525
Wholesale	8,380	501	18	519	171	9,070	19	28	2	30	98	147
Commercial Banking	90,287	8,891	346	9,237	2,340	101,864	123	181	6	187	926	1,236
Private Banking	14,198	356	175	531	173	14,902	12	4	5	9	19	40
Personal	11,324	203	51	254	157	11,735	4	3	-	3	15	22
Wholesale	2,874	153	124	277	16	3,167	8	1	5	6	4	18
RBS International	15,011	417	9	426	99	15,536	4	2	-	2	16	22
Personal	2,610	36	7	43	86	2,739	1	1	-	1	12	14
Wholesale	12,401	381	2	383	13	12,797	3	1	-	1	4	8
NatWest Markets	9,539	229	-	229	715	10,483	8	10	-	10	81	99
Central items and other	5,881	129	-	129	-	6,010	6	1	-	1	-	7
Total loans	291,984	24,505	1,200	25,705	7,325	325,014	280	620	62	682	2,340	3,302
Of which:
Personal	162,622	14,221	710	14,931	4,070	181,623	113	398	49	447	1,227	1,787
Wholesale	129,362	10,284	490	10,774	3,255	143,391	167	222	13	235	1,113	1,515

31 December 2018*
UK PB	134,836	12,521	725	13,245	1,908	149,989	101	382	48	430	597	1,128
Ulster Bank RoI	17,822	1,968	112	2,080	2,308	22,210	35	103	11	114	638	787
Personal (3)	11,059	1,353	105	1,458	2,153	14,670	13	73	11	84	530	627
Wholesale	6,763	615	7	622	155	7,540	22	30	-	30	108	160
Commercial Banking	91,034	9,087	430	9,518	2,448	103,000	124	186	8	194	942	1,260
Private Banking	13,750	380	151	531	225	14,506	13	5	5	10	20	43
Personal	10,803	183	25	208	203	11,214	5	3	-	3	17	25
Wholesale	2,947	197	126	323	22	3,292	8	2	5	7	3	18
RBS International	13,383	274	15	289	101	13,773	6	3	-	3	17	26
NatWest Markets	8,196	407	-	407	728	9,331	6	12	-	12	106	124
Central items and other	6,964	27	-	27	-	6,991	-	-	-	-	-	-
Total loans	285,985	24,664	1,433	26,097	7,718	319,800	285	691	72	763	2,320	3,368
Of which:
Personal	159,553	14,106	865	14,971	4,351	178,875	122	458	59	517	1,158	1,797
Wholesale	126,432	10,558	568	11,126	3,367	140,925	163	233	13	246	1,162	1,571

*Restated. Refer to Note 1 of the main announcement for further details.

For the notes to this table refer to the following page.

11

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Segmental loans and impairment metrics

The table below shows gross loans and ECL provisions, by days past due, by segment and stage, within the scope of the ECL framework.

	ECL provisions coverage						ECL
		Stage 2 (1,2)					Total		Amounts
	Stage 1	<30 DPD	>30 DPD	Total	Stage 3	Total	charge	Loss rate	written-off
30 June 2019%		%	%	%	%	%	£m	basis points	£m
UK PB	0.07	2.88	7.48	3.09	38.86	0.80	181	23.70	90
Ulster Bank RoI	0.14	3.22	9.09	3.42	27.08	2.86	(21)	(17.88)	72
Personal (3)	0.08	2.13	8.11	2.32	24.50	3.64	(10)	(13.87)	64
Wholesale	0.23	5.59	11.11	5.78	57.31	1.62	(11)	(24.26)	8
Commercial Banking	0.14	2.04	1.73	2.02	39.57	1.21	202	39.66	276
Private Banking	0.08	1.12	2.86	1.69	10.98	0.27	(3)	(4.03)	1
Personal	0.04	1.48	-	1.18	9.55	0.19	(3)	(5.11)	1
Wholesale	0.28	0.65	4.03	2.17	25.00	0.57	-	-	-
RBS International	0.03	0.48	-	0.47	16.16	0.14	(3)	(3.86)	2
Personal	0.04	2.78	-	2.33	13.95	0.51	(1)	(7.30)	2
Wholesale	0.02	0.26	-	0.26	30.77	0.06	(2)	(3.13)	-
NatWest Markets	0.08	4.37	-	4.37	11.33	0.94	(36)	(68.68)	11
Central items and other	0.10	0.78	-	0.78	-	0.12	3	9.98	-
Total loans	0.10	2.53	5.17	2.65	31.95	1.02	323	19.88	452
Of which:
Personal	0.07	2.80	6.90	2.99	30.15	0.98	167	18.39	157
Wholesale	0.13	2.16	2.65	2.18	34.19	1.06	156	21.76	295

31 December 2018*
UK PB	0.07	3.05	6.62	3.25	31.29	0.75	339	22.6	445
Ulster Bank RoI	0.20	5.23	9.82	5.48	27.64	3.54	15	6.8	372
Personal (3)	0.12	5.40	10.48	5.76	24.62	4.27	20	13.6	343
Wholesale	0.33	4.88	-	4.82	69.68	2.12	(5)	(6.6)	29
Commercial Banking	0.14	2.05	1.86	2.04	38.48	1.22	147	14.3	572
Private Banking	0.09	1.32	3.31	1.88	8.89	0.30	(6)	(4.1)	7
Personal	0.05	1.64	-	1.44	8.37	0.22	(6)	(5.4)	5
Wholesale	0.27	1.02	3.97	2.17	13.64	0.55	-	-	2
RBS International	0.04	1.09	-	1.04	16.83	0.19	(2)	(1.5)	9
NatWest Markets	0.07	2.95	-	2.95	14.56	1.33	(92)	(98.6)	89
Central items and other	-	-	-	-	-	-	(3)	(4.3)	-
Total loans excluding
balances at central banks	0.10	2.80	5.02	2.92	30.06	1.05	398	12.5	1,494
Personal	0.08	3.25	6.82	3.45	26.61	1.00	354	19.8	776
Wholesale	0.13	2.21	2.29	2.21	34.51	1.11	44	3.1	718
Total loans	0.08	2.80	5.02	2.92	30.06	0.83	398	9.8	1,494

*Restated. Refer to Note 1 of the main announcement for further details.

Notes:

(1)        30 DPD – 30 days past due, the mandatory 30 days past due backstop is prescribed by IFRS 9 for significant increase in credit risk.

(2)        ECL provisions on contingent liabilities and commitments are included within the Financial assets section so as not to distort ECL coverage ratios.

(3)        Includes a £1 million charge and a £1 million write off (31 December 2018 – £1 million and £3 million) related to the business banking portfolio in Ulster Bank RoI.

(4)        Balances at central banks in scope for ECL are £84.1 billion (31 December 2018 - £87.2 billion). ECL provision related to these balances is £3 million (31 December 2018 - £2 million).

Key points

•

For UK PB, the annualised loss rate of 24 basis points compared to 23 basis points for 2018, with the impairment charge for underlying new defaults broadly stable in H1 2019. The overall coverage level increased slightly driven by the uplift in Stage 3 which included the effect of a loss rate model adjustment on unsecured lending. The reduction in the total value of Stage 3 exposures reflected a methodology refinement in the mortgage portfolio.

•	In Ulster Bank RoI, the P&L benefited from a provision release due to improvements in the portfolio performance reflective of the prevailing macro economic environment.
•

In Commercial Banking, the loss rate of 40 basis points increased from 2018 reflecting a small number of individual charges and a reduction in the level of impairment releases. The coverage level remained stable at 1.21%.

•	In NatWest Markets, the negative loss rate reflected the impact of impairment releases on the legacy portfolio and included a £27 million gain on purchased or originated credit impaired assets.

12

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis

The table below shows financial assets and off-balance sheet exposures gross of ECL and related ECL provisions, impairment and past due by sector, asset quality and geographical region based on the country of operation of the customer.

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	167,499	4,181	9,943	181,623	36,918	71,708	27,035	7,730	143,391	325,014
- UK	152,515	4,085	9,467	166,067	33,910	59,111	17,312	3,428	113,761	279,828
- RoI	14,119	96	223	14,438	1,225	4,131	194	3,662	9,212	23,650
- Other Europe	274	-	90	364	1,387	3,927	4,308	334	9,956	10,320
- RoW	591	-	163	754	396	4,539	5,221	306	10,462	11,216
Loans by asset quality (2,3)	167,499	4,181	9,943	181,623	36,918	71,708	27,035	7,730	143,391	325,014
- AQ1-AQ4	105,736	24	1,070	106,830	15,740	23,161	25,792	7,574	72,267	179,097
- AQ5-AQ8	57,317	3,955	7,935	69,207	19,548	46,230	1,219	150	67,147	136,354
- AQ9	1,144	62	310	1,516	114	605	2	1	722	2,238
- AQ10	3,302	140	628	4,070	1,516	1,712	22	5	3,255	7,325
Loans by stage	167,499	4,181	9,943	181,623	36,918	71,708	27,035	7,730	143,391	325,014
- Stage 1	152,647	2,831	7,144	162,622	33,252	61,854	26,537	7,719	129,362	291,984
- Stage 2	11,550	1,210	2,171	14,931	2,150	8,142	476	6	10,774	25,705
- Stage 3	3,302	140	628	4,070	1,516	1,712	22	5	3,255	7,325
Weighted average 12 months PDs *
- IFRS 9 (%)	0.33	4.15	2.84	0.55	0.73	0.91	0.12	0.07	0.71	0.61
- Basel (%)	0.83	3.82	4.02	1.06	0.98	1.59	0.22	0.08	1.07	1.07
ECL provisions by geography	739	224	824	1,787	424	1,050	32	9	1,515	3,302
- UK	236	221	805	1,262	361	681	17	6	1,065	2,327
- RoI	503	3	19	525	40	116	1	1	158	683
- Other Europe	-	-	-	-	21	139	12	1	173	173
- RoW	-	-	-	-	2	114	2	1	119	119
ECL provisions by stage	739	224	824	1,787	424	1,050	32	9	1,515	3,302
- Stage 1	16	36	61	113	44	103	11	9	167	280
- Stage 2	96	100	251	447	41	185	9	-	235	682
- Stage 3	627	88	512	1,227	339	762	12	-	1,113	2,340
ECL provisions coverage (%)	0.44	5.36	8.29	0.98	1.15	1.46	0.12	0.12	1.06	1.02
- Stage 1 (%)	0.01	1.27	0.85	0.07	0.13	0.17	0.04	0.12	0.13	0.10
- Stage 2 (%)	0.83	8.26	11.56	2.99	1.91	2.27	1.89	-	2.18	2.65
- Stage 3 (%)	18.99	62.86	81.53	30.15	22.36	44.51	54.55	-	34.19	31.95
ECL charge	3	26	138	167	22	134	(2)	2	156	323
ECL loss rate (%)	-	1.24	2.78	0.18	0.12	0.37	(0.01)	0.05	0.22	0.20
Amounts written-off	71	35	51	157	173	112	10	-	295	452
Other financial assets by asset quality (3)	-	-	-	-	-	710	12,490	133,781	146,981	146,981
- AQ1-AQ4	-	-	-	-	-	115	11,825	133,781	145,721	145,721
- AQ5-AQ8	-	-	-	-	-	587	659	-	1,246	1,246
- AQ9	-	-	-	-	-	8	3	-	11	11
- AQ10	-	-	-	-	-	-	3	-	3	3
Off-balance sheet	12,883	16,768	12,390	42,041	16,230	53,157	26,949	39,064	135,400	177,441
Loan commitments	12,883	16,768	12,380	42,031	15,538	50,061	25,356	39,064	130,019	172,050
Financial guarantees	-	-	10	10	692	3,096	1,593	-	5,381	5,391
Off-balance sheet by asset quality (3)	12,883	16,768	12,390	42,041	16,230	53,157	26,949	39,064	135,400	177,441
- AQ1-AQ4	11,830	309	9,455	21,594	11,983	36,462	25,443	39,049	112,937	134,531
- AQ5-AQ8	1,043	16,166	2,924	20,133	4,125	16,349	1,504	15	21,993	42,126
- AQ9	1	4	11	16	8	88	-	-	96	112
- AQ10 (4)	9	289	-	298	114	258	2	-	374	672

For the notes to this table refer to the following page.

13

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis

	Personal				Wholesale					Total
		Credit	Other
	Mortgages (1)	cards	personal	Total	Property	Corporate	FI	Sovereign	Total
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Loans by geography	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- UK	150,233	4,112	9,117	163,462	33,855	60,657	11,611	3,089	109,212	272,674
- RoI	14,350	104	233	14,687	1,114	3,733	392	2,497	7,736	22,423
- Other Europe	102	-	67	169	1,395	3,760	5,903	1,088	12,146	12,315
- RoW	396	-	161	557	343	4,090	7,105	293	11,831	12,388
Loans by asset quality (2,3)	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- AQ1-AQ4	104,989	35	1,040	106,064	16,133	22,587	22,397	6,802	67,919	173,983
- AQ5-AQ8	55,139	3,990	7,736	66,865	18,815	47,651	2,574	161	69,201	136,066
- AQ9	1,287	69	239	1,595	74	359	5	-	438	2,033
- AQ10	3,666	122	563	4,351	1,685	1,643	35	4	3,367	7,718
Loans by stage	165,081	4,216	9,578	178,875	36,707	72,240	25,011	6,967	140,925	319,800
- Stage 1	149,760	2,851	6,942	159,553	33,145	61,844	24,502	6,941	126,432	285,985
- Stage 2	11,655	1,243	2,073	14,971	1,877	8,753	474	22	11,126	26,097
- Stage 3	3,666	122	563	4,351	1,685	1,643	35	4	3,367	7,718
Weighted average 12 months PDs *
- IFRS 9 (%)	0.32	4.03	2.77	0.54	0.75	0.97	0.14	0.06	0.75	0.62
- Basel (%)	0.84	3.52	3.50	1.04	0.95	1.43	0.23	0.06	1.01	1.03
ECL provisions by geography	839	230	728	1,797	588	941	41	1	1,571	3,368
- UK	237	227	707	1,171	518	615	27	1	1,161	2,332
- RoI	602	3	21	626	43	125	2	-	170	796
- Other Europe	-	-	-	-	22	53	10	-	85	85
- RoW	-	-	-	-	5	148	2	-	155	155
ECL provisions by stage	839	230	728	1,797	588	941	41	1	1,571	3,368
- Stage 1	23	38	61	122	43	107	12	1	163	285
- Stage 2	150	120	247	517	39	200	7	-	246	763
- Stage 3	666	72	420	1,158	506	634	22	-	1,162	2,320
ECL provisions coverage (%)	0.51	5.46	7.60	1.00	1.60	1.30	0.16	0.01	1.11	1.05
- Stage 1 (%)	0.02	1.33	0.88	0.08	0.13	0.17	0.05	0.01	0.13	0.10
- Stage 2 (%)	1.29	9.65	11.92	3.45	2.08	2.28	1.48	-	2.21	2.92
- Stage 3 (%)	18.17	59.02	74.60	26.61	30.03	38.59	62.86	-	34.51	30.06
ECL charge	57	87	210	354	30	13	3	(2)	44	398
ECL loss rate (%)	0.03	2.06	2.19	0.20	0.08	0.02	0.01	(0.03)	0.03	0.12
Amounts written-off	368	79	329	776	292	395	31	-	718	1,494
Other financial assets by asset quality (3)	-	-	-	-	105	652	8,838	134,546	144,141	144,141
- AQ1-AQ4	-	-	-	-	105	10	8,110	134,546	142,771	142,771
- AQ5-AQ8	-	-	-	-	-	642	721	-	1,363	1,363
- AQ9	-	-	-	-	-	-	4	-	4	4
- AQ10	-	-	-	-	-	-	3	-	3	3
Off-balance sheet	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
Loan commitments	13,228	16,613	12,229	42,070	15,335	48,569	26,684	29,276	119,864	161,934
Financial guarantees	-	-	-	-	709	4,161	2,077	1	6,948	6,948
Off-balance sheet by asset quality (3)	13,228	16,613	12,229	42,070	16,044	52,730	28,761	29,277	126,812	168,882
- AQ1-AQ4	12,116	422	9,103	21,641	11,945	36,134	27,364	29,262	104,705	126,346
- AQ5-AQ8	1,101	15,900	3,116	20,117	3,928	16,390	1,397	15	21,730	41,847
- AQ9	1	8	10	19	6	46	-	-	52	71
- AQ10 (4)	10	283	-	293	165	160	-	-	325	618

Notes:

(1)             Includes £0.6 billion (31 December 2018 – £0.7 billion) secured lending in Private Banking, in line with ECL calculation methodology.

(2)             AQ10 includes £0.7 billion (31 December 2018 – £0.6 billion) of RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.

(3)             AQ bandings are based on Basel PDs and mapping is as follows:

Internal asset quality band	Probability of default range	Indicative S&P rating
AQ1	0% - 0.034%	AAA to AA
AQ2	0.034% - 0.048%	AA to AA-
AQ3	0.048% - 0.095%	A+ to A
AQ4	0.095% - 0.381%	BBB+ to BBB-
AQ5	0.381% - 1.076%	BB+ to BB
AQ6	1.076% - 2.153%	BB- to B+
AQ7	2.153% - 6.089%	B+ to B
AQ8	6.089% - 17.222%	B- to CCC+
AQ9	17.222% - 100%	CCC to C
AQ10	100%	D

(4)             £0.3 billion (December 2018 - £0.3 billion) AQ10 Personal balances primarily relate to loan commitments, the draw down of which is effectively prohibited.

14

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Portfolio summary – sector analysis

Wholesale forbearance

The table below shows Wholesale forbearance, Heightened Monitoring and Risk of Credit Loss by sector. Personal forbearance is disclosed on the next page.

	FI	Property	Sovereigns	Other corporate	Total
30 June 2019	£m	£m	£m	£m	£m
Forbearance (flow)	3	284	-	1,594	1,881
Heightened Monitoring and Risk of Credit Loss	88	1,082	-	3,771	4,941

31 December 2018
Forbearance (flow)	14	305	-	2,247	2,566
Heightened Monitoring and Risk of Credit Loss	100	503	16	4,145	4,764

Key points

•                  Loans by stage – The percentage of exposure in Stage 1 and Stage 2 was broadly unchanged from the 2018 year end. The reduction in value of mortgage Stage 3 exposures included a methodology change in the UK PB portfolio and also the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019.

•                  Weighted average 12 months PDs – In Wholesale, Basel PDs, which are based on a through-the-cycle approach, tend to be higher than point-in-time best estimate IFRS 9 PDs, which reflect the current state in the economic cycle. Basel PDs also include an element of conservatism associated with the regulatory capital framework. In Personal, the Basel PDs, which are point-in-time estimates, also tend to be higher also reflecting conservatism (conservatism is higher in mortgages than other products), and an element of default rate under-prediction in the IFRS 9 PD models. This overall default rate under-prediction was mitigated by net ECL modelling overlays of approximately £30 million at H1 2019, pending model calibrations being implemented. The IFRS 9 PD for credit cards was higher than the Basel equivalent and reflected the relative sensitivity of the IFRS 9 model to forward-looking economic drivers, as well as an IFRS 9 model over-prediction mitigated within the ECL overlay.

•                  ECL provision by stage and coverage – The majority of ECL by value in both Personal and Wholesale was in Stage 3. Provision coverage was progressively higher by stage reflecting the lifetime nature of losses in both Stage 2 and Stage 3. In the Personal portfolio, provision coverage was materially lower in mortgages relative to credit cards and other personal unsecured products reflecting the secured nature of the facilities. For Wholesale exposures, security and enterprise value mitigated losses in Stage 3.

•                  In mortgages, the reduction in Stage 1 and Stage 2 ECL was driven by the movement of exposures into Stage 3 following a regulatory driven revision to the definition of default in the Ulster Bank RoI business. The corresponding increase in Stage 3 ECL was offset by the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019. The increase in ECL and provision coverage on Other personal included the effect of a loss rate model adjustment.

•                  The ECL impairment charge for the half year was £323 million (20 basis points annualised), remaining below the longer term view of normalised loss rates of 30 to 40 basis points. The charge in Q2 2019 was higher than Q1, driven by a small number of significant individual charges.

•                  Completed Wholesale forbearance in the six months to 30 June 2019 was £1.9 billion compared to £2.6 billion for the full year 2018. Forbearance during the period was largely driven by Services, Retail & Leisure, Property and Transport sectors. The volume of customers completing forbearance was similar to 2018. However, exposure levels increased due to a small number of entities with large exposures. The portfolio continues to be monitored closely with targeted sector reviews.

•                  Heightened Monitoring and Risk of Credit Loss – The volume of customers classified as Heightened Monitoring or Risk of Credit Loss remained similar to December 2018 with exposure increasing from £4.8 billion to £4.9 billion in the period to 30 June 2019. The increase in exposures was driven by the Heightened Monitoring portfolio. With ongoing economic and political uncertainty, key wholesale sectors continue to be reviewed at senior credit forums with business appetite and underwriting standards tightened where necessary.

15

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

Disclosures in the Personal portfolio section include drawn exposure (gross of provisions).

	30 June 2019					31 December 2018
	UK	Ulster	Private			UK	Ulster	Private
	PB	Bank RoI	Banking	RBSI	Total	PB	Bank RoI	Banking	RBSI	Total
Personal lending	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Mortgages	140,929	14,181	9,474	2,661	167,245	138,250	14,361	9,082	2,684	164,377
of which:
Owner occupied	125,719	13,070	8,302	1,756	148,847	122,642	13,105	7,953	1,781	145,481
Buy-to-let	15,210	1,111	1,172	905	18,398	15,608	1,256	1,129	903	18,896
Interest only - variable	7,062	179	3,585	431	11,257	8,358	188	3,871	489	12,906
Interest only - fixed	12,632	10	4,275	226	17,143	12,229	12	3,636	187	16,064
Mixed (1)	6,088	63	2	22	6,175	6,036	68	2	18	6,124
Impairment provision (2)	215	502	5	13	735	212	602	5	16	835
Other personal lending (3)	12,179	317	1,654	52	14,202	11,633	330	1,676	55	13,694
Impairment provision (2)	1,003	22	17	1	1,043	909	25	19	1	954
Total personal lending	153,108	14,498	11,128	2,713	181,447	149,883	14,691	10,758	2,739	178,071

Mortgage LTV ratios
- Total portfolio	57%	61%	56%	58%	57%	56%	62%	56%	58%	57%
- Stage 1	57%	58%	56%	57%	57%	56%	58%	56%	57%	56%
- Stage 2	59%	66%	56%	66%	60%	58%	67%	58%	55%	59%
- Stage 3	56%	74%	58%	91%	67%	55%	77%	58%	99%	69%
- Buy-to-let	53%	63%	53%	53%	54%	53%	64%	53%	53%	54%
- Stage 1	52%	60%	53%	53%	53%	53%	58%	53%	52%	53%
- Stage 2	58%	68%	58%	48%	59%	57%	72%	53%	57%	60%
- Stage 3	59%	76%	61%	67%	68%	58%	78%	68%	75%	71%
Gross new mortgage lending	13,957	612	1,015	173	15,757	29,555	1,015	1,846	353	32,769
of which:
Owner occupied exposure	13,480	606	929	113	15,128	28,608	1,004	1,689	241	31,542
Weighted average LTV	70%	75%	64%	73%	70%	69%	73%	62%	68%	69%
Buy-to-let exposure	477	5	86	60	628	947	11	157	112	1,227
Weighted average LTV	62%	59%	57%	64%	61%	61%	57%	55%	61%	60%
Interest only variable rate	13	-	309	3	325	43	-	697	13	753
Interest only fixed rate	567	-	500	30	1,097	1,189	-	764	43	1,996
Mixed (1)	461	-	-	-	461	912	1	-	-	913
Mortgage forbearance
Forbearance flow	254	169	9	3	435	446	210	11	16	683
Forbearance stock	1,289	2,429	7	12	3,737	1,338	2,645	8	17	4,008
Current	683	1,265	4	10	1,962	724	1,291	6	14	2,035
1-3 months in arrears	351	204	3	1	559	350	261	-	1	612
>3 months in arrears	255	960	-	1	1,216	264	1,093	2	3	1,362

Notes:

(1)             Includes accounts which have an interest only sub-account and a capital and interest sub-account to provide a more comprehensive view of interest only exposures.

(2)             For UK PB this excludes a non material amount of provisions held on relatively small legacy portfolios.

(3)             Other lending comprises unsecured lending except for Private Banking, which includes both secured and unsecured lending. Other Lending excludes loans that that are commercial in nature.

16

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

Key points

•                  The overall credit risk profile of the Personal portfolio, and its performance against credit risk appetite, remained stable during 2019.

•                  In UK PB, lending grew by £2.7 billion in the first six months with new lending partly offset by mortgage redemptions and repayments. In Ulster Bank RoI, the reduction in the mortgage portfolio was primarily driven by the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019, as well as portfolio amortisation and redemptions outweighing new lending in the first half of 2019.

•                  New mortgage lending was higher than in H1 2018. The existing mortgage stock and new business were closely monitored against agreed risk appetite parameters. These included loan-to-value ratios, loan-to-income ratios, buy-to-let concentrations, new-build concentrations and credit quality. Underwriting standards were maintained during the period.

•                  Mortgage growth was driven by the owner-occupied portfolio. New mortgages in the buy-to-let portfolio remained subdued as tax and regulatory changes in the UK affected borrower activity.

•                  The mortgage portfolio loan-to-value ratio increased slightly in the UK, reflecting slower UK house price growth.

•                  The stock of lending in Greater London and the South East was 42% of the UK PB portfolio. (31 December 2018 – 42%). The average weighted loan-to-value for these regions was 52% (31 December 2018 – 51%) compared to 57% for all regions.

•                  By value, the proportion of mortgages on interest only and mixed terms (capital and interest only) reduced, driven by fewer buy-to-let mortgages and low volumes of owner occupier interest only new business.

•                  As at 30 June 2019, 85% of customers in the UK PB mortgage portfolio were on fixed rates (47% on five-year deals). In addition, 97% of all new mortgage completions were fixed-rate deals (62% of which were five-year deals), as customers sought to minimise the impact of potential rate rises.

•                  The growth in unsecured lending during the first six months of 2019 was driven by the UK PB unsecured loans portfolio. The bank also reintroduced 0% balance transfer credit cards during the period which has increased credit card exposure. Unsecured new business increased 2% in the first half of 2019 (compared to H2 2018), reflecting product offering differences, pricing initiatives, and increased marketing activity.

•                  Unsecured credit quality improved modestly, reflecting active portfolio management with tightening implemented across loan and credit card portfolios in H1 2019 to ensure that performance of higher risk customers remained within risk appetite.

17

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

Mortgage LTV distribution by stage

The table below shows gross mortgage lending and related ECL by LTV band. Mortgage lending not within the scope of IFRS 9 ECL reflected portfolios carried at fair value.

	Mortgages						ECL provisions				ECL provisions coverage (2)
				Not within		Of which:
				IFRS 9 ECL		Gross new
UK PB	Stage 1	Stage 2	Stage 3	scope	Total	lending	Stage 1	Stage 2	Stage 3	Total (1)	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	46,571	3,362	511	140	50,584	2,045	1	18	63	82	-	0.5	12.3	0.2
>50% and <70%	44,371	3,679	465	40	48,555	3,873	2	25	38	65	-	0.7	8.2	0.1
>70% and <80%	21,454	1,702	153	8	23,317	3,578	2	12	12	26	-	0.7	8.0	0.1
>80% and <90%	13,419	1,191	84	4	14,698	3,868	2	12	8	22	-	1.0	9.7	0.1
>90% and <100%	3,210	241	25	5	3,481	511	1	5	3	9	-	2.0	11.8	0.2
>100% and <110%	50	36	9	1	96	-	-	2	2	4	0.1	4.3	17.5	3.2
>110% and <130%	57	36	9	2	104	-	-	2	2	4	0.1	5.4	24.1	3.9
>130% and <150%	22	23	6	-	51	-	-	1	1	2	0.1	5.7	15.4	4.4
>150%	4	9	4	-	17	-	-	-	1	1	0.1	5.2	30.6	10.2

Total with LTVs	129,158	10,279	1,266	200	140,903	13,875	8	77	130	215	-	0.7	10.3	0.2
Other	22	3	1	-	26	82	-	-	-	-	0.1	4.5	48.1	2.2
Total	129,180	10,282	1,267	200	140,929	13,957	8	77	130	215	-	0.7	10.3	0.2

31 December 2018
<50%	47,111	3,423	516	153	51,203	4,779	2	16	64	82	-	0.5	12.4	0.2
>50% and <70%	44,037	3,632	459	49	48,177	8,535	2	23	39	64	-	0.6	8.5	0.1
>70% and <80%	20,345	1,490	135	15	21,985	7,434	1	11	11	23	-	0.7	8.1	0.1
>80% and <90%	12,733	1,118	81	12	13,944	7,524	2	12	8	22	-	1.1	10.0	0.2
>90% and <100%	2,343	178	24	7	2,552	1,104	1	4	3	8	-	2.4	12.1	0.3
>100% and <110%	57	35	8	1	101	-	-	2	1	3	0.1	4.6	14.1	2.8
>110% and <130%	53	41	9	2	105	-	-	2	1	3	0.1	5.4	14.6	3.4
>130% and <150%	23	23	6	-	52	-	-	1	1	2	0.1	6.2	13.4	4.3
>150%	3	9	3	-	15	-	-	1	1	2	0.1	6.2	17.3	7.2

Total with LTVs	126,705	9,949	1,241	239	138,134	29,376	8	72	129	209	-	0.7	10.4	0.2
Other	96	13	4	3	116	179	-	1	2	3	-	4.7	53.5	2.6
Total	126,801	9,962	1,245	242	138,250	29,555	8	73	131	212	-	0.7	10.5	0.2

For the notes to this table refer to the following page.

18

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

	Mortgages				ECL provisions				ECL provisions coverage (2)

Ulster Bank RoI	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	4,120	333	518	4,971	2	5	79	86	-	1.4	15.2	1.7
>50% and <70%	3,537	252	448	4,237	1	4	70	75	-	1.4	15.6	1.8
>70% and <80%	1,392	134	233	1,759	1	2	48	51	-	1.5	20.6	2.9
>80% and <90%	1,077	121	241	1,439	1	2	61	64	0.1	1.8	25.4	4.4
>90% and <100%	540	97	204	841	-	2	64	66	0.1	1.9	31.1	7.8
>100% and <110%	247	59	158	464	-	2	52	54	0.1	2.9	33.2	11.7
>110% and <130%	149	44	168	361	-	1	69	70	0.2	3.2	40.9	19.5
>130% and <150%	19	8	51	78	-	-	25	25	0.3	5.9	49.3	33.1
>150%	8	2	21	31	-	-	11	11	0.3	10.2	52.7	36.3
Total with LTVs	11,089	1,050	2,042	14,181	5	18	479	502	0.1	1.7	23.4	3.5

31 December 2018
<50%	3,818	374	463	4,655	1	5	40	46	-	1.4	8.6	1.0
>50% and <70%	3,567	365	459	4,391	2	10	47	59	-	2.7	10.3	1.3
>70% and <80%	1,564	190	241	1,995	1	11	52	64	0.1	5.5	21.5	3.2
>80% and <90%	1,059	184	272	1,515	2	15	82	99	0.2	8.3	30.2	6.5
>90% and <100%	570	154	261	985	2	17	99	118	0.4	11.1	37.7	11.9
>100% and <110%	197	80	207	484	2	10	85	97	0.9	12.8	41.1	20.1
>110% and <130%	51	35	179	265	-	6	84	90	0.8	16.6	47.0	34.0
>130% and <150%	5	5	37	47	-	1	20	21	0.3	19.1	54.7	45.2
>150%	10	1	13	24	-	1	7	8	2.1	27.2	58.9	33.5
Total with LTVs	10,841	1,388	2,132	14,361	10	76	516	602	0.1	5.4	24.2	4.2

Notes:

(1)        Excludes a non-material amount of provisions held on relatively small legacy portfolios.

(2)        ECL provisions coverage is ECL provisions divided by drawn exposure.

Key points

•

The UK mortgage portfolio LTV ratio increased slightly reflecting slower UK house price growth. In Ulster Bank RoI the small changes to portfolio level LTVs were mainly driven by the implementation of an enhanced indexation methodology that improves the granularity of information at individual mortgage account level.

•

ECL coverage rates increased through the LTV bands with both UK PB and Ulster Bank RoI having only limited exposures in the highest LTV bands. The relatively high coverage level in the lowest LTV band for UK PB included the effect of the modelling approach that recognised an element of expected loss on mortgages that are not subject to formal repossession activity, and also discounting expected recoveries over time. Similarly in Ulster Bank RoI, the relatively high coverage level in the lower LTV bands is driven by the implementation of a new modelling methodology that applies higher losses to these LTV bands.

19

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Personal portfolio

UK PB Mortgage LTV distribution by region

		50%	80%	100%			Weighted
	<50%	<80%	<100%	<150%	>150%	Total	average LTV	Other	Total	Total
LTV ratio value	£m	£m	£m	£m	£m	£m	%	£m	£m	%
30 June 2019
South East	13,336	18,064	4,099	11	-	35,510	56	8	35,518	25
Greater London	13,792	9,442	837	4	-	24,075	47	4	24,079	17
Scotland	3,591	5,987	1,188	2	-	10,768	58	1	10,769	8
North West	4,029	7,830	2,140	5	-	14,004	60	3	14,007	10
South West	4,265	7,089	1,323	7	-	12,684	57	2	12,686	9
West Midlands	2,791	5,653	1,735	5	-	10,184	61	1	10,185	7
Rest of the UK	8,780	17,807	6,856	218	17	33,678	63	7	33,685	24
Total	50,584	71,872	18,178	252	17	140,903	57	26	140,929	100

31 December 2018
South East	14,699	17,147	2,843	8	-	34,697	53	27	34,724	25
Greater London	12,928	9,614	1,298	3	-	23,843	48	19	23,862	17
Scotland	3,205	5,612	1,844	11	-	10,672	60	8	10,680	8
North West	4,163	7,756	1,970	6	-	13,895	59	12	13,907	10
South West	4,231	6,843	1,292	8	-	12,374	57	9	12,383	9
West Midlands	3,036	5,642	1,192	4	-	9,874	58	7	9,881	7
Rest of the UK	8,942	17,548	6,056	217	16	32,779	62	34	32,813	24
Total	51,204	70,162	16,495	257	16	138,134	56	116	138,250	100

Commercial real estate (CRE)

The CRE portfolio comprises exposures to entities involved in the development of, or investment in, commercial and residential properties (including house builders but excluding housing associations, construction and the building materials sub-sector). The sector is reviewed regularly at senior executive committees. Reviews include portfolio credit quality, capital consumption and control frameworks. All disclosures in the CRE section are based on current exposure (gross of provisions). Current exposure is defined as: loans; the amount drawn under a credit facility plus accrued interest; contingent obligations; the issued amount of guarantee or letter or credit; derivatives – the mark-to-market value, netted where netting agreements exist and net of legally enforceable collateral.

	30 June 2019				31 December 2018
	UK	RoI	Other	Total	UK	RoI	Other	Total
By geography and sub sector (1)	£m	£m	£m	£m	£m	£m	£m	£m
Investment
Residential (2)	4,571	382	27	4,980	4,426	363	54	4,843
Office (3)	3,014	150	621	3,785	2,889	164	651	3,704
Retail (4)	5,239	52	126	5,417	5,168	40	92	5,300
Industrial (5)	2,351	54	106	2,511	2,270	51	176	2,497
Mixed/other (6)	3,340	214	38	3,592	3,221	180	123	3,524
	18,515	852	918	20,285	17,974	798	1,096	19,868

Development
Residential (2)	2,639	152	20	2,811	2,715	122	124	2,961
Office (3)	118	-	-	118	192	-	-	192
Retail (4)	103	7	1	111	94	7	1	102
Industrial (5)	120	2	-	122	119	2	12	133
Mixed/other (6)	27	3	-	30	32	2	-	34
	3,007	164	21	3,192	3,152	133	137	3,422
Total	21,522	1,016	939	23,477	21,126	931	1,233	23,290

Notes:

(1)	Geographical splits are based on country of collateral risk.
(2)	Residential properties including houses, flats and student accommodation.
(3)	Office properties including offices in central business districts, regional headquarters and business parks.
(4)	Retail properties including high street retail, shopping centres, restaurants, bars and gyms.
(5)	Industrial properties including distribution centres, manufacturing and warehouses.
(6)	Mixed usage or other properties that do not fall within the other categories above. Mixed generally relates to a mixture of retail/office with residential.

20

Appendix 1 Capital and risk management

Credit risk: Banking activities continued

Commercial real estate

CRE LTV distribution by stage

The table below shows CRE current exposure and related ECL by LTV band.

	Current exposure (gross of provisions) (1,2)					ECL provisions				ECL provisions coverage (4)
				Not within
				IFRS 9 ECL
	Stage 1	Stage 2	Stage 3	scope (3)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
<50%	8,836	264	45	794	9,939	8	5	12	25	0.1	1.8	26.3	0.3
>50% and <70%	4,674	464	79	781	5,998	6	6	12	24	0.1	1.3	14.9	0.5
>70% and <80%	266	92	36	15	409	1	1	9	11	0.3	1.1	24.8	2.7
>80% and <90%	70	7	22	2	101	-	-	4	4	0.4	4.7	16.3	4.2
>90% and <100%	14	4	24	1	43	-	1	12	13	0.7	15.1	50.4	29.3
>100% and <110%	24	4	12	-	40	-	-	4	4	0.4	5.0	36.1	11.7
>110% and <130%	13	12	114	4	143	-	1	29	30	0.7	5.0	24.7	20.9
>130% and <150%	7	3	5	-	15	-	-	2	2	1.0	14.1	48.4	20.2
>150%	37	5	30	-	72	-	1	20	21	0.6	10.8	68.4	29.3
Total with LTVs	13,941	855	367	1,597	16,760	15	15	104	134	0.1	1.7	28.2	0.9
Total portfolio average LTV (%)	44%	55%	101%	48%	46%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (5)	2,217	283	716	309	3,525	3	4	51	58	0.1	1.6	7.1	1.8
Development (6)	2,667	194	144	187	3,192	10	3	73	86	0.4	1.7	50.8	2.9
Total	18,824	1,332	1,227	2,093	23,477	28	22	228	278	0.2	1.6	18.6	1.3

31 December 2018
<50%	8,229	245	52	795	9,321	7	4	14	25	0.1	1.7	26.4	0.3
>50% and <70%	4,769	297	78	703	5,847	6	6	14	26	0.1	2.0	17.8	0.5
>70% and <80%	394	43	33	6	476	1	1	8	10	0.3	2.6	23.4	2.1
>80% and <90%	55	11	24	2	92	-	-	5	5	0.3	3.4	20.9	6.1
>90% and <100%	31	7	20	1	59	-	-	7	7	0.6	5.1	34.9	12.9
>100% and <110%	53	4	15	-	72	-	-	5	5	0.3	4.2	34.6	7.6
>110% and <130%	22	3	111	4	140	-	-	22	22	0.4	5.4	19.4	16.0
>130% and <150%	6	10	10	-	26	-	1	4	5	0.9	6.3	40.6	18.1
>150%	30	6	42	-	78	-	1	29	30	0.5	9.8	69.6	38.1
Total with LTVs	13,589	626	385	1,511	16,111	14	13	108	135	0.1	2.1	27.9	0.9
Total portfolio average LTV (%)	-	1	1	-	-	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Other (5)	2,655	133	784	185	3,757	4	5	50	59	0.2	4.0	6.3	1.7
Development (6)	2,865	205	178	174	3,422	11	3	80	94	0.4	1.6	44.8	2.9
Total	19,109	964	1,347	1,870	23,290	29	21	238	288	0.2	2.3	17.6	1.3

Notes:

(1)        Comprises gross lending, interest rate hedging derivatives and other assets carried at fair value that are managed as pert of the overall CRE portfolio.

(2)        The exposure in Stage 3 mainly related to legacy assets.

(3)        Includes exposures relating to non-modelled portfolios and other exposures carried at fair value, including derivatives.

(4)        ECL provisions coverage is ECL provisions divided by current exposure.

(5)        Relates mainly to business banking, rate risk management products and unsecured corporate lending. The low Stage 3 ECL provisions coverage was driven by a single large exposure, which has been written down to the expected recoverable amount.

(6)        Related to the development of commercial and residential properties. LTV is not a meaningful measure for this type of lending activity.

Key points

•	Overall – The majority of the CRE portfolio was managed in the UK within Commercial Banking and Private Banking. Business appetite and strategy remain aligned across the segments.
•

2019 trends – The portfolio remained broadly unchanged in size and composition, although activity in the commercial property market in H1 2019 has been slower than in previous years. While the office and industrial sub-sectors have remained relatively resilient to date, rents and values in the retail sub-sector and market liquidity have declined significantly. The risk of a disorderly exit from the EU persists. The mainstream residential CRE market remained resilient, supported by high employment and a competitive mortgage market. However, liquidity has been markedly reduced for higher value homes and values in London reduced slightly from recent highs. The build to rent market continues to grow, backed by very strong demand from institutional investors.

•

Credit quality – Despite the challenges in the sub-sector, the CRE retail portfolio had a low default rate, with a limited number of new defaults. The sub-sector was monitored on a regular basis and credit quality was in line with the wider CRE portfolio.

•	Risk appetite – Lending criteria for commercial real estate are considered conservative, with lower leverage required for new London office originations, in addition to parts of the retail sector.

21

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Flow statements

The flow statements that follow show the main ECL and related income statement movements. They also show the changes in ECL as well as the changes in related financial assets used in determining ECL. Due to differences in scope, exposures in this section may therefore differ from those reported in other tables in the credit risk section, principally in relation to exposures in Stage 1 and Stage 2. These differences do not have a material ECL impact. Other points to note:

•          Financial assets presented in the flow statements include treasury liquidity portfolios, comprising balances at central banks and debt securities, as well as loans. Both modelled and non-modelled portfolios are included.

•          Stage transfers (for example, exposures moving from Stage 1 to Stage 2) are a key feature of ECL movements, with the net re-measurement cost of transitioning to a worse stage being a primary driver of income statement charges. Similarly there is an ECL benefit for accounts improving stage.

•          Changes in risk parameters shows the reassessment of the ECL within a given stage, including any ECL overlays and residual income statement gains or losses at the point of write-off or accounting write-down.

•          Other (P&L only items) includes any subsequent changes in the value of written-down assets (for example, fortuitous recoveries) along with other direct write-off items such as direct recovery costs. Other (P&L only items) affects the income statement but does not affect balance sheet ECL movements.

•          Amounts written-off – represent the gross asset written-down against accounts with ECL, including the net asset write-down for any debt sale activity.

•          There were small ECL flows from Stage 3 to Stage 1. This does not however indicate that accounts returned from Stage 3 to Stage 1 directly. On a similar basis, there were flows from Stage 1 to Stage 3 including transfers due to unexpected default events. The small number of write-offs in Stage 1 and Stage 2 reflect the effect of portfolio debt sales and also staging at the start of the analysis period.

•          The impact of model changes during H1 2019 was not material at a RBS Group-wide level or in the portfolios disclosed below.

•          Reporting enhancements since 31 December 2018 now mean all movements are captured monthly and aggregated. Previously, for example, the main Personal portfolios were prepared on a six month movement basis.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Group total	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	422,541	297	27,360	772	7,796	2,327	457,697	3,396
Currency translation and other adjustments	227	(2)	(2)	(2)	97	-	322	(4)
Transfers from Stage 1 to Stage 2	(13,427)	(54)	13,427	54	-	-	-	-
Transfers from Stage 2 to Stage 1	10,781	167	(10,781)	(167)	-	-	-	-
Transfers to Stage 3	(216)	(3)	(1,663)	(136)	1,879	139	-	-
Transfers from Stage 3	241	15	727	64	(968)	(79)	-	-

Net re-measurement of ECL on stage transfer		(140)		279		307		446
Changes in risk parameters (model inputs)		(37)		(138)		172		(3)
Other changes in net exposure	(7,654)	37	(2,257)	(40)	(892)	(32)	(10,803)	(35)
Other (P&L only items)		-		-		(85)		(85)

Income statement (releases)/charges		(140)		101		362		323
Amounts written-off	-	-	(4)	(4)	(448)	(448)	(452)	(452)
Other movements		-		-		(46)		(46)
At 30 June 2019	412,493	280	26,807	682	7,464	2,340	446,764	3,302
Net carrying amount	412,213		26,125		5,124		443,462

22

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Flow statements

The following flow statements show the material portfolios underpinning the Group flow statements.

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK PB - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	127,671	10	10,241	74	1,216	132	139,128	216
Transfers from Stage 1 to Stage 2	(3,535)	(1)	3,535	1	-	-	-	-
Transfers from Stage 2 to Stage 1	2,507	8	(2,507)	(8)	-	-	-	-
Transfers to Stage 3	(8)	-	(324)	(11)	332	11	-	-
Transfers from Stage 3	12	1	188	15	(200)	(16)	-	-

Net re-measurement of ECL on stage transfer		(8)		15		9		16
Changes in risk parameters (model inputs)		-		(2)		32		30
Other changes in net exposure	1,559	(1)	(742)	(6)	(119)	(7)	698	(14)
Other (P&L only items)		-		-		(14)		(14)

Income statement (releases)/charges		(9)		7		20		18
Amounts written-off	-	-	(1)	(1)	(11)	(11)	(12)	(12)
Other movements		-		-		(18)		(18)
At 30 June 2019	128,206	9	10,390	77	1,218	132	139,814	218
Net carrying amount	128,197		10,313		1,086		139,596

Key points

•                   ECL remained broadly stable across all stages.

•                   ECL transfers from Stage 3 back to Stage 1 and Stage 2 were higher than those in unsecured lending, due to the higher cure activity typically seen in mortgages.

•                   The increase in Stage 3 ECL changes in risk parameters reflected the monthly assessment of the loss requirement, capturing underlying portfolio movements.

•                   Write-off occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding. Write-off would typically be within five years from default but can be longer.

23

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
UK PB - credit cards	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	2,632	36	1,226	118	106	71	3,964	225
Transfers from Stage 1 to Stage 2	(617)	(11)	617	11	-	-	-	-
Transfers from Stage 2 to Stage 1	522	35	(522)	(35)	-	-	-	-
Transfers to Stage 3	(10)	-	(65)	(21)	75	21	-	-
Transfers from Stage 3	-	-	5	3	(5)	(3)	-	-

Net re-measurement of ECL on stage transfer		(25)		73		28	-	76
Changes in risk parameters (model inputs)		(10)		(51)		8	-	(53)
Other changes in net exposure	23	9	(64)	-	(15)	(1)	(56)	8
Other (P&L only items)		-		-		(5)		(5)

Income statement (releases)/charges		(26)		22		30		26
Amounts written off	-	-	-	-	(35)	(35)	(35)	(35)
Other movements		-		-		(3)		(3)
At 30 June 2019	2,550	34	1,197	98	126	86	3,873	218
Net carrying amount	2,516		1,099		40		3,655

Key points

•                   Overall ECL reduced slightly over the period. This was mainly due to lower Stage 2 ECL, reflecting a recalibration of the modelled loss rate to align to observed experience. The increase in Stage 3 exposures and ECL reflected the impact of business-as-usual default flows, which have been broadly stable in 2019.

•                   The portfolio continued to experience cash recoveries after write-off which are reported in other (P&L only items). These benefited the income statement without affecting ECL. The level has reduced compared to prior years reflecting the debt sales executed in 2018.

•                   Charge-off (analogous to partial write-off) typically occurs after 12 missed payments.

UK PB - Other personal unsecured
At 1 January 2019	5,073	54	1,970	239	495	394	7,538	687
Currency translation and other adjustments	217	-	10	-	6	2	233	2
Transfers from Stage 1 to Stage 2	(1,213)	(20)	1,213	20	-	-	-	-
Transfers from Stage 2 to Stage 1	593	40	(593)	(40)	-	-	-	-
Transfers to Stage 3	(6)	-	(161)	(56)	167	56	-	-
Transfers from Stage 3	2	-	18	5	(20)	(5)	-	-

Net re-measurement of ECL on stage transfer		(31)		114		48	-	131
Changes in risk parameters (model inputs)		2		(23)		56	-	35
Other changes in net exposure	736	11	(296)	(17)	(18)	(4)	422	(10)
Other (P&L only items)		-		-		(19)		(19)

Income statement (releases)/charges		(18)		74		81		137
Amounts written off	-	-	-	-	(43)	(43)	(43)	(43)
Other movements		-		-		(12)		(12)
At 30 June 2019	5,402	56	2,161	242	587	492	8,150	790

Net carrying amount	5,346		1,919		95		7,360

Key points

•                    The overall increase in ECL was driven by Stage 3 exposures which included the effect of a loss rate model adjustment. Furthermore, the value of new defaults was higher than write-offs and customer debt repayments, and unlike in 2018, there were no debt sales in H1 2019.

•                    There was a modest increase in the rate of default over the last six months from a low level addressed through the tightening of risk appetite.

•                    Stage 1 and Stage 2 ECL remained broadly stable.

•                    The portfolio continued to experience cash recoveries after write-off which are reported in other (P&L only items). These benefited the income statement without affecting ECL. The level has reduced compared to prior years reflecting the debt sales executed in 2018.

•                    Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than six years after default.

24

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Ulster Bank RoI - mortgages	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	10,782	11	1,394	75	2,137	516	14,313	602
Currency translation and other adjustments	4	(1)	(8)	(2)	(2)	(1)	(6)	(4)
Transfers from Stage 1 to Stage 2	(739)	(3)	739	3	-	-	-	-
Transfers from Stage 2 to Stage 1	889	14	(889)	(14)	-	-	-	-
Transfers to Stage 3	(35)	(2)	(236)	(25)	271	27	-	-
Transfers from Stage 3	8	-	121	22	(129)	(22)	-	-

Net re-measurement of ECL on stage transfer		(11)		1		-		(10)
Changes in risk parameters (model inputs)		(4)		(40)		23		(21)
Other changes in net exposure	96	1	(64)	-	(177)	(2)	(145)	(1)
Other (P&L only items)		-		-		20		20

Income statement (releases)/charges		(14)		(39)		41		(12)
Amounts written off	-	-	(2)	(2)	(55)	(55)	(57)	(57)
Other movements		-		-		(7)		(7)
At 30 June 2019	11,005	5	1,055	18	2,045	479	14,105	502

Net carrying amount	11,000		1,037		1,566		13,603

Key points

•           The overall ECL reduction reflected the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019 and ongoing improvements in underlying portfolio performance.

•           The transfers into Stage 3 were reflective of the implementation of an enhanced Stage 3 definition, with £230 million of exposures re-classified as Stage 3 assets under the new definition.

•           The reduction in Stage 2 ECL was driven by the implementation of the enhanced Stage 3 definition and the re-allocation of post-model adjustments to Stage 3 assets.

•           Write-off generally occurs once the repossessed property has been sold and there is a residual shortfall balance remaining outstanding which has been deemed irrecoverable. There is no set time period within which write-offs can occur.

25

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
Commercial Banking - excluding business banking	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	81,485	108	9,393	155	2,358	785	93,236	1,048
Currency translation and other adjustments	86	(3)	(10)	1	94	(3)	170	(5)
Inter-Group transfers	(319)	-	19	-	(1)	13	(301)	13
Transfers from Stage 1 to Stage 2	(5,804)	(10)	5,804	10	-	-	-	-
Transfers from Stage 2 to Stage 1	4,801	43	(4,801)	(43)	-	-	-	-
Transfers to Stage 3	(107)	-	(716)	(11)	823	11	-	-
Transfers from Stage 3	189	10	363	8	(552)	(18)	-	-

Net re-measurement of ECL on stage transfer		(43)		41		185		183
Changes in risk parameters (model inputs)		(5)		(1)		22		16
Other changes in net exposure	2,453	6	(982)	(7)	(403)	1	1,068	-
Other (P&L only items)		-		-		(15)		(15)

Income statement (releases)/charges		(42)		33		193		184
Amounts written off	-	-	-	-	(247)	(247)	(247)	(247)
Other movements		-		-		-		-
Unwinding of discount		-		-		(3)		(3)
At 30 June 2019	82,784	106	9,070	153	2,072	746	93,926	1,005

Net carrying amount	82,678		8,917		1,326		92,921

Key points

•             ECL decreased with write-offs exceeding the level of impairment charges on new into default cases.

•             Stage 1 and Stage 2 ECL remained largely unchanged during H1 2019. Changes to risk parameters in Stage 1 and Stage 2 largely reflected improvements in underlying credit risk metrics which were partially offset by regular updates to certain underlying models.

•             Growth in Stage 1 assets represented new business during the period. Stage 2 balances reduced as new transfers-in were offset by repayments and loans transferring to Stage 1.

•             Stage 3 income statement charges increased during the period compared to 2018. This was due to a small number of individually significant impairment charges which also impacted the transfers to Stage 3 during the period.

Commercial - business banking
At 1 January 2019	6,303	22	897	43	235	153	7,435	218
Currency translation and other adjustments	-	-	1	-	-	-	1	-
Transfers from Stage 1 to Stage 2	(483)	(3)	483	3	-	-	-	-
Transfers from Stage 2 to Stage 1	353	10	(353)	(10)	-	-	-	-
Transfers to Stage 3	(9)	-	(70)	(10)	79	10	-	-
Transfers from Stage 3	4	1	13	3	(17)	(4)	-	-

Net re-measurement of ECL on stage transfer		(9)		25		26		42
Changes in risk parameters (model inputs)		(6)		(16)		28		6
Other changes in net exposure	199	2	(130)	(4)	(33)	(5)	36	(7)
Other (P&L only items)		-		-		(21)		(21)

Income statement (releases)/charges		(13)		5		28		20
Amounts written off	-	-	-	-	(29)	(29)	(29)	(29)
Other movements		-		-		(2)		(2)
At 30 June 2019	6,367	17	841	34	235	177	7,443	228

Net carrying amount	6,350		807		58		7,215

Key points

•             The overall increase in ECL was driven by Stage 3 including the effect of a loss rate model adjustment. The reduction in Stage 1 and Stage 2 ECL was driven by calibrations to the ECL models.

•             The flow of new defaults in the period increased slightly compared to 2018. This increase reflected an uplift in default rates within the Business Banking portfolio (in particular for low value, unsecured lending, representing 14% of Business Banking stock), which has been addressed through a tightening of risk appetite.

•             The portfolio continues to benefit from cash recoveries post write-off, which are reported as other (P&L only items).

•             Write-off occurs once recovery activity with the customer has been concluded and there are no further recoveries expected, but no later than five years after default.

26

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
NatWest Markets (1)	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	32,758	7	732	14	708	112	34,198	133
Currency translation and other adjustments	38	1	(2)	-	-	(1)	36	-
Inter-Group transfers	(57)	-	8	-	1	(13)	(48)	(13)
Transfers from Stage 1 to Stage 2	(190)	-	190	-	-	-	-	-
Transfers from Stage 2 to Stage 1	281	2	(281)	(2)	-	-	-	-

Net re-measurement of ECL on stage transfer		(2)		1		-		(1)
Changes in risk parameters (model inputs)		(2)		(1)		(6)		(9)
Other changes in net exposure	1,204	2	(193)	(2)	1	-	1,012	-
Other (P&L only items)		-		-		(26)		(26)

Income statement releases		(2)		(2)		(32)		(36)
Amounts written-off	-	-	-	-	(11)	(11)	(11)	(11)
Other movements		-		-		-		-
At 30 June 2019	34,034	8	454	10	699	81	35,187	99

Net carrying amount	34,026		444		618		35,088

Note:

(1)       Reflects NatWest Markets segment and includes NWM N.V..

Key points

•             Stage 3 financial assets included £193 million (31 December 2018 - £166 million) purchased or originated credit impaired (POCI) assets. No ECL impairment was held on these positions and a £27 million impairment recovery was recognised on these POCI assets during H1 (included in other (P&L only items).

•             Stage 1 and Stage 2 changes to risk parameters reflected an improvement in underlying credit risk metrics.

•             The increase in Stage 1 exposure was due to a combination of new transactions and increased short-term placements with governments and central banks following changes made for ring-fencing.

Private Banking
At 1 January 2019	13,950	14	519	10	232	19	14,701	43
Currency translation and other adjustments	(3)	-	-	(1)	-	1	(3)	-
Transfers from Stage 1 to Stage 2	(284)	(1)	284	1	-	-	-	-
Transfers from Stage 2 to Stage 1	304	4	(304)	(4)	-	-	-	-
Transfers to Stage 3	(25)	-	(48)	-	73	-	-	-
Transfers from Stage 3	7	-	1	4	(8)	(4)	-	-

Net re-measurement of ECL on stage transfer		(3)		1		-		(2)
Changes in risk parameters (model inputs)		(3)		(1)		6		2
Other changes in net exposure	532	1	(33)	(1)	(86)	(3)	413	(3)
Other (P&L only items)		-		-		-		-

Income statement (releases)/charges		(5)		(1)	-	3		(3)
Amounts written off		-		-	(1)	(1)	(1)	(1)
Unwinding of discount		-		-	-	-	-	-
At 30 June 2019	14,481	12	419	9	210	19	15,110	40

Net carrying amount	14,469		410		191		15,070

Key points

•             ECL reduced marginally due to an improvement in underlying Stage 1 and Stage 2 credit quality.

•             Stage 1 exposure increased during the period reflecting growth in mortgages with minimal ECL impact due to high credit quality. The reduction in Stage 2 exposure was a result of both repayment of debt and the transfer of assets to Stage 1.

27

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Flow statements

	Stage 1		Stage 2		Stage 3		Total
	Financial		Financial		Financial		Financial
	assets	ECL	assets	ECL	assets	ECL	assets	ECL
RBS International	£m	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	26,749	6	276	4	95	17	27,120	27
Currency translation and other adjustments	(55)	-	(1)	-	1	-	(55)	-
Inter-Group transfers	(598)	-	(27)	(1)	-	-	(625)	(1)
Transfers from Stage 1 to Stage 2	(342)	(2)	342	2	-	-	-	-
Transfers from Stage 2 to Stage 1	276	3	(276)	(3)	-	-	-	-
Transfers to Stage 3	(10)	-	(17)	-	27	-	-	-
Transfers from Stage 3	8	-	6	-	(14)	-	-	-

Net re-measurement of ECL on stage transfer		(3)		1		-		(2)
Changes in risk parameters (model inputs)		(1)		-		3		2
Other changes in net exposure	1,424	1	132	(1)	(14)	(2)	1,542	(2)
Other (P&L only items)		-		-		(1)		(1)

Income statement releases		(3)		-		-		(3)
Amounts written off	-	-	-	-	(2)	(2)	(2)	(2)
Other movements		-		-		-		-
At 30 June 2019	27,452	4	435	2	93	16	27,980	22

Net carrying amount	27,448		433		77		27,958

Key points

•             The level of ECL reduced in all stages during the period.

•             In Stage 1, the increase in exposure was partly due to new lending, but mainly due to the management of a liquidity portfolio across banks and sovereign bond holdings, with low credit risk and minimal ECL.

•             The increase in Stage 2 exposure was driven by a combination of flows from Stage 1 and balance increases on a small number of individual exposures in the Wholesale portfolio where credit quality deteriorated in the period. Increases in Stage 2 exposures were largely limited to specific sectors.

•             Stage 2 ECL reduced in the period because exposure transferring in carried lower ECL than exposure that transferred from Stage 2.

28

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition – arrears status and contributing factors

The tables below show Stage 2 decomposition for the Personal and Wholesale portfolios.

	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
30 June 2019	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Personal
Currently in arrears (>30 DPD)	529	12	31	2	-	-	15	5	91	19	666	38
Currently up-to-date	9,973	66	1,016	16	1	-	1,195	95	2,080	232	14,265	409
- PD deterioration	4,058	54	338	11	-	-	765	73	1,324	182	6,485	320
- Up-to-date, PD persistence	1,365	3	40	-	-	-	327	14	465	28	2,197	45
- Other driver (adverse credit, forbearance etc)	4,550	9	638	5	1	-	103	8	291	22	5,583	44
Total Stage 2	10,502	78	1,047	18	1	-	1,210	100	2,171	251	14,931	447

31 December 2018
Personal
Currently in arrears (>30 DPD)	658	10	90	10	3	-	17	6	88	22	856	48
Currently up-to-date	9,612	64	1,292	66	-	-	1,226	114	1,985	225	14,115	469
- PD deterioration	3,855	54	680	44	-	-	778	85	1,255	176	6,568	359
- Up-to-date, PD persistence	1,448	5	54	1	-	-	337	17	440	26	2,279	49
- Other driver (adverse credit, forbearance etc)	4,309	5	558	21	-	-	111	12	290	23	5,268	61
Total Stage 2	10,270	74	1,382	76	3	-	1,243	120	2,073	247	14,971	517

Key points

•

ECL coverage remained higher for accounts that are more than 30 days past due. Also in line with expectations, accounts exhibiting PD deterioration have a higher ECL coverage than accounts in Stage 2 for other reasons.

•	The ECL reduction in the Ulster Bank RoI mortgages portfolio reflected the movement of exposures into Stage 3 following a regulatory driven revision to the definition of default in that business.

	Property		Corporate		FI		Other		Total
30 June 2019	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL	Loans	ECL
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Wholesale
Currently in arrears (>30 DPD)	182	7	316	6	1	-	-	-	499	13
Currently up-to-date	1,968	34	7,826	179	475	9	6	-	10,275	222
- PD deterioration	865	21	4,712	123	384	7	4	-	5,965	151
- Up-to-date, PD persistence	45	1	152	3	2	-	-	-	199	4
- Other driver (forbearance, RoCL etc)	1,058	12	2,962	53	89	2	2	-	4,111	67
Total Stage 2	2,150	41	8,142	185	476	9	6	-	10,774	235

31 December 2018
Wholesale
Currently in arrears (>30 DPD)	255	7	315	5	1	-	-	-	571	12
Currently up-to-date	1,622	32	8,438	195	473	7	22	-	10,555	234
- PD deterioration	924	23	5,564	138	281	6	8	-	6,777	167
- Up-to-date, PD persistence	57	1	170	5	4	-	-	-	231	6
- Other driver (forbearance, RoCL etc)	641	8	2,704	52	188	1	14	-	3,547	61
Total Stage 2	1,877	39	8,753	200	474	7	22	-	11,126	246

Key points

•	The ECL coverage was broadly consistent in total. Coverage can, however, vary across categories or sectors reflecting the individual characteristics of the customer and exposure type.
•

The reduction in Stage 2 exposure was primarily due to improvements in PDs in the corporate portfolio. An increase in the RoCL portfolio, driven by a small number of large cases, increased the other driver category.

29

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Stage 2 decomposition by a significant increase in credit risk trigger

30 June 2019	UK mortgages		RoI mortgages		Other mortgages		Credit cards		Other		Total
	£m	%	£m	%	£m	%	£m	%	£m	%	£m	%
Personal trigger (1)
PD movement	4,458	42.5	362	34.5	-	-	780	64.5	1,379	63.5	6,979	46.7
PD persistence	1,366	13.0	40	3.8	-	-	328	27.1	467	21.5	2,201	14.7
Adverse credit bureau recorded with credit reference agency	3,124	29.7	-	-	-	-	58	4.8	96	4.4	3,278	22.0
Forbearance support provided	189	1.8	4	0.4	-	-	-	-	13	0.6	206	1.4
Customers in collections	147	1.4	96	9.2	-	-	3	0.2	34	1.6	280	1.9
Other reasons (2)	1,110	10.6	545	52.1	1	100	41	3.4	157	7.2	1,854	12.4
Days past due >30	108	1.0	-	-	-	-	-	-	25	1.2	133	0.9
	10,502	100	1,047	100	1	100	1,210	100	2,171	100	14,931	100

31 December 2018
Personal trigger (1)
PD movement	4,273	41.6	767	55.6	-	-	793	63.8	1,307	63.0	7,140	47.7
PD persistence	1,450	14.1	54	3.9	-	-	338	27.2	440	21.2	2,282	15.2
Adverse credit bureau recorded with credit reference agency	2,996	29.2	-	-	-	-	61	4.9	101	4.9	3,158	21.1
Forbearance support provided	206	2.0	2	0.1	-	-	-	-	13	0.6	221	1.5
Customers in collections	144	1.4	57	4.1	-	-	5	0.4	36	1.7	242	1.6
Other reasons (2)	982	9.6	502	36.3	-	-	46	3.7	151	7.3	1,681	11.2
Days past due >30	219	2.1	-	-	3	100	-	-	25	1.2	247	1.6
	10,270	100	1,382	100	3	100	1,243	100	2,073	100	14,971	100

Key point

•

PD remained the primary driver of credit deterioration, which including persistence, accounted for the majority of movements to Stage 2. High risk back-stops, for example, forbearance and adverse credit bureau, provide additional valuable discrimination particularly in mortgages.

	Property		Corporate		FI		Other		Total
30 June 2019	£m	%	£m	%	£m	%	£m	%	£m	%
Wholesale trigger (1)
PD movement	883	40.9	4,756	58.3	384	80.7	4	66.7	6,027	55.9
PD persistence	45	2.1	153	1.9	2	0.4	-	-	200	1.9
Risk of Credit Loss	767	35.7	2,162	26.6	66	13.9	-	-	2,995	27.8
Forbearance support provided	62	2.9	159	2.0	-	-	-	-	221	2.1
Customers in collections	10	0.5	44	0.5	-	-	-	-	54	0.5
Other reasons (3)	227	10.6	634	7.8	23	4.8	2	33.3	886	8.2
Days past due >30	156	7.3	234	2.9	1	0.2	-	-	391	3.6
	2,150	100	8,142	100	476	100	6	100	10,774	100

31 December 2018
Wholesale trigger (1)
PD movement	940	50.1	5,617	64.2	281	59.3	8	36.4	6,845	61.5
PD persistence	57	3.0	171	2.0	4	0.8	-	-	232	2.1
Risk of Credit Loss	321	17.1	1,964	22.4	103	21.7	-	-	2,388	21.5
Forbearance support provided	65	3.5	209	2.4	-	-	-	-	274	2.5
Customers in collections	9	0.5	43	0.5	-	-	-	-	52	0.5
Other reasons (3)	251	13.4	525	6.0	85	17.9	14	63.6	875	7.9
Days past due >30	234	12.5	224	2.6	1	0.2	-	-	460	4.1
	1,877	100	8,753	100	474	100	22	100	11,126	100

Notes:

(1)	The table is produced on a hierarchical basis from top to bottom, for example, accounts with PD deterioration may also trigger backstop(s) but are only reported under PD deterioration
(2)

Includes customers that have accessed payday lending, interest only mortgages past end of term, a small number of mortgage customers on a highly flexible mortgage significantly behind outline repayment plan and customers breaching risk appetite thresholds for new business acquisition. In the RoI mortgage portfolio, this reflected customers who remained in probation following the conclusion of forbearance support, exposures breaching risk appetite thresholds for new business acquisition and exposures classified as non-performing exposures under European Banking Authority requirements

(3)	Includes customers where a PD assessment cannot be undertaken due to missing PDs.

Key point

•

PD remained the primary driver of credit deterioration, which including persistence, accounted for 58% of Stage 2 exposure. The Risk of Credit Loss framework accounted for a further 28%, an increase from 22% at 31 December 2018, driven by a small number of large cases.

30

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Stage 3 vintage analysis

The table below shows estimated vintage analysis of the material Stage 3 portfolios totalling 90% of the Stage 3 loans of £7.3 billion.

	30 June 2019			31 December 2018
	UK PB	Ulster Bank RoI		UK PB	Ulster Bank RoI
	mortgages	mortgages	Wholesale	mortgages	mortgages	Wholesale
Stage 3 loans (£bn)	1.3	2.0	3.2	1.2	2.1	3.4
Vintage (time in default):
<1 year	28%	16%	30%	26%	7%	22%
1-3 years	22%	27%	13%	21%	12%	19%
3-5 years	12%	12%	8%	14%	14%	9%
5-10 years	32%	41%	49%	35%	63%	50%
>10 years	6%	4%	-	4%	4%	-
	100%	100%	100%	100%	100%	100%

Key points

•

Mortgages – The proportion of the Stage 3 defaulted population which have been in default for over five years reflected RBS’s support for customers in financial difficulty. When customers continue to engage constructively with RBS making regular payments, RBS continues to support them. RBS’s provisioning approach can retain customers in Stage 3 for a life-time loss provisioning calculation even when their arrears status reverts to below 90 days past due.

•	Wholesale – The value of Stage 3 loans in default for 5-10 years mainly reflects customers in a protracted formal insolvency process or subject to litigation or a complaints process.

Asset quality

The table below shows asset quality bands of gross loans and ECL by stage for the Personal portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
30 June 2019	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	95,880	3,640		99,520	5	10		15	0.01	0.27		0.02
AQ5-AQ8	44,773	6,053		50,826	5	46		51	0.01	0.76		0.10
AQ9	44	809		853	-	22		22	-	2.72		2.58
AQ10			1,316	1,316			148	148			11.25	11.25
	140,697	10,502	1,316	152,515	10	78	148	236	0.01	0.74	11.25	0.15
RoI mortgages
AQ1-AQ4	5,356	161		5,517	2	1		3	0.04	0.62		0.05
AQ5-AQ8	5,730	598		6,328	4	11		15	0.07	1.84		0.24
AQ9	3	288		291	-	6		6	-	2.08		2.06
AQ10 (1)			1,983	1,983			479	479			24.16	24.16
	11,089	1,047	1,983	14,119	6	18	479	503	0.05	1.72	24.16	3.56
Other mortgages
AQ1-AQ4	698	1		699	-	-		-	-	-		-
AQ5-AQ8	163	-		163	-	-		-	-	-		-
AQ9	-	-		-	-	-		-	-	-		-
AQ10			3	3			-	-			-	-
	861	1	3	865	-	-	-	-	-	-	-	-
Credit cards
AQ1-AQ4	24	-		24	-	-		-	-	-		-
AQ5-AQ8	2,803	1,152		3,955	36	85		121	1.28	7.38		3.06
AQ9	4	58		62	-	15		15	-	25.86		24.19
AQ10			140	140			88	88			62.86	62.86
	2,831	1,210	140	4,181	36	100	88	224	1.27	8.26	62.86	5.36
Other personal
AQ1-AQ4	1,014	56		1,070	4	6		10	0.39	10.71		0.93
AQ5-AQ8	6,046	1,889		7,935	54	185		239	0.89	9.79		3.01
AQ9	84	226		310	3	60		63	3.57	26.55		20.32
AQ10			628	628			512	512			81.53	81.53
	7,144	2,171	628	9,943	61	251	512	824	0.85	11.56	81.53	8.29
Total personal
AQ1-AQ4	102,972	3,858		106,830	11	17		28	0.01	0.44		0.03
AQ5-AQ8	59,515	9,692		69,207	99	327		426	0.17	3.37		0.62
AQ9	135	1,381		1,516	3	103		106	2.22	7.46		6.99
AQ10			4,070	4,070			1,227	1,227			30.15	30.15
	162,622	14,931	4,070	181,623	113	447	1,227	1,787	0.07	2.99	30.15	0.98

For the notes to this table refer to the following page.

31

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Asset quality

	Gross loans				ECL Provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
31 December 2018	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
UK mortgages
AQ1-AQ4	95,618	3,621		99,239	6	11		17	0.01	0.30		0.02
AQ5-AQ8	42,771	5,845		48,616	6	46		52	0.01	0.79		0.11
AQ9	32	804		836	-	17		17	-	2.11		2.03
AQ10			1,541	1,541		-	151	151		-	9.80	9.80
	138,421	10,270	1,541	150,232	12	74	151	237	0.01	0.72	9.80	0.16

RoI mortgages
AQ1-AQ4	5,164	226		5,390	4	5		9	0.08	2.21		0.17
AQ5-AQ8	5,668	717		6,385	7	32		39	0.12	4.46		0.61
AQ9	12	439		451	-	39		39	-	8.88		8.65
AQ10 (1)			2,124	2,124			515	515			24.25	24.25
	10,844	1,382	2,124	14,350	11	76	515	602	0.10	5.50	24.25	4.20

Other mortgages
AQ1-AQ4	359	1		360	-	-		-	-	-		-
AQ5-AQ8	136	2		138	-	-		-	-	-		-
AQ10			1	1			-				-	-
	495	3	1	499	-	-	-	-	-	-	-	-

Credit cards
AQ1-AQ4	34	1		35	-	-		-	-	-		-
AQ5-AQ8	2,810	1,180		3,990	38	103		141	1.35	8.73		3.53
AQ9	7	62		69	-	17		17	-	27.42		24.64
AQ10			122	122			72	72			59.02	59.02
	2,851	1,243	122	4,216	38	120	72	230	1.33	9.65	59.02	5.46

Other personal
AQ1-AQ4	997	43		1,040	4	5		9	0.40	11.63		0.87
AQ5-AQ8	5,889	1,847		7,736	55	186		241	0.93	10.07		3.12
AQ9	56	183		239	2	56		58	3.57	30.60		24.27
AQ10			563	563			420	420			74.60	74.60
	6,942	2,073	563	9,578	61	247	420	728	0.88	11.92	74.60	7.60

Total personal
AQ1-AQ4	102,172	3,892		106,064	14	21		35	0.01	0.54		0.03
AQ5-AQ8	57,274	9,591		66,865	106	367		473	0.19	3.83		0.71
AQ9	107	1,488		1,595	2	129		131	1.87	8.67		8.21
AQ10			4,351	4,351			1,158	1,158			26.61	26.61
	159,553	14,971	4,351	178,875	122	517	1,158	1,797	0.08	3.45	26.61	1.00

Note:

(1)             AQ10 includes £0.7 billion (31 December 2018 – £0.6 billion) RoI mortgages which are not currently considered defaulted for capital calculation purposes for RoI but included in Stage 3.

Key points

•	Overall credit quality remained broadly stable with some movements at product level. Mortgage exposures have a higher proportion in AQ1-AQ4 than unsecured borrowing.
•

The relatively high level of Stage 3 impaired assets (AQ10) in RoI mortgages reflected their legacy mortgage portfolio and the residual effects from the financial crisis. For UK mortgages, the reduction in value of Stage 3 exposures included the effect of a methodology change.

•

In other personal, the relatively high level of exposures in AQ10 reflected the fact that impaired assets can be held on balance sheet with commensurate ECL provision for up to six years after default. The increase in ECL included the effect of a loss rate model adjustment. Furthermore, the value of new defaults was higher than write-offs and customer debt repayments, and unlike in 2018, there were no debt sales in H1 2019.

•	ECL provisions coverage shows the expected pattern with higher coverage in the poorer asset quality bands, and also by stage.
•

In Ulster Bank RoI mortgages, the reduction in Stage 1 and Stage 2 ECL was driven by the movement of exposures into Stage 3 following a regulatory driven revision to the definition of default in that business. The corresponding increase in Stage 3 ECL was offset by the completion of the remainder of Ulster Bank RoI’s 2018 sale of non-performing loans in H1 2019.

32

Appendix 1 Capital and risk management

Credit risk – Banking activities continued

Asset quality

The table below shows asset quality bands of gross loans and ECL by stage for the Wholesale portfolio.

	Gross loans				ECL provisions				ECL provisions coverage
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m	%	%	%	%
Property
AQ1-AQ4	15,375	365		15,740	7	8		15	0.05	2.19		0.10
AQ5-AQ8	17,838	1,710		19,548	37	27		64	0.21	1.58		0.33
AQ9	39	75		114	-	6		6	-	8.00		5.26
AQ10			1,516	1,516			339	339			22.36	22.36
	33,252	2,150	1,516	36,918	44	41	339	424	0.13	1.91	22.36	1.15
Corporate
AQ1-AQ4	22,324	837		23,161	11	15		26	0.05	1.79		0.11
AQ5-AQ8	39,298	6,932		46,230	91	156		247	0.23	2.25		0.53
AQ9	232	373		605	1	14		15	0.43	3.75		2.48
AQ10			1,712	1,712			762	762			44.51	44.51
	61,854	8,142	1,712	71,708	103	185	762	1,050	0.17	2.27	44.51	1.46
Financial institutions
AQ1-AQ4	25,527	265		25,792	5	7		12	0.02	2.64		0.05
AQ5-AQ8	1,010	209		1,219	6	1		7	0.59	0.48		0.57
AQ9	-	2		2	-	1		1	-	50.00		50.00
AQ10			22	22			12	12			54.55	54.55
	26,537	476	22	27,035	11	9	12	32	0.04	1.89	54.55	0.12
Sovereign
AQ1-AQ4	7,570	4		7,574	9	-		9	0.12	-		0.12
AQ5-AQ8	148	2		150	-	-		-	-	-		-
AQ9	1	-		1	-	-		-	-	-		-
AQ10			5	5			-	-			-	-
	7,719	6	5	7,730	9	-	-	9	0.12	-	-	0.12
Total
AQ1-AQ4	70,796	1,471		72,267	32	30		62	0.05	2.04		0.09
AQ5-AQ8	58,294	8,853		67,147	134	184		318	0.23	2.08		0.47
AQ9	272	450		722	1	21		22	0.37	4.67		3.05
AQ10			3,255	3,255			1,113	1,113			34.19	34.19
	129,362	10,774	3,255	143,391	167	235	1,113	1,515	0.13	2.18	34.19	1.06
31 December 2018
Property
AQ1-AQ4	15,740	393		16,133	8	9		17	0.05	2.29		0.11
AQ5-AQ8	17,397	1,418		18,815	35	26		61	0.20	1.83		0.32
AQ9	8	66		74	-	4		4	-	6.06		5.41
AQ10			1,685	1,685			506	506			30.03	30.03
	33,145	1,877	1,685	36,707	43	39	506	588	0.13	2.08	30.03	1.60
Corporate
AQ1-AQ4	21,814	773		22,587	13	14		27	0.06	1.81		0.12
AQ5-AQ8	40,004	7,647		47,651	93	171		264	0.23	2.24		0.55
AQ9	26	333		359	1	15		16	3.85	4.50		4.46
AQ10			1,643	1,643			634	634			38.59	38.59
	61,844	8,753	1,643	72,240	107	200	634	941	0.17	2.28	38.59	1.30
Financial institutions
AQ1-AQ4	22,150	247		22,397	5	5		10	0.02	2.02		0.04
AQ5-AQ8	2,352	222		2,574	7	2		9	0.30	0.90		0.35
AQ9	-	5		5	-	-		-	-	-		-
AQ10			35	35			22	22			62.86	62.86
	24,502	474	35	25,011	12	7	22	41	0.05	1.48	62.86	0.16
Sovereign
AQ1-AQ4	6,780	22		6,802	1	-		1	0.01	-		0.01
AQ5-AQ8	161	-		161	-	-		-	-	-		-
AQ10			4	4			-	-			-	-
	6,941	22	4	6,967	1	-	-	1	0.01	-	-	0.01
Total
AQ1-AQ4	66,484	1,435		67,919	27	28		55	0.04	1.95		0.08
AQ5-AQ8	59,914	9,287		69,201	135	199		334	0.23	2.14		0.48
AQ9	34	404		438	1	19		20	2.94	4.70		4.57
AQ10			3,367	3,367			1,162	1,162			34.51	34.51
	126,432	11,126	3,367	140,925	163	246	1,162	1,571	0.13	2.21	34.51	1.11

Key points

•	Across the Wholesale portfolio, the asset quality band distribution differed reflecting the diverse nature of differing sectors, but remained broadly unchanged during the first half of 2019.
•

The reduction in Stage 3 provision coverage in property was driven by the write-off of defaulted debt that carried a higher than average level of impairment compared to the rest of the portfolio. The lower coverage level in this sector reflected the secured nature of the exposure.

33

Appendix 1 Capital and risk management

Credit risk – Trading activities

This section covers the credit risk profile of RBS’s trading activities.

Securities funding transactions and collateral

The table below shows securities funding transactions in NWM and Treasury. Balance sheet captions include balances held at all classifications under IFRS 9.

	Reverse repos			Repos
			Outside			Outside
		Of which	netting		Of which	netting
	Total	can be offset	arrangements	Total	can be offset	arrangements
30 June 2019	£m	£m	£m	£m	£m	£m
Gross	80,146	75,389	4,757	85,931	83,534	2,397
IFRS offset	(49,125)	(49,125)	-	(49,125)	(49,125)	-
Carrying value	31,021	26,264	4,757	36,806	34,409	2,397

Master netting arrangements	(1,191)	(1,191)	-	(1,191)	(1,191)	-
Securities collateral	(24,808)	(24,808)	-	(33,078)	(33,078)	-
Potential for offset not recognised under IFRS	(25,999)	(25,999)	-	(34,269)	(34,269)	-
Net	5,022	265	4,757	2,537	140	2,397

31 December 2018
Gross	68,044	65,057	2,987	70,097	68,940	1,157
IFRS offset	(39,737)	(39,737)	-	(39,737)	(39,737)	-
Carrying value	28,307	25,320	2,987	30,360	29,203	1,157

Master netting arrangements	(762)	(762)	-	(762)	(762)	-
Securities collateral	(24,548)	(24,548)	-	(28,441)	(28,441)	-
Potential for offset not recognised under IFRS	(25,310)	(25,310)	-	(29,203)	(29,203)	-
Net	2,997	10	2,987	1,157	-	1,157

34

Appendix 1 Capital and risk management

Credit risk – Trading activities continued

Derivatives

The table below shows derivatives by type of contract. The master netting agreements and collateral shown below do not result in a net presentation on the balance sheet under IFRS 9. A significant proportion (more than 90%) of the derivatives relate to trading activities in NatWest Markets. The table below also includes hedging derivatives in Treasury.

	30 June 2019							31 December 2018
	Notional
	GBP	USD	Euro	Other	Total	Assets	Liabilities	Notional	Assets	Liabilities
	£bn	£bn	£bn	£bn	£bn	£m	£m	£bn	£m	£m
Gross exposure						153,424	151,725		138,390	135,673
IFRS offset						(7,830)	(10,028)		(5,041)	(6,776)
Carrying value	3,014	6,317	5,214	1,942	16,487	145,594	141,697	13,979	133,349	128,897
Of which:
Interest rate (1)
Interest rate swaps						91,365	88,255		81,855	74,004
Options purchased						18,124	-		14,481	-
Options written						-	15,847		-	16,371
Futures and forwards						68	73		74	69
Total	2,627	4,550	4,603	872	12,652	109,557	104,175	10,536	96,410	90,444
Exchange rate
Spot, forwards and futures						19,350	20,177		17,904	18,610
Currency swaps						10,079	10,453		11,322	12,062
Options purchased						6,329	-		7,319	-
Options written						-	6,617		-	7,558
Total	386	1,760	600	1,070	3,816	35,758	37,247	3,426	36,545	38,230
Credit	1	6	11	-	18	266	254	16	346	208
Equity and commodity	-	1	-	-	1	13	21	1	48	15
Carrying value					16,487	145,594	141,697	13,979	133,349	128,897

Counterparty mark-to-market netting						(116,595)	(116,595)		(106,762)	(106,762)
Cash collateral						(19,927)	(17,592)		(17,937)	(15,227)
Securities collateral						(3,997)	(3,364)		(4,469)	(3,466)
Net exposure						5,075	4,146		4,181	3,442
Of which outside netting arrangements						1,891	3,874		2,061	1,708

Banks (2)						258	903		362	443
Other financial institutions (3)						1,472	1,311		1,054	1,144
Corporate (4)						2,994	1,832		2,510	1,817
Government (5)						351	100		255	38
Net exposure						5,075	4,146		4,181	3,442

UK						2,635	1,332		1,935	1,304
Europe						1,280	2,460		1,308	1,465
US						844	80		588	298
RoW						316	274		350	375
Net exposure						5,075	4,146		4,181	3,442

Notes:

(1)      The notional amount of interest rate derivatives includes £7,843 billion (31 December 2018 – £5,952 billion) in respect of contracts cleared through central clearing counterparties.

(2)      Transactions with certain counterparties with whom RBS has netting arrangements but collateral is not posted on a daily basis; certain transactions with specific terms that may not fall within netting and collateral arrangements; derivative positions in certain jurisdictions for example China where the collateral agreements are not deemed to be legally enforceable.

(3)      Transactions with securitisation vehicles and funds where collateral posting is contingent on RBS’s external rating.

(4)      Mainly large corporates with whom RBS may have netting arrangements in place, but operational capability does not support collateral posting.

(5)      Sovereigns and supranational entities with one-way collateral agreements in their favour.

35

Appendix 1 Capital and risk management

Credit risk – Trading Activities continued

Debt securities

The table below shows debt securities held at mandatory fair value through profit or loss by issuer as well as ratings based on the lowest of Standard & Poor’s, Moody’s and Fitch. A significant proportion (more than 95%) of these positions are trading securities in NatWest Markets.

	Central and local government			Financial
	UK	US	Other	institutions	Corporate	Total
30 June 2019	£m	£m	£m	£m	£m	£m
AAA	-	-	3,198	1,928	4	5,130
AA to AA+	5,365	6,093	3,686	811	95	16,050
A to AA-	-	-	4,508	628	46	5,182
BBB- to A-	-	-	4,861	818	467	6,146
Non-investment grade	-	-	88	517	294	899
Unrated	-	-	-	505	121	626
Total	5,365	6,093	16,341	5,207	1,027	34,033

Short positions	(5,589)	(1,773)	(15,811)	(1,652)	(189)	(25,014)

31 December 2018

AAA	-	-	2,093	1,459	7	3,559
AA to AA+	6,834	4,689	3,161	773	120	15,577
A to AA-	-	-	4,571	482	51	5,104
BBB- to A-	-	-	3,592	802	285	4,679
Non-investment grade	-	-	81	832	237	1,150
Unrated	-	-	-	572	8	580
Total	6,834	4,689	13,498	4,920	708	30,649

Short positions	(6,394)	(2,008)	(13,500)	(1,724)	(201)	(23,827)

Credit risk – Cross border exposure

Cross border exposures comprise both banking and trading activities, including reverse repurchase agreements. Exposures comprise loans, including finance leases and instalment credit receivables, and other monetary assets, such as debt securities. The geographical breakdown is based on the country of domicile of the borrower or guarantor of ultimate risk. Cross border exposures include non-local currency claims of overseas offices on local residents but exclude exposures to local residents in local currencies. The table below shows cross border exposures greater than 0.05% of RBS’s total assets.

	Government	Banks	Other	Total	Short positions	Net of short positions
30 June 2019	£m	£m	£m	£m	£m	£m
Western Europe	22,879	10,801	21,062	54,742	16,480	38,262
Of which: France	3,892	2,363	2,471	8,726	3,982	4,744
Of which: Germany	7,535	3,790	1,401	12,726	3,892	8,834
Of which: Netherlands	1,858	663	5,157	7,678	1,454	6,224
Of which: Italy	2,965	720	1,759	5,444	2,405	3,039
Of which: Spain	1,587	522	1,917	4,026	1,947	2,079
United States	14,093	5,657	8,582	28,332	1,868	26,464
Japan	4,611	3,512	431	8,554	13	8,541
Jersey	-	-	3,858	3,858	1	3,857

31 December 2018
Western Europe	21,121	19,003	16,741	56,865	14,103	42,762
Of which: France	3,396	10,209	1,579	15,184	1,626	13,558
Of which: Germany	8,023	3,086	1,145	12,254	5,397	6,857
Of which: Netherlands	1,142	675	3,739	5,556	985	4,571
Of which: Italy	2,179	248	584	3,011	1,796	1,215
Of which: Spain	891	450	1,848	3,189	1,164	2,025
United States	13,558	5,458	8,379	27,395	2,103	25,292
Japan	4,857	2,327	405	7,589	11	7,578
Jersey	-	5	3,064	3,069	2	3,067

36

Appendix 1 Capital and risk management

Non-traded market risk

Non-traded market risk is the risk to the value of assets or liabilities outside the trading book, or the risk to income, that arises from changes in market prices such as interest rates, foreign exchange rates and equity prices, or from changes in managed rates.

Key developments

•             Non-traded market risk is now managed separately on both sides of the ring-fence. However, it continues to be aggregated and monitored against risk appetite at RBS level.

•             Five- and ten-year sterling interest-rate swap rates fell by 0.35%-0.40% in H1 2019. The structural hedge provides some protection against volatility in interest rates and the yield remained stable, falling by only 0.02% in H1 2019 from 1.23% to 1.21%.

•             Following the Alawwal bank merger, RBS holds a minority equity holding in SABB. This investment in the newly-merged entity is held in NWM Plc. The investment is held at fair value. Changes in value are recognised in reserves. This exposure is now captured in the VaR table below.

•             By 30 June 2019, the disposal of the lender-option/borrower-option loan portfolio was materially complete, reducing RBS’s exposure to changes in the credit spread compared to the 2018 year-end.

Value-at-risk

The following table shows one-day internal banking book VaR at a 99% confidence level, split by risk type.

	Half year ended
	30 June 2019				30 June 2018				31 December 2018
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	11.9	14.0	9.3	9.9	19.4	28.2	8.9	19.2	9.3	11.6	7.3	11.6
Euro	1.2	1.8	0.7	1.8	2.7	3.9	1.3	2.9	1.4	2.4	1.0	1.0
Sterling	11.5	14.1	9.5	9.9	18.7	26.0	11.2	19.9	10.3	13.7	7.9	13.3
US dollar	4.7	6.0	3.8	3.8	5.6	6.8	1.5	1.5	3.7	8.7	1.4	8.7
Other	0.3	0.4	0.2	0.4	0.4	0.7	0.3	0.3	0.5	0.7	0.3	0.7
Credit spread	54.9	58.0	49.2	56.6	56.9	60.8	49.4	49.4	62.4	77.8	53.9	77.8
Foreign exchange	20.0	23.8	7.2	7.2	12.8	32.7	5.9	16.6	14.0	16.4	12.2	13.0
Equity	38.6	38.6	38.6	38.6	-	-	-	-	-	-	-	-
Pipeline risk	0.3	0.5	0.2	0.3	0.6	1.3	0.3	0.4	0.6	0.8	0.4	0.4
Diversification (1)	(70.5)			(50.7)	(29.3)			(22.6)	(20.6)			(20.5)
Total	55.2	61.9	48.1	61.9	60.4	69.8	54.9	63.0	65.7	82.3	61.4	82.3

Note:

(1)

RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key point

•

The increase in total VaR at the end of June 2019 compared to the average, reflected the equity exposure to SABB following the Alawwal bank merger in June 2019. The inclusion of this exposure outweighed the decrease in the foreign exchange VaR at 30 June 2019 resulting from lower sensitivity to the Saudi Riyal exchange rate following the merger.

37

Appendix 1 Capital and risk management

Non-traded market risk continued

Structural hedging

RBS has the benefit of a significant pool of stable, non and low interest-bearing liabilities, principally comprising equity and money transmission accounts. These balances are usually hedged, either by investing directly in longer-term fixed-rate assets (such as fixed-rate mortgages or UK government gilts) or by using interest rate swaps, which are generally booked as cash flow hedges or floating rate assets, in order to provide a consistent and predictable revenue stream.

After hedging the net interest rate exposure of the bank externally, RBS allocates income to equity or products in structural hedges by reference to the relevant interest rate swap curve. Over time, this approach has provided a basis for stable income attribution to products and interest rate returns. The programme aims to track a time series of medium-term swap rates, but the yield will be affected by changes in product volumes and RBS’s capital composition.

The table below shows the incremental income allocation (above three-month LIBOR), total income allocation (including three-month LIBOR), the period end and average notional balances and the total yield (including three-month LIBOR) associated with the structural hedges managed by RBS.

	Half year ended
	30 June 2019					30 June 2018					31 December 2018
	Incremental	Total	Spot	Average	Overall	Incremental	Total	Spot	Average	Overall	Incremental	Total	Spot	Average	Overall
	income	income	notional	notional	yield	income	income	notional	notional	yield	income	income	notional	notional	yield
	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%	£m	£m	£bn	£bn	%
Equity	197	332	29	29	2.31	257	335	29	28	2.40	212	338	29	30	2.28
Product (1)	82	558	111	111	1.01	225	545	108	108	1.01	143	558	110	109	1.03
Other	27	84	21	21	0.79	50	80	21	21	0.75	39	86	22	22	0.78
Total	306	974	161	161	1.21	532	960	158	157	1.22	394	982	161	161	1.23

Note:

(1)                     Refer to the next table for a segmental split.

Key points

•                  The five year sterling swap rate fell to 0.83% at the end of June 2019 from 1.22% at December 2018. The ten-year sterling swap rate also fell to 0.97% from 1.35%. However, the yield of the structural hedge was relatively stable. At 1.21% the overall yield was also higher than market swap rates at 30 June 2019.

•                  Incremental income in excess of three-month LIBOR fell in H1 2019 compared to H2 2018. This was primarily due to higher three-month LIBOR fixings, resulting in less income benefit from the hedge.

Equity structural hedges refer to income attributed to the hedging of equity and reserves, primarily in NatWest Markets Plc and NatWest Holdings. Product structural hedges refer to income allocated to customer products, for example current accounts, in NatWest Holdings. Other structural hedges refer to hedges managed by the subsidiaries. Approximately 37% of other structural hedges are euro-denominated.

The following table presents the incremental income associated with product structural hedges at segment level.

	Half year ended
	30 June 2019	30 June 2018*	31 December 2018*
	£m	£m	£m
UK Personal Banking	38	101	65
Commercial and Business Banking	44	122	78
Other	-	2	-
Total	82	225	143

Note:

(1)                     For further detail on incremental income related to product structural hedges refer to the table below.

*Restated. Refer to Note 1 of the main announcement for further details.

38

Appendix 1 Capital and risk management

Non-traded market risk continued

Sensitivity of net interest earnings

Net interest earnings are sensitive to changes in the level of interest rates because changes to coupons on some customer products do not always match changes in market rates of interest or central bank policy rates.

The sensitivity of the net interest income table shows the expected impact, over 12 months, to an immediate upward or downward change of 25 and 100 basis points to all interest rates. Yield curves are expected to move in parallel, though interest rates are assumed to floor at zero per cent or, for euro rates, at the current negative rate.

The methodology, assumptions and limitations relating to the following two earnings sensitivity tables did not change materially in H1 2019. For further details, refer to pages 154-155 of the 2018 Annual Report on Form 20-F.

	Parallel shifts in yield curve
	+25 basis points	-25 basis points	+100 basis points	-100 basis points
30 June 2019	£m	£m	£m	£m
Euro	23	5	88	9
Sterling	201	(142)	707	(706)
US dollar	15	(9)	51	(52)
Other	(2)	2	(9)	15
Total	237	(144)	837	(734)

30 June 2018
Euro	6	4	26	4
Sterling	156	(173)	673	(674)
US dollar	9	(6)	43	(29)
Other	4	(3)	16	(7)
Total	175	(178)	758	(706)

31 December 2018
Euro	29	(3)	114	(1)
Sterling	152	(201)	651	(717)
US dollar	15	(8)	63	(42)
Other	1	2	2	3
Total	197	(210)	830	(757)

Refer to the key points under the next table for analysis.

39

Appendix 1 Capital and risk management

Non-traded market risk continued

The table below shows the net interest earnings sensitivity on a one-year, two-year and three-year forward-looking basis to a parallel upward or downward shift in interest rates of 25 basis points. The projection is a simplified sensitivity in which the balance sheet is assumed to be constant, with no change in customer behaviour or margin management strategy as a result of rate changes. The impact of the rate shock on structural hedges increases as maturing hedges are replaced at higher or lower rates through the three-year period.

	+25 basis points parallel upward shift			-25 basis points parallel downward shift
	Year 1	Year 2 (1)	Year 3 (1)	Year 1	Year 2 (1)	Year 3 (1)
30 June 2019	£m	£m	£m	£m	£m	£m
Structural hedges	32	99	171	(30)	(97)	(168)
Managed margin (2)	213	241	243	(129)	(104)	(108)
Other	(8)	-	-	15	-	-
Total	237	340	414	(144)	(201)	(276)

31 December 2018
Structural hedges	32	98	170	(32)	(98)	(167)
Managed margin (2)	150	171	170	(177)	(189)	(163)
Other	15	-	-	(2)	-	-
Total	197	269	340	(210)	(287)	(330)

Notes:

(1)      The projections for Year 2 and Year 3 consider only the main drivers of earnings sensitivity, namely structural hedging and margin management.

(2)      Primarily current accounts and savings accounts.

Key points

•                  Changes to earnings sensitivity to rate shocks between December 2018 and June 2019 were mainly driven by changes to estimates of how product pricing will respond to interest rate shocks. These estimates are regularly reviewed and are influenced by the overall level of interest rates, the Group’s competitive position and other strategic considerations.

•                  Sensitivity to a 100 basis point downward shift in yield curves was also affected by the changes in the level of interest rates. In the shock scenario, rates fell less at 30 June 2019 before hitting an assumed zero per cent floor compared to 31 December 2018. This resulted in a slightly lower adverse impact at 30 June 2019.

40

Appendix 1 Capital and risk management

Non-traded market risk continued

Foreign exchange risk

The table below shows structural foreign currency exposures.

			Net		Structural
	Net		investments		foreign currency		Residual
	investments		in foreign	Net	exposures		structural
	in foreign		operations	investment	pre-economic	Economic	foreign currency
	operations	NCI (1)	excluding NCI	hedges	hedges	hedges (2)	exposures
30 June 2019	£m	£m	£m	£m	£m	£m	£m
US dollar	1,412	-	1,412	(33)	1,379	(1,379)	-
Euro	6,935	3	6,932	(1,711)	5,221	-	5,221
Other non-sterling	1,492	-	1,492	(145)	1,347	-	1,347
Total	9,839	3	9,836	(1,889)	7,947	(1,379)	6,568

31 December 2018
US dollar	553	-	553	(4)	549	(549)	-
Euro	6,428	33	6,395	(853)	5,542	-	5,542
Other non-sterling	2,600	710	1,890	(1,249)	641	(81)	560
Total	9,581	743	8,838	(2,106)	6,732	(630)	6,102

Notes:

(1)             Non-controlling interests (NCI) represents the structural foreign exchange exposure not attributable to owners’ equity.

(2)             Economic hedges of US dollar net investments in foreign operations represent US dollar equity securities that do not qualify as net investment hedges for accounting purposes. They provide an offset to structural foreign exchange exposures to the extent that there are net assets in overseas operations available. Economic hedges of other currency net investments in foreign operations represent monetary liabilities that are not booked as net investment hedges.

Key points

•                  Other non-sterling net investments in foreign operations fell. This reflected the Alawwal bank merger. The minority equity stake in Saudi British Bank is too small to be consolidated as a net investment in a foreign operation. The increase in euro net investments in foreign operations also partly resulted from the gain on the sale of NWM N.V.’s equity stake in SABB to NWM Plc. NWM Plc has increased the capitalisation of its US branch. This has reduced the branch’s debt funding and NWM Plc’s regulatory exposure to fluctuations in the US dollar exchange rate against sterling.

•                  Changes in exchange rates affect equity in proportion to structural foreign currency exposures. At 30 June 2019, a 5% strengthening in all foreign currencies against sterling would result in a £0.4 billion increase in equity reserves, while a 5% weakening in all foreign currencies against sterling would result in a £0.4 billion reduction in equity reserves.

Traded market risk

Traded market risk is the risk arising from changes in fair value on positions, assets, liabilities or commitments in trading portfolios as a result of fluctuations in market prices.

Traded internal VaR

The table below shows one-day internal value-at-risk (VaR) for RBS’s trading portfolios, split by exposure type.

	Half year ended
	30 June 2019				30 June 2018				31 December 2018
				Period				Period				Period
	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end	Average	Maximum	Minimum	end
Traded VaR (1-day 99%)	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Interest rate	10.3	16.9	6.9	9.8	15.0	27.3	10.4	16.5	13.6	19.9	9.2	13.0
Credit spread	9.4	12.7	7.0	9.9	13.2	24.2	9.1	10.4	8.9	14.6	6.9	8.2
Currency	3.6	5.8	2.0	3.8	3.2	7.6	1.4	3.5	3.0	6.3	1.7	5.3
Equity	0.7	2.2	0.3	0.5	0.6	0.9	0.3	0.8	1.0	1.6	0.5	0.8
Commodity	0.2	0.5	-	0.2	0.4	1.0	0.1	0.5	0.2	0.6	-	0.1
Diversification (1)	(9.3)			(10.6)	(11.2)			(11.9)	(9.9)			(8.8)
Total	14.9	21.5	12.1	13.6	21.2	35.6	15.4	19.8	16.8	26.8	11.7	18.6

Note:

(1)              RBS benefits from diversification across various financial instrument types, currencies and markets. The extent of the diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time. The diversification factor is the sum of the VaR on individual risk types less the total portfolio VaR.

Key points

•                  Traded VaR remained broadly unchanged on an average basis during H1 2019 compared to H2 2018.

•                  The decrease, on an average basis compared to H1 2018, is attributed to peaks in H1 2018 due to long euro rates positioning and bond syndication activity.

41

Appendix 1 Capital and risk management

Other risks

Operational risk

•                  RBS continues to develop its cyber risk management and defence strategies, including tracking prominent threat groups and working with the National Cyber Security Centre through its Industry 100 initiative.

•                  There was also continued oversight of the Group’s preparations for the UK’s exit from the EU to ensure that processes and systems are in place to ensure continuity of service for customers. Additionally, continuing improvements to the Group’s control environment, including further embedding of the operational risk management framework and refresh of the risk appetite framework, were also a focus.

Compliance and Conduct risk

•                  Embedding the compliance and conduct risk framework across RBS was a key focus in H1 2019. The complementary compliance and conduct risk manual was also launched to support this work. Training was completed across all three lines of defence, supported by business-specific case studies.

•                  Work continued on concluding most of RBS’s material remediation projects in 2019. Some material projects remain under active management, with plans in place to conclude the majority by the end of the year. Meeting the PPI closure deadline of 29 August 2019, and ensuring the effective and timely management of residual work thereafter, remains a key focus with the current timeline being end of Q2 2020.

Climate risk

•                  RBS reclassified climate change as a top risk and work continued on integrating climate-related financial risks into the core risk framework. This included work on scenario-based analysis for both physical and transition risks. In March 2019, RBS also joined the Climate Financial Risk Forum, established by the FCA and PRA to develop practical tools to address climate-related financial risks.

42

Appendix 2

Non-IFRS financial measures

RBS – Interim Results 2019

Appendix 2 Non-IFRS financial measures

As described in Note 1 on page 25, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). The Interim Results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures

Measure	Basis of preparation	Additional analysis or reconciliation
RBS return on tangible equity	Annualised profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.	Note 1
Segmental return on tangible equity

Segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the monthly average of segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).

Note 1
Operating expenses analysis – management view

The management analysis of strategic disposals in other income and operating expenses shows strategic costs and litigation and conduct costs in separate lines, these amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Note 2
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Note 3
Commentary – adjusted periodically for specific items

Group and segmental business performance commentary have been adjusted for the impact of specific items such as the Alawwal bank merger, additional authorised push payments fraud costs, notable items(detailed on Page 5), strategic, litigation and conduct costs(detailed on Page 16 to 20).

Notable items - Page 5 Strategic, litigation and conduct costs – Pages 16 to 20.
Aggregation of business segments into franchises

Personal & Ulster franchise results, combining the reportable segments of UK Personal Banking (UK PB) and Ulster Bank RoI, Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking.

Page 28 Note 4
Bank net interest margin (NIM)	Net interest income of the banking business less the NatWest Markets element as a percentage of interest-earning assets of the banking business less the NatWest Markets element.	Note 4

Performance metrics not defined under IFRS(1)

Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Note 5
Tangible net asset value	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 4
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 16 - 20.
Funded assets	Total assets less derivatives.	Page 16 - 20
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Page 37.

Note:

(1)    Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

RBS – Interim Results 2019

1

Appendix 2 Non-IFRS financial measures

1. Return on tangible equity

	Half year ended and as at		Quarter ended and as at
	30 June	30 June	30 June	31 March	30 June
RBS return on tangible equity	2019	2018	2019	2019	2018
Profit attributable to ordinary shareholders (£m)	2,038	888	1,331	707	96
Adjustment for Alawwal bank merger gain (£m)	764	-	-	-	-
Adjusted profit attributable to ordinary shareholders (£m)	1,274	-	-	-	-
Annualised profit attributable to ordinary shareholders (£m)	4,076	1,776	5,324	2,828	384
Annualised adjusted profit attributable to ordinary shareholders (£m)	2,548	-	-	-	-
Average total equity (£m)	46,310	48,773	46,179	46,516	48,578
Adjustment for other owners equity and intangibles (£m)	(12,528)	(15,019)	(12,410)	(12,581)	(15,056)
Adjusted total tangible equity (£m)	33,782	33,754	33,769	33,935	33,522
Return on tangible equity (%)	12.1%	5.3%	15.8%	8.3%	1.1%
Return on tangible equity adjusting for impact of Alawwal bank merger (%)	7.5%

	UK	Ulster	Commercial & Private
	Personal	Bank	Commercial	Private	RBS	NatWest
Half year ended 30 June 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit (£m)	1,037	23	701	155	194	300
Adjustment for tax (£m)	(290)	-	(196)	(43)	(27)	(84)
Preference share cost allocation (£m)	(36)	-	(82)	(8)	-	(30)
Adjusted attributable profit (£m)	711	23	423	104	167	186
Annualised adjusted attributable profit (£m)	1,422	46	846	207	334	372
Adjustment for Alawwal merger gain (£m)	-	-	-	-	-	(299)
Annualised adjusted profit attributable to ordinary shareholders (£m)	1,422	46	846	207	334	73
Monthly average RWAe (£bn)	37.0	14.3	79.6	9.6	7.0	49.2
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.1	9.6	1.2	1.1	7.4
Return on equity (%)	25.6%	2.1%	8.8%	16.6%	29.7%	1.0%
Half year ended 30 June 2018*
Operating profit (£m)	1,129	86	1,215	156	173	46
Adjustment for tax (£m)	(316)	-	(340)	(44)	(24)	(13)
Preference share cost allocation (£m)	(40)	-	(94)	(12)	(8)	(54)
Adjusted attributable profit (£m)	773	86	781	100	141	(21)
Annualised adjusted attributable profit (£m)	1,546	172	1,562	200	282	(42)
Monthly average RWAe (£bn)	32.8	17.7	86.5	9.4	6.9	56.4
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	4.9	2.5	10.4	1.3	1.1	8.5
Return on equity	31.4%	7.0%	15.1%	15.8%	25.7%	-0.5%

* Restated. Refer to Note 1 for further details.

RBS – Interim Results 2019

2

Appendix 2  Non-IFRS financial measures

1. Return on tangible equity continued

	UK	Ulster	Commercial & Private
	Personal	Bank	Commercial	Private	RBS	NatWest
Quarter ended 30 June 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit (£m)	539	3	264	75	101	362
Adjustment for tax (£m)	(151)	-	(74)	(21)	(14)	(101)
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	(30)
Adjusted attributable profit (£m)	370	3	149	50	87	231
Annualised adjusted attributable profit (£m)	1,480	12	596	199	345	924
Adjustment for Alawwal merger gain (£m)	-	-	-	-	-	(598)
Annualised adjusted profit attributable to ordinary shareholders (£m)	1,480	12	596	199	345	326
Monthly average RWAe (£bn)	37.2	14.3	80.1	9.6	7.0	49.1
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.1	9.6	1.2	1.1	7.4
Return on equity	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%
Quarter ended 31 March 2019
Operating profit (£m)	498	20	437	80	93	(62)
Adjustment for tax (£m)	(139)	-	(122)	(23)	(13)	17
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	-
Adjusted attributable profit (£m)	341	20	274	53	80	(45)
Annualised adjusted attributable profit (£m)	1,364	80	1,096	212	320	(180)
Monthly average RWAe (£bn)	36.8	14.2	79.1	9.6	7.0	49.4
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.5	2.1	9.5	1.2	1.1	7.4
Return on equity	24.7%	3.8%	11.5%	17.1%	28.6%	-2.4%
Quarter ended 30 June 2018*
Operating profit (£m)	585	76	664	94	95	(51)
Adjustment for tax (£m)	(164)	-	(186)	(26)	(13)	14
Preference share cost allocation (£m)	(20)	-	(47)	(6)	(4)	(27)
Adjusted attributable profit (£m)	401	76	431	62	78	(64)
Annualised adjusted attributable profit (£m)	1,604	304	1,724	248	310	(256)
Monthly average RWAe (£bn)	32.4	17.4	87.4	9.5	6.9	56.4
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	4.9	2.4	10.5	1.3	1.1	8.5
Return on equity	33.0%	12.5%	16.4%	19.3%	27.9%	-3.0%

*Restated. Refer to Note 1 for further details.

RBS – Interim Results 2019

3

Appendix 2  Non-IFRS performance measures

2. Operating expenses analysis

Statutory analysis (1,2)
	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	2,028	2,086	1,017	1,011	1,031
Premises and equipment	558	644	293	265	274
Other administrative expenses	863	1,636	445	418	1,237
Administrative expenses	3,449	4,366	1,755	1,694	2,542
Depreciation and amortisation	621	338	377	244	175
Write down of other intangible assets	30	31	30	-	7
Total operating expenses	4,100	4,735	2,162	1,938	2,724

Non-statutory analysis

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	1,841	1,903	905	936	939
Premises and equipment	493	574	245	248	288
Other administrative expenses	673	760	318	355	413
Strategic costs (1)	629	350	434	195	141
Litigation and conduct costs (2)	60	801	55	5	782
Administrative expenses	3,696	4,388	1,957	1,739	2,563
Depreciation and amortisation	399	316	200	199	154
Write down of other intangible assets	5	31	5	-	7
Total	4,100	4,735	2,162	1,938	2,724

Notes:

(1) On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, write-down of other intangible assets and other administrative expenses.

(2) On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

3. Cost:income ratio

	UK		Commercial & Private
	Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
Half year ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(1,229)	(281)	(1,262)	(232)	(119)	(678)	(299)	(4,100)
Operating lease depreciation	-	-	68	-	-	-	-	68
Adjusted operating expenses	(1,229)	(281)	(1,194)	(232)	(119)	(678)	(299)	(4,032)

Total income	2,447	283	2,165	384	310	942	586	7,117
Operating lease depreciation	-	-	(68)	-	-	-	-	(68)
Adjusted total income	2,447	283	2,097	384	310	942	586	7,049

Cost:income ratio (%)	50.2%	99.3%	56.9%	60.4%	38.4%	72.0%	nm	57.2%
Half year ended 30 June 2018 *
Operating expenses	(1,291)	(252)	(1,140)	(225)	(114)	(671)	(1,042)	(4,735)
Operating lease depreciation	-	-	57	-	-	-	-	57
Adjusted operating expenses	(1,291)	(252)	(1,083)	(225)	(114)	(671)	(1,042)	(4,678)

Total income	2,551	312	2,390	382	284	721	62	6,702
Operating lease depreciation	-	-	(57)	-	-	-	-	(57)
Adjusted total income	2,551	312	2,333	382	284	721	62	6,645

Cost:income ratio (%)	50.6%	80.8%	46.4%	58.9%	40.1%	93.1%	nm	70.4%

* Restated. Refer to Note 1 for further details.

RBS – Interim Results 2019

4

Appendix 2 Non-IFRS performance measures

3. Cost:income ratio continued

	UK		Commercial & Private
	Personal	Ulster Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& others	Group
Quarter ended 30 June 2019	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(594)	(145)	(588)	(115)	(60)	(344)	(282)	(2,128)

Total income	1,202	138	1,083	191	159	686	621	4,080
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjusted total income	1,202	138	1,049	191	159	686	621	4,046

Cost:income ratio	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%
Quarter ended 31 March 2019
Operating expenses	(635)	(136)	(640)	(117)	(59)	(334)	(17)	(1,938)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(635)	(136)	(606)	(117)	(59)	(334)	(17)	(1,904)

Total income	1,245	145	1,082	193	151	256	(35)	3,037
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjusted total income	1,245	145	1,048	193	151	256	(35)	3,003

Cost:income ratio	51.0%	93.8%	57.8%	60.6%	39.1%	130.5%	nm	63.4%
Quarter ended 30 June 2018 *
Operating expenses	(605)	(124)	(545)	(104)	(55)	(322)	(969)	(2,724)
Operating lease depreciation	-	-	26	-	-	-	-	26
Adjusted operating expenses	(605)	(124)	(519)	(104)	(55)	(322)	(969)	(2,698)

Total income	1,253	166	1,232	198	147	284	120	3,400
Operating lease depreciation	-	-	(26)	-	-	-	-	(26)
Adjusted total income	1,253	166	1,206	198	147	284	120	3,374

Cost:income ratio	48.3%	74.7%	43.0%	52.5%	37.4%	113.4%	nm	80.0%

* Restated. Refer to Note 1 for further details.

4. Net interest margin

	Half year ended		Quarter ended
	30 June	30 June	30 June	31 March	30 June
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
RBS net interest income	4,004	4,326	1,971	2,033	2,180
NWM net interest income	122	(67)	91	31	(31)
Net interest income excluding NWM	4,126	4,259	2,062	2,064	2,149
Annualised net interest income	8,074	8,724	7,906	8,245	8,744
Annualised net interest income excluding NWM	8,320	8,589	8,271	8,371	8,620
Average interest earning assets (IEA)	440,309	431,211	444,800	435,768	434,928
NWM average IEA	33,261	27,134	34,436	32,072	26,981
Average IEA excluding NWM	407,048	404,077	410,364	403,696	407,947

Net interest margin	1.83%	2.02%	1.78%	1.89%	2.01%
Bank net interest margin (excluding NWM)	2.04%	2.13%	2.02%	2.07%	2.11%

5. Loan:deposit ratio

			As at
			30 June	31 March	31 December
			2019	2019	2018
			£bn	£bn	£bn
Loans to customers - amortised cost			310.6	306.4	305.1
Customer deposits			361.6	355.2	360.9
Loan:deposit ratio (%)			86%	86%	85%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

RBS – Interim Results 2019

5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Chief Financial Officer

7 August 2019